Exhibit 99.2

SPROTT ASSET MANAGEMENT LP

SPROTT PHYSICAL GOLD AND SILVER TRUST

TRUST AGREEMENT

Dated as of October 26, 2017

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION		1
1.1	Definitions	1
1.2	Article and Section Headings	9
1.3	Statute References	9
1.4	Business Day	9
1.5	Number, Gender	10
1.6	References to “Agreement” etc.	10
1.7	Time of Day	10
1.8	Currency	10
1.9	Exercise of Discretion	10

ARTICLE 2 ESTABLISHMENT OF THE FUND		10
2.1	Establishment of the Trust	10
2.2	Appointment of the Trustee	10
2.3	Constituency of the Trust	10
2.4	Name of the Trust	11
2.5	Head Office; Situs	11
2.6	Purpose of the Trust	11
2.7	Investment by the Trust	11
2.8	Nature of the Trust	11
2.9	Mutual Fund Trust Election	12
2.10	U.S. Federal Income Tax Classification	12
2.11	Term	12

ARTICLE 3 STRUCTURE OF THE FUND		12
3.1	Division of the Trust into Units	12
3.2	Repurchase of Initial Unit	13
3.3	Voting	14
3.4	Consolidation and Subdivision	14
3.5	Calculation of Net Asset Value of the Trust and Net Asset Value per Unit	14
3.6	Calculation of Class Net Asset Value and Class Net Asset Value per Unit	16
3.7	Suspension of Right of Redemption and Calculation of Net Asset Value	17
3.8	Delegation by the Manager	18

ARTICLE 4 NET INCOME AND NET REALIZED CAPITAL GAINS		18
4.1	Valuation on Distribution Date	18
4.2	Computation of Net Income and Net Realized Capital Gains	18
4.3	Distribution of Net Income and Net Realized Capital Gains to Unitholders	19
4.4	Additional Distributions, Designations, Determinations, Allocations and Elections	20
4.5	Withholding Taxes	20
4.6	Income Tax Statements	20
4.7	Qualified Electing Trust Election and Reporting	21
4.8	Tax Definitions	21

ARTICLE 5 SALE AND TRANSFER OF UNITS		21

i

5.1	Allotment and Issue	21
5.2	CDS Non-Certificated Inventory System and DTC Book-Entry Only System	22
5.3	Transfer of Units	22
5.4	Successors in Interest of Unitholders	23
5.5	Units held Jointly or in Fiduciary Capacity	23
5.6	Purchases for Cancellation	23
5.7	Death, Bankruptcy, Insolvency or Incompetence of a Unitholder	23
5.8	Death of a Unitholder	24
5.9	Lost Unit Certificates	24
5.10	Declaration as to Beneficial Owner	24

ARTICLE 6 REDEMPTION OF UNITS		24
6.1	Redemption of Units for Bullion	24
6.2	Manner of Payment - Bullion	26
6.3	Redemption of Units for Cash	27
6.4	Effect of Redemption	28
6.5	Joint Holders	29
6.6	Suspension of Redemption Right	29
6.7	Performance of Trusts	29

ARTICLE 7 POWERS AND DUTIES OF THE TRUSTEE		30
7.1	General Powers	30
7.2	Specific Powers	30
7.3	Forwarding Materials	33
7.4	Dealing with Others and Self	33

ARTICLE 8 POWERS AND DUTIES OF THE MANAGER		34
8.1	Powers of the Manager	34
8.2	Duties of the Manager	34
8.3	Portfolio Execution	38
8.4	Soft Dollar Transactions	38
8.5	Distributors	38

ARTICLE 9 INDEPENDENT REVIEW COMMITTEE		38
9.1	Independent Review Committee	38

ARTICLE 10 FEES, COMPENSATION AND EXPENSES		39
10.1	Trustee’s Fee	39
10.2	Manager’s Fee	40
10.3	Investment Manager’s Fee	40
10.4	Bullion Custodian and Custodian’s Fees	40
10.5	Expenses of the Trust	40
10.8	Claim Against Property for Amounts Owing	41

ARTICLE 11
TRUSTEE LIABILITY AND INDEMNIFICATION		41
11.1	Standard of Care	41
11.2	Reliance	42

11.3	General Disclaimer of Liability	42
11.4	Indemnification of the Trustee	42
11.5	Additional Indemnification of the Trustee	43
11.6	Exception	44

ARTICLE 12 MANAGER LIABILITY AND INDEMNIFICATION		44
12.1	Standard of Care	45
12.2	Reliance	45
12.3	Engaging in Competition	45
12.4	Indemnification of the Manager	45
12.5	Liability for Investment Decisions	47

ARTICLE 13 CHANGE OF TRUSTEE		47
13.1	Resignation of Trustee	47
13.2	Removal of Trustee	47
13.3	Appointment of Successor	47
13.4	Termination Upon Failure to Appoint Successor	47

ARTICLE 14 TERMINATION OF THE MANAGER		47
14.1	Resignation, Insolvency or Bankruptcy of the Manager	47
14.2	Successor Manager	48

ARTICLE 15 CONCERNING THE UNITHOLDERS		48
15.1	Liability of Unitholders	48
15.2	Indemnification of the Trust by the Manager	49

ARTICLE 16 MEETINGS OF UNITHOLDERS		49
16.1	Time of Meetings	49
16.2	Place of Meeting	49
16.3	Notice of Meeting	49
16.4	Meetings Without Notice	50
16.5	Quorum	50
16.6	Chairman, Secretary and Scrutineers	50
16.7	Persons Entitled to be Present	50
16.8	Right to Vote	50
16.9	Votes to Govern	50
16.10	Show of Hands	50
16.11	Polls	51
16.12	Adjournment	51
16.13	Resolutions in Writing	51
16.14	Record Dates	51
16.15	Proxies	51
16.16	Validity of Proxies	51
16.17	Revocation of Proxy	52
16.18	Solicitation of Proxies	52
16.19	Form of Proxy Solicitation	52
16.20	Resolutions Binding	53
16.21	Minutes of Meetings	53

ARTICLE 17 SPECIAL FUNCTIONS		53
17.1	Registrar and Transfer Agent	53
17.2	Unit Register	53
17.3	Auditors	54
17.4	Valuation Agent	55
17.5	Custodian of Bullion	55
17.6	Custodian of Trust Property Other Than Bullion	55

ARTICLE 18
REPORTS AND EXECUTION OF DOCUMENTS		58
18.1	Records	58
18.2	Reports to Unitholders	58
18.3	Material to be Furnished to the Trustee	59
18.4	Documents Requiring Trustee’s Consent	59
18.5	Execution of Documents	59
18.6	Execution of Documents by the Manager	59
18.7	Material to be Furnished to Unitholders	60

ARTICLE 19 NOTICE		60
19.1	Notice to Unitholders	60
19.2	Methods of Communication	60
19.3	Deemed Delivery	61
19.4	Telephone Directions	61
19.5	Telephone Communications	62
19.6	Internet	62
19.7	Verification	62

ARTICLE 20 ARRANGEMENT WITH CFCL		62
20.1	Arrangement with CFCL	62

ARTICLE 21 AMENDMENTS		63
21.1	Non-Material Amendments	63
21.2	Unitholder Approval	63
21.3	Change of Auditors	66
21.4	Notice to Unitholders	66
21.5	Approval of Trustee	66

ARTICLE 22 TERMINATION OF THE TRUST		66
22.1	Termination of the Trust	66
22.2	Notice of Termination	66
22.3	Effect of Termination	67
22.4	Termination of Trust Agreement	67

ARTICLE 23 INVESTMENT POLICY		67
23.1	Investment Objective	67
23.2	Investment Strategy	68
23.3	Investment and Operating Restrictions	68
23.4	Investment and Reinvestment by the Trust	69

ARTICLE 24 GENERAL		69
24.1	Compliance with Law and Policy	69
24.2	Governing Law	70
24.3	Computation of Time	70
24.4	Omissions and Errors	70
24.5	Time	70
24.6	Counterparts and Facsimile	70
24.7	Complete Agreement	70
24.8	Severability	70
24.9	Inspection of Documents	70
24.10	Confidentiality, Data Processing and Sharing Of Information	71

SCHEDULE “A”                            ANNUAL CERTIFICATE OF COMPLIANCE

SCHEDULE “B”                            INTERIM CERTIFICATE OF COMPLIANCE

SCHEDULE “C” CERTIFICATE OF AUTHORIZED SIGNING AUTHORITIES

SCHEDULE “D” LIST OF DESIGNATED MARKETS

SCHEDULE “E” FORM OF BULLION REDEMPTION NOTICE

SCHEDULE “F” FORM OF CASH REDEMPTION NOTICE

v

THIS TRUST AGREEMENT made and entered into as of the 26th day of October, 2017

BETWEEN:

Ahsan Ahmed, an individual resident in the Province of Ontario

(hereinafter referred to as the “Settlor”)

OF THE FIRST PART

SPROTT ASSET MANAGEMENT LP,

a limited partnership formed under the laws of the Province of Ontario

(hereinafter referred to as the “Manager”)

OF THE SECOND PART

- and -

RBC INVESTOR SERVICES TRUST,

a trust company incorporated under the federal laws of Canada

(hereinafter referred to as the “Trustee”)

OF THE THIRD PART

WHEREAS the Settlor wishes to establish a trust to be known as the “Sprott Physical Gold and Silver Trust” (the “Trust”) as a closed-end mutual fund trust within the meaning of the Income Tax Act (Canada) and to cause the units of the Trust to be listed for trading on the Toronto Stock Exchange and the NYSE Arca;

AND WHEREAS the Trust was created to invest and hold substantially all of its assets in physical gold and silver bullion, which will provide holders of units of the Trust with a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold and silver bullion without the inconvenience that is typical of a direct investment in physical gold and silver bullion;

AND WHEREAS the Trustee, the Manager and the Settlor intend that certain of the operations and affairs of the Trust shall be managed by the Manager.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements set forth herein (the receipt and sufficiency of which are hereby acknowledged) the parties agree that the Trust Property (as hereinafter defined) shall be held and administered by the Trustee and the Manager upon the trusts, terms and conditions hereinafter set forth.

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Trust Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings ascribed to them below:

(a)                                 “ABCA” means the Business Corporations Act (Alberta);

(b)                                 “Additional Trustee Duties” has the meaning ascribed thereto in Section 11.5 hereof;

(c)                                  “Affiliate” has the meaning ascribed thereto in the Securities Act (Ontario), as amended from time to time;

(d)                                 “Applicable Laws” means, unless the context otherwise dictates, any applicable statute of Canada or of a province or territory of Canada or any applicable statute of the United States of America or of a state or territory of the United States of America or any applicable regulations, orders, instruments, policies or other laws made under statutory authority by any governmental or regulatory body or agency having jurisdiction over the Trust including, but not limited to, Securities Legislation and the Tax Act;

(e)                                  “Annual Certificate of Compliance” has the meaning ascribed thereto in clause 8.2(a)(xxxi) hereof and is substantially in the form of Schedule “A” attached hereto;

(f)                                   “Arrangement” means the arrangement under section 193 of the ABCA on the terms and subject to the conditions set out in the Arrangement Agreement and the Plan of Arrangement, subject to any amendments or variations made at the direction of the Court of Queen’s Bench of Alberta;

(g)                                  “Arrangement Agreement” means the arrangement agreement dated October 1, 2017 by and among Sprott Inc., CFCL, The Central Group Alberta Ltd., 2070140 Alberta Ltd., Phillip M. Spicer and J.C. Stefan Spicer;

(h)                                 “Arrangement Effective Date” means the date shown on the certificates of arrangement issued by the registrar pursuant to subsection 193(11) of the ABCA in respect of the articles of arrangement of CFCL and the articles of arrangement of 2070140 Alberta Ltd. in respect of the Arrangement;

(i)                                     “Associate” has the meaning ascribed thereto in the Securities Act (Ontario), as amended from time to time;

(j)                                    “Auditors” means a firm of chartered accountants duly licensed and recognized to practice in the Province of Ontario and appointed from time to time by the Manager pursuant to the provisions of Section 17.3 hereof. The initial Auditors shall be Ernst & Young LLP;

(k)                                 “Business Day” means any day on which the TSX or the NYSE Arca are open for trading;

(l)                                     “Bullion” means physical gold and silver bullion in London Good Delivery bar form that is unencumbered, fully allocated and stored at the Bullion Custodian by or on behalf of the Trust;

(m)                             “Bullion Custodian” means the custodian of the Bullion appointed pursuant to Section 17.5 hereof and shall include any sub-custodians appointed by it which from time to time hold the Bullion pursuant to the Storage Agreement or a separate written custodial agreement;

(n)                                 “Bullion Redemption Amount” has the meaning ascribed thereto in Subsection 6.1(c) hereof;

(o)                                 “Bullion Redemption Notice” means a written request signed by a Unitholder for the redemption of Units for Bullion, which must be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program, as described in Section 6.1 hereof substantially in the form of Schedule “E” attached hereto, or in such other form as the Manager may from time to time in its sole discretion determine;

(p)                                 “Broker” means a CDS Participant in Canada or a DTC Participant in the United States;

(q)                                 “Cash Redemption Notice” means a written request signed by a Unitholder for the redemption of Units for cash, which must be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program, in accordance with Section 6.3 hereof substantially in the form of Schedule “F”  attached hereto, or in such other form as the Manager may from time to time in its sole discretion determine;

(r)                                    “CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c.C-44, as amended from time to time;

(s)                                   “CBCA Corporation” means a corporation incorporated under the CBCA, any of the securities of which (i) are or were part of a distribution to the public, (ii) remain outstanding, and (iii) are held by more than one Person;

(t)                                    “CDS” means CDS Clearing and Depository Services Inc.;

(u)                                 “CDS Participant” means a registered dealer or other financial institution in Canada that is a direct or indirect participant in the CDS depository service holding securities operated by or on behalf of CDS;

(v)                                 “CFCL” means Central Fund of Canada Limited, a corporation existing under the ABCA;

(w)                               “Certificate of Authorized Signing Authorities” has the meaning ascribed thereto in subsection 11.2(a) hereof and is substantially in the form of Schedule “C” attached hereto;

(x)                                 “Class Expenses” in respect of any particular class or series of a class of Units means the expenses of the Trust (including Management Fees) that are allocated only to that class or series of a class;

(y)                                 “Class Net Asset Value” in respect of any particular class or series of a class of Units is the portion of the Net Asset Value of the Trust attributed to such class or series of a class determined in accordance with Section 3.5 and Section 3.6 hereof;

(z)                                  “Class Net Asset Value per Unit” in respect of any particular class or series of a class of Units is the portion of the Class Net Asset Value of the Trust attributed to each Unit of such class or series of a class determined in accordance with Section 3.5 and Section 3.6 hereof;

(aa)                          “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time;

(bb)                          “Common Expenses” means those expenses of the Trust other than Class Expenses;

(cc)                            “Corporate Action” means any conversion privileges, subscription rights, warrants or other rights or options available in connection with any securities forming part of the Trust Property, including those relating to the reorganization, recapitalization, takeover, consolidation, amalgamation, merger, liquidation, filing for or declaration of bankruptcy or plans of arrangement, of any corporation, association or other entity;

(dd)                          “Counsel” means any Person qualified and engaged in the practice of law in the Province of Ontario;

(ee)                            “Court” means any court of competent jurisdiction in the Province of Ontario;

(ff)                              “Custodian” means the custodian of the Trust Property, other than the Bullion, appointed pursuant to Section 17.6 hereof and shall include the Trustee and any sub-custodians appointed by the Trustee which from time to time hold the Trust Property other than the Bullion pursuant to this Trust Agreement or a separate written custodial agreement;

(gg)                            “Depository” means any authorized domestic or foreign depository or clearing or settlement agency or system, including a transnational book-based system, CDS or DTC;

(hh)                          “Designated Market” has the meaning ascribed thereto in Subsection 17.6(k) hereof;

(ii)                                  “Disclosure Documents” means any (final) prospectus of the Trust filed in all provinces and territories of Canada and any registration statement of the Trust filed with the United States Securities and Exchange Commission, or similar offering documents, including an information circular filed in connection with the Arrangement, as may be used by the Manager or required by applicable Securities Legislation in connection with qualifying the distribution of the Units to the public, including any amendments to such offering documents;

(jj)                                “Distribution Date” has the meaning ascribed thereto in Section 4.1 hereof;

(kk)                          “DTC” means The Depository Trust Company;

(ll)                                  “DTC Participant” means a registered broker/dealer or other financial institution in the United States that is a direct or indirect participant in the DTC book-entry only system and a Person through whom the Unitholder deals directly to initiate any transaction in Units;

(mm)                  “Extraordinary Resolution” means a resolution approved, in person or by proxy, by Unitholders holding Units representing in aggregate not less than 66 2/3% of the Net Asset Value of the Trust, or in the case of a separate vote by a particular class or series of a class of Units, 66 2/3% of the Class Net Asset Value, as determined in accordance with this Trust Agreement, at a duly constituted meeting of Unitholders, or at any adjournment thereof, called and held in accordance with this Trust Agreement, or a written resolution signed by Unitholders holding Units representing in aggregate not less than 66 2/3%of the Net Asset Value of the Trust, or in the case of a separate vote by a particular class or series of a class of Units, 66 2/3% of the Class Net Asset Value, as determined in accordance with this Trust Agreement;

(nn)                          “Fee Agreement” has the meaning ascribed thereto in Section 10.1 hereof;

(oo)                          “Fiscal Year” means the fiscal year of the Trust ending on the last day of December in each year or such other date as may be determined from time to time by the Manager;

(pp)                          “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

(qq)                          “Independent Review Committee” means the independent review committee of the Trust established pursuant to NI 81-107;

(rr)                                “Initial Unit” has the meaning ascribed thereto in Section 2.1 hereof;

(ss)                              “Interim Certificate of Compliance” has the meaning ascribed thereto in clause 8.2(a)(xxxii) and is substantially in the form of Schedule “B”  attached hereto;

(tt)                                “Investment Manager” means the Person(s) appointed by the Manager, on behalf of the Trust, from time to time pursuant to the provisions hereof and any portfolio management agreement, to determine, in its sole discretion, which securities or other assets shall be purchased, held or sold for the Trust and to execute or cause the execution of purchase and sale orders in respect of such determinations;

(uu)                          “Investment Policy” means the investment objective, the investment strategy, and the investment and operating restrictions of the Trust, as described in Article 23 hereof;

(vv)                          “London Good Delivery status” means in the case of physical gold bullion, 350 to 430 troy ounces, and in the case of physical silver bullion, 750 to 1,000 troy ounces, and in each case with no less than the required minimum fineness related thereto as determined by the London Bullion Market Association from time to time;

(ww)                      “Manager” means Sprott Asset Management LP, acting as the manager of the Trust, or any successor manager appointed in accordance with this Trust Agreement and subject to the Management Agreement;

(xx)                          “Management Agreement” means the management agreement between the Manager and the Trust to be dated on or about the date hereof, as the same may be amended, restated or supplemented from time to time;

(yy)                          “Management Fee” has the meaning ascribed thereto in Section 10.2 hereof;

(zz)                            “Manager Reorganization” means any change of the Manager which occurs primarily as a result of restructuring corporations, limited partnerships or other entities under similar control and ownership and which results in no material change to the day-to-day management, administration or operation of the Trust;

(aaa)                   “Minimum Bullion Redemption Amount” means 100,000 Units, provided that if 100,000 Units is not at least equivalent to the aggregate value of (i) one London Good Delivery bar of gold, (ii) the Proportionate Silver Amount and (iii) applicable expenses, the Minimum Bullion Redemption Amount shall be such number of units as are at least equivalent to the aggregate value (i) one London Good Delivery bar of gold, (ii) the Proportionate Silver Amount and (iii) applicable expenses.

(bbb)                   “Monthly Redemption Date” means the last business day of a month when the the NYSE Arca is open for trading;

(ccc)                      “Net Asset Value of the Trust” is the amount determined from time to time in accordance with Section 3.5 hereof;

(ddd)                   “Net Asset Value per Unit” is the amount determined from time to time in accordance with Section 3.5 hereof;

(eee)                      “Net Change in Non-Portfolio Assets” on a Valuation Date means:

(i)                                     the aggregate of all income accrued by the Trust as of that Valuation Date, including cash dividends and distributions, interest and compensation since the last calculation of Class Net Asset Value or Class Net Asset Value per Unit, as the case may be; minus

(ii)                                  the Common Expenses to be accrued by the Trust as of that Valuation Date which have been accrued since the last calculation of Class Net Asset Value or Class Net Asset Value per Unit, as the case may be; plus or minus

(iii)                               any change in the value of any non-portfolio assets or liabilities stated in any foreign currency accrued on that Valuation Date since the last calculation of Class Net Asset Value or Class Net Asset Value per Unit, as the case may be, including, without limitation, cash, accrued dividends or interest and any receivables or payables; plus or minus

(iv)                              any other item accrued on that Valuation Date determined by the Manager to be relevant in determining the Net Change in Non-Portfolio Assets;

(fff)                         “Net Income” has the meaning ascribed thereto in subsection 4.2(a) hereof;

(ggg)                      “Net Realized Capital Gains” has the meaning ascribed thereto in subsection 4.2(b) hereof;

(hhh)                   “NI 81-102” means National Instrument 81-102 Investment Funds, as amended from time to time;

(iii)                               “NI 81-106” means National Instrument 81-106 Investment Fund Continuous Disclosure, as amended from time to time;

(jjj)                            “NI 81-107” means National Instrument 81-107 Independent Review Committee for Investment Funds, as amended from time to time;

(kkk)                   “Non-Certificated Inventory System” means the non-certificated inventory system of recording CDS Participants holding securities operated by or on behalf of CDS;

(lll)                               “NYSE Arca” means the New York Stock Exchange Arca;

(mmm)       Obligations” means collectively all of the obligations, liabilities and indebtedness of the Trust to the Trustee from time to time, whether present or future, absolute or contingent, liquidated or unliquidated, of whatsoever nature or kind, in any currency or otherwise, including without limitation any unpaid fees, disbursements and  expenses, and any indemnification and overdraft amounts, arising pursuant to this Trust Agreement and under any transaction or arrangement entered into in connection herewith or otherwise with or for the benefit of the Trust including, without limitation, any foreign exchange or similar transaction however defined and documented including under any ISDA Master Agreement or similar document, any securities lending transactions, and any administrative services provided by the Trustee in any capacity;

(nnn)                   “Ordinary Resolution” means a resolution approved, in person or by proxy, by Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value of the Trust, or in the case of a separate vote by a particular class or series of a class of Units, 50% of the Class Net Asset Value,  as determined in accordance with this Trust Agreement, at a duly constituted meeting of Unitholders, or at any adjournment thereof, called and held in accordance with this Trust Agreement, or a written resolution signed by Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value of the Trust, or in the case of a separate vote by a particular class or series of a class of Units, 50% of the Class Net Asset Value, as determined in accordance with this Trust Agreement;

(ooo)                   “Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(ppp)                         “PFIC” means a “passive foreign investment company” within the meaning of Section 1297 of the Code;

(qqq)                         “Plan of Arrangement” has the meaning ascribed thereto in the Arrangement Agreement;

(rrr)                                  “PPSA” means the Personal Property Security Act (Ontario) and any successor legislation thereto amended and in effect from time to time

(sss)                         “Proportionate Share”, when used to describe (i) an amount to be allocated to any one class or series of a class of Units, means the total amount to be allocated to all classes or series of classes of Units multiplied by a fraction, the numerator of which is the Class Net Asset Value of such class or series of a class and the denominator of which is the Net Asset Value of the Trust at such time, and (ii) a Unitholder’s interest in or share of any amount, means, after an allocation has been made to each class or series of a class of Units as provided in clause (i), that allocated amount multiplied by a fraction, the numerator of which is the number of Units of that class or series of a class registered in the name of that Unitholder and the denominator of which is the total number of Units of that class or series of a class then outstanding (if such Unitholder holds Units of more than one class or series of a class, then such calculation is made in respect of each class or series of a class of Units and aggregated);

(ttt)                            “Proportionate Silver Amount” means such number of London Good Delivery bars of silver with an aggregate value (as at the Valuation Time on the applicable Monthly Redemption Date in the month during which the redemption request is processed) that is proportionate to the aggregate value of one London Good Delivery bar of gold based on the proportionate value of physical gold and silver bullion held by the Trust (as at the Valuation Time on the applicable Monthly Redemption Date in the month during which the redemption request is processed).

(uuu)                         “QEF” has the meaning ascribed thereto in Section 4.7 hereof;

(vvv)                   “Redemption Amount” has the meaning ascribed thereto in subsection 6.1(b) hereof;

(www)             “Register” means the register or registers of the Trust established and maintained by the Registrar and Transfer Agent pursuant to Section 17.2 hereof;

(xxx)                   “Registrar and Transfer Agent” means the registrar and transfer agent of the Units appointed by the Manager in accordance with Section 17.1 hereof. The initial Registrar and Transfer Agent shall be TSX Trust Company;

(yyy)                         “Securities Authorities” means the Ontario Securities Commission and equivalent securities regulatory authorities in each other province and territory of Canada, and the United States Securities and Exchange Commission;

(zzz)                            “Securities Legislation” means the laws, regulations, rules, requirements and policies of the Securities Authorities which are in effect from time to time and applicable to the Trust including, but not limited to NI 81-102, NI 81-106, NI 81-107, the United States Securities Act of 1933, as amended;

(aaaa)            “Settlor” means Ahsan Ahmed, an individual resident in the Province of Ontario;

(bbbb)            “STA” means the Securities Transfer Act, 2006 (Ontario) and any successor legislation thereto as amended and in effect from time to time

(cccc)                “Storage Agreement” means the precious metals storage agreement to be entered into between the Manager, on behalf of the Trust, and the Bullion Custodian, as the same may be amended, restated or supplemented from time to time;

(dddd)            “Sub-Custodian Guidelines” has the meaning ascribed thereto in subsection 17.6(h) hereof;

(eeee)                “Tax Act” means the Income Tax Act (Canada) and the regulations, rules, requirements and policies promulgated thereunder, as amended from time to time;

(ffff)                    “Termination Event” has the meaning ascribed thereto in subsection 14.1(c) hereof;

(gggg)                “TSX” means the Toronto Stock Exchange;

(hhhh)            “Trust” means Sprott Physical Gold and Silver Trust, a trust established under the laws of the Province of Ontario and governed by this Trust Agreement;

(iiii)                            “Trust Agreement” means this trust agreement among the Settlor, the Manager and the Trustee made and entered into as of the day and year first above written, as the same may be further amended, restated, supplemented or replaced from time to time;

(jjjj)                        “Trust Property” at any time, means any and all securities, cash (including free credit balances), property and assets, real and personal, tangible and intangible, transferred, conveyed or paid to the Trust including, without limitation:

(i)                                     all funds realized from the sale of Units;

(ii)                                  Bullion from time to time delivered to and received by the Trust or held for its account as directed by the Manager and accepted by the Bullion Custodian on behalf of the Trust in accordance with the Storage Agreement;

(iii)                               all investments, sums or property of any type or description (other than the Bullion) from time to time delivered to and received by the Trust or held for its account as directed by the Manager and accepted by the Trustee on behalf of the Trust in accordance with this Trust Agreement;

(iv)                              any proceeds of disposition of any of the foregoing property and assets; and

(v)                                 all income, interest, profit, gains and accretions and additional rights arising from or accruing to such foregoing property or such proceeds of disposition;

(kkkk)            “Trustee” means RBC Investor Services Trust, acting as the trustee of the Trust, or any successor trustee appointed in accordance with this Trust Agreement;

(llll)                            “Unit” means a unit of beneficial interest, in any class or series of a class of the Trust, as presently constituted pursuant to Section 3.1 hereof as the same may from time to time hereinafter be constituted, and collectively referred to as the “Units”;

(mmmm)                                            “Unitholders” means Persons whose name appears on the Register as a registered holder of one or more Units or fractions thereof and “Unitholder” means any one of them;

(nnnn)            “Unit Certificate” means a certificate evidencing ownership by a Unitholder in such form as is approved by the Manager;

(oooo)            “Valuation Agent” means the service provider to the Trust appointed pursuant to Section 17.4 hereof and the Valuation Services Agreement to provide certain valuation services for the Trust. The initial Valuation Agent shall be RBC Investor Services Trust;

(pppp)            “Valuation Date” means each Business Day, unless the Manager determines that the assets of the Trust should be valued less frequently, either generally or in respect of one or more specific instances, in which event “Valuation Date” shall mean such Business Day or Business Days as the Manager determines;

(qqqq)            “Valuation Services Agreement” means the valuation services agreement between the Manager and the Valuation Agent to be dated on or about the date hereof, as the same may be amended, restated or supplemented from time to time;

(rrrr)                        “Valuation Time” means 4:00 p.m. (Toronto time) on a Valuation Date or such other time on a Valuation Date as the Manager deems appropriate; and

(ssss)                    “Voting Materials” means all proxies, proxy solicitation materials and other communications received by the Manager relating to the securities forming part of the Trust Property that call for voting.

1.2                               Article and Section Headings

Article and section headings have been inserted for convenience only and are not to affect the construction or interpretation of this Trust Agreement.

1.3                               Statute References

In this Trust Agreement, any reference herein to a statute, rule, regulation, policy statement, ruling, notice, order or other instrument promulgated thereunder or provision therein shall be deemed to be a reference to such statute, rule, regulation, policy statement, ruling, notice, order or other instrument promulgated thereunder or provision therein as amended, re-enacted or replaced from time to time and references to specific parts, paragraphs or sections thereof shall include all amendments, re-enactments or replacements thereof.

1.4                               Business Day

Unless otherwise specified, if under this Trust Agreement any payment or calculation is to be made, or any other action is to be taken, on or as of a day which is not a Business Day, that payment or calculation is to be made, and that other action is to be taken, as applicable, on or as of the next day that is a Business Day.

1.5                               Number, Gender

Unless elsewhere otherwise expressly provided in this Trust Agreement or unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing the masculine gender include the feminine and neuter gender.

1.6                               References to “Agreement” etc.

Unless otherwise specified, references in this Trust Agreement to sections and schedules are to sections of, and schedules to, this Trust Agreement. References in this Trust Agreement to “Agreement”, “herein”, “hereafter”, “hereby”, “hereto”, “hereof” and “hereunder” and similar expressions shall be deemed to refer to this Trust Agreement and shall not be limited to the particular article or section in which such words appear.

1.7                               Time of Day

Unless otherwise specified, references to time of day or date mean the local time or date in the City of Toronto, Province of Ontario, Canada.

1.8                               Currency

Unless otherwise specified herein or where required by Applicable Laws, all references herein to currency shall be references to currency of the United States of America.

1.9                               Exercise of Discretion

The term “power”, as used in this section, shall be deemed to mean and include those things which a party hereto may or will in the future do or refrain from doing in the management, supervision and carrying out of the Trust created by this Trust Agreement in accordance with the terms hereof and Applicable Laws. Every power in this Trust Agreement or by law conferred on a party hereto shall be an absolute and uncontrolled power and no such party shall be held liable for any loss or damage occurring as a result of such party concurring or failing to concur in the exercise of any such power. The parties hereto shall be entitled to exercise their powers in their sole and absolute discretion, whenever, and as often, from time to time, as they deem advisable without application for approval by any court or governmental official, and as to which their judgment shall be final and binding upon all parties interested or potentially interested in the Trust.

ARTICLE 2
 ESTABLISHMENT OF THE FUND

2.1                               Establishment of the Trust

The Trustee confirms that to constitute and settle the Trust the Settlor has given to the Trustee the sum of Ten Dollars ($10.00) for the Trust and has thereby established for the benefit of the holders of its Units from time to time, a trust for the Trust and has been issued one Unit (the “Initial Unit”).

2.2                               Appointment of the Trustee

The Trustee agrees to act as the trustee of the assets, monies and investments from time to time of the Trust and shall hold the same upon and subject to the provisions of this Trust Agreement.

2.3                               Constituency of the Trust

The Trust shall, in addition to those assets already under administration, consist of monies from time to time delivered to the Trustee for investment and such investments and other assets as may from time to time be acquired by the Trustee through the application of such monies, together with accretions thereto, less amounts paid out by the Trustee from time to time in accordance herewith.

2.4                               Name of the Trust

The Trust hereby created shall be known as the “Sprott Physical Gold and Silver Trust” or such other name as the Manager may from time to time designate and the Trust may at any time adopt a French version of its name at the sole discretion of the Manager. Any mention of the name of the Trust herein shall refer to both the English and French forms of the name of the Trust, and insofar as may be practical, legal and convenient, the affairs of the Trust shall be conducted and transacted under that name, it being the intention that such name shall refer to the Trust and shall not refer to the Trustee or to the Unitholders.

2.5                               Head Office; Situs

The head office and the principal office and situs of the administration of the Trust shall be in Toronto, Ontario, Canada at the address of the Manager or at such other location as shall be designated by the Manager, but may only be changed to another location in Ontario designated by the Manager.

2.6                               Purpose of the Trust

The Trust created hereby is a closed-end mutual fund trust. The Trust will, for the benefit of its Unitholders, engage in making investments in accordance with the Investment Policy set out in Article 23 hereof. Some or all of the Trust’s assets may from time to time be invested in cash and interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for working capital purposes as the Manager may deem prudent in the circumstances. The business of the Trust shall include all things necessary or advisable to give effect to the Trust’s Investment Policy.

2.7                               Investment by the Trust

The Trustee shall from time to time settle any or all of the investments of the Trust (other than the Bullion) and reinvest the proceeds thereof or exchange any or all of such investments of the Trust for other investments, always only in accordance with the direction of the Manager or a duly appointed Investment Manager. The Trust, the Trustee, the Manager or any Investment Manager shall not, in carrying out investment activities, be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees (and in particular shall not be limited by sections 27 and 27.1 of the Trustee Act (Ontario)), but shall be limited by the Investment Policy contained herein and Applicable Laws to which the Trust is subject. It shall be the responsibility of the Manager to ensure that all investments of the Trust Property held by the Trustee and the Bullion Custodian are made in such a way as to comply with any statement made in any current Disclosure Documents or like offering document of the Trust as to the Investment Policy applicable to the Trust and so as to comply with this Trust Agreement and Applicable Laws.

2.8                               Nature of the Trust

(a)                                 An interest in the Trust is represented by Units. The Trust, its Units and its property shall be governed by the general law of trusts, except as such general law of trusts has been or is from time to time modified, altered or abridged for unit trusts and for the Trust by Applicable Laws or requirements imposed by applicable Securities Authorities or other regulatory authorities or by the terms, conditions and trusts set forth in this Trust Agreement.

(b)                                 Except as provided in Section 2.10 hereof with respect to the U.S. federal income tax classification of the Trust, the Trust is not, is not intended to be, shall not be deemed to be, and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, agency, corporation or joint stock company nor shall the Trustee or the Unitholders or any of them for any purpose be, or be deemed to be, treated in any way whatsoever to be liable or responsible hereunder as partners or joint ventures. The Unitholders shall be beneficiaries and their relationship to the Trustee shall be solely in that capacity in accordance with the rights conferred and obligations imposed upon them hereunder. The Trustee shall not be, or be deemed to be, the agent of the Unitholders.

(c)                                  The beneficial interest of a Unitholder shall be limited to the right to participate in distributions when and as declared by the Manager as contemplated by Article 4, and distributions upon the termination of the Trust as contemplated in Article 22. The ownership of the Trust Property is vested in the Trustee and the right to conduct the affairs of the Trust is vested in the Trustee and the Manager, subject to the provisions of this Trust Agreement, and the Unitholders shall have no interest in the assets of the Trust or right to intervene in the conduct of the affairs of the Trust except as expressly provided herein. In purchasing Units, a Unitholder assumes no personal liability whatsoever to any Person in connection with the assets or affairs of the Trust. In the event a Unitholder should be required to satisfy any obligation of the Trust, such Unitholder shall be entitled to reimbursement from any available assets of the Trust in accordance with Section 15.1 hereof.

2.9                               Mutual Fund Trust Election

In respect of the first taxation year of the Trust, the Manager, on behalf of the Trust, shall elect pursuant to subsection 132(6.1) of the Tax Act that the Trust be deemed to be a “mutual fund trust” for the entire year.

2.10                        U.S. Federal Income Tax Classification

The Manager, on behalf of the Trust, shall file an affirmative election with the U.S. Internal Revenue Service under U.S. Treasury Regulations Section 301.7701-3 for the Trust to be classified as an association taxable as a corporation for U.S. federal income tax purposes. Such election shall be filed before the Arrangement Effective Date and shall be effective as of the date of establishment of the Trust. The Manager, on behalf of the Trust, shall not take any action inconsistent with the treatment of the Trust as an association taxable as a corporation for U.S. federal income tax purposes and shall not elect to treat the Trust as an entity other than as an association taxable as a corporation for such purposes.

2.11                        Term

This Trust Agreement shall continue in full force and effect unless otherwise terminated in accordance with its provisions.

ARTICLE 3
 STRUCTURE OF THE FUND

3.1                               Division of the Trust into Units

Subject to Article 21, the Manager shall have sole discretion in determining whether the capital of the Trust is divided into one or more classes of Units and into one or more series of each such class, the attributes that shall attach to each class or series of Units and whether any class or series of Units should be redesignated as a different class or series of Units from time to time. The class or classes of Units and the series of each such class of Units created and authorized for the Trust, including any redesignation of any class or any series of a class of Units, shall be as shown from time to time in the Register kept for the Trust. Until changed by the Manager, each class or series of a class of Units shall have the following attributes:

(a)                                 each Unit shall be without nominal or par value;

(b)                                 each whole Unit of a particular class or a series of a class shall entitle the holder thereof to one vote at all meetings of Unitholders where all classes and series of Units vote together and to one vote at all meetings of Unitholders where that particular class or series of a class of Units votes separately as a class or series;

(c)                                  each Unit of a particular class or series of a class shall entitle the holder thereof to participate pro rata, in accordance with the provisions hereof, with respect to all distributions made to that class or series of a class and, upon liquidation of the Trust, to participate pro rata with other Unitholders of that same class or series of a class in the Net Asset Value of the Trust remaining after the satisfaction of outstanding liabilities of the Trust and the class or series of a class as provided in Article 22 hereof;

(d)                                 distributions shall be allocated among the classes or series of a class of Units in such manner as the Manager considers appropriate and equitable;

(e)                                  there shall be no pre-emptive rights attaching to the Units;

(f)                                   there shall be no cancellation or surrender provisions attaching to the Units except as set out herein;

(g)                                  once the Net Asset Value per Unit for the applicable class or series of a class, determined in accordance with Section 3.6 hereof, at the time of issuance has been paid, Units shall be non-assessable so that there shall be no liability for future calls or assessments with respect to the Units;

(h)                                 all Units shall be transferable, but only as contemplated herein;

(i)                                     each Unit shall entitle the holder thereof to require the Trust to redeem the Unit as provided in Article 6;

(j)                                    subject to limitations and requirements determined from time to time by the Manager and disclosed in the Disclosure Documents, each Unit of a particular class or series of a class of the Trust may be redesignated by the Manager as a Unit of another class or series of the Trust based on the respective Net Asset Value per Unit for each such class or series of Units on the date of the redesignation;

(k)                                 the number of Units and the classes and series of Units of the Trust that may be issued is unlimited; and

(l)                                     fractional Units of a class or series of a class may be issued and shall be proportionately entitled to all the same rights as whole Units of that same class or series, except voting rights (however fractional Units held by a single Unitholder may be combined).

Each class and series of a class of Units shall also have the features and characteristics disclosed from time to time in the Disclosure Documents or such other offering documents of the Trust. The Trustee and the Manager may be Unitholders.

3.2                               Repurchase of Initial Unit

At the request of the Settlor, the Trust will purchase and the Settlor will sell the Initial Unit for a purchase price of $10.00. Upon completion of such purchase and sale, the Initial Unit will be cancelled and will no longer be outstanding for any of the purposes of this Trust Agreement.

3.3                               Voting

Subject to Section 3.1 hereof, each Unitholder shall be entitled to one vote for each whole Unit held by such Unitholder.

3.4                               Consolidation and Subdivision

Units may be consolidated or subdivided by the Manager upon the Manager giving at least 21 days’ prior written notice to the Trustee and to each Unitholder of its intention to do so. Notwithstanding the foregoing, Units may be consolidated without notice to Unitholders in connection with a distribution to Unitholders pursuant to Section 4.3 hereof.

3.5                               Calculation of Net Asset Value of the Trust and Net Asset Value per Unit

The calculation of the Net Asset Value of the Trust shall be the responsibility of the Manager, who may consult with the Valuation Agent, any Investment Manager, the Bullion Custodian, the Custodian and/or the Auditors. The Net Asset Value of the Trust shall be determined for the purposes of subscriptions and redemptions as at the Valuation Time on each Valuation Date in United States dollars. The Net Asset Value of the Trust determined on the last Valuation Date of each year shall include all income, Common Expenses, Class Expenses or any other items to be accrued to December 31st of each year and since the last calculation of the Net Asset Value per Unit or the Class Net Asset Value per Unit for the purpose of the distribution of Net Income and Net Realized Capital Gains of the Trust to Unitholders. The “Net Asset Value of the Trust” as at the Valuation Time on each Valuation Date shall be the amount obtained by deducting from the aggregate fair market value of the assets of the Trust as of such Valuation Date an amount equal to the fair value of the liabilities of the Trust (excluding all liabilities represented by outstanding Units) as of such Valuation Date. The “Net Asset Value per Unit” shall be determined by dividing the Net Asset Value of the Trust on a Valuation Date by the total number of Units then outstanding on such Valuation Date. The Net Asset Value of the Trust as at the Valuation Time on a Valuation Date shall be determined in accordance with the following:

(a)                                 The assets of the Trust shall be deemed to include the following property:

(i)                                     all Bullion owned by or contracted for the Trust;

(ii)                                  all cash on hand or on deposit, including any interest accrued thereon adjusted for accruals deriving from trades executed but not yet settled;

(iii)                               all bills, notes and accounts receivable;

(iv)                              all interest accrued on any interest-bearing securities owned by the Trust other than interest, the payment of which is in default; and

(v)                                 prepaid expenses.

(b)                                 The market value of the assets of the Trust shall be determined as follows:

(i)                                     the value of Bullion shall be its market value based on the prices of such Bullion provided by a widely recognized pricing service as directed by the Manager and, if such service is not available, such Bullion shall be valued at prices provided by another pricing service as determined by the Manager in consultation with the Valuation Agent;

(ii)                                  the value of any cash on hand or on deposit, bills, demand notes, accounts receivable, prepaid expenses, and interest accrued and not yet received, shall be deemed to be the full amount thereof unless the Manager shall have determined that any such deposit, bill, demand note, account receivable, prepaid expense or interest is not worth the full amount thereof, in which event the value thereof shall be deemed to be such value as the Manager shall determine to be the fair value thereof;

(iii)                               short-term investments including notes and money market instruments shall be valued at cost plus accrued interest;

(iv)                              the value of any security or other property for which no price quotations are available or, in the opinion of the Manager, to which the above valuation principles cannot or should not be applied, shall be the fair value thereof determined from time to time in such manner as the Manager shall from time to time provide; and

(v)                                 the value of all assets and liabilities of the Trust valued in terms of a currency other than the currency used to calculate the Net Asset Value of the Trust shall be converted to the currency used to calculate the Net Asset Value of the Trust by applying the rate of exchange obtained from the best available sources to the Valuation Agent as agreed upon by the Manager including, but not limited to, the Trustee or any of its Affiliates.

(c)                                  The liabilities of the Trust shall be calculated on a fair value basis and shall be deemed to include the following:

(i)                                     all bills, notes and accounts payable;

(ii)                                  all fees (including Management Fees) and administrative and operating expenses and applicable taxes payable and/or accrued by the Trust;

(iii)                               all contractual obligations for the payment of money or property, including distributions of Net Income and Net Realized Capital Gains, if any, declared, accrued or credited to the Unitholders but not yet paid on the day before the Valuation Date as of which the Net Asset Value of the Trust is being determined;

(iv)                              all allowances authorized or approved by the Manager or the Trustee for taxes or contingencies; and

(v)                                 all other liabilities of the Trust of whatsoever kind and nature, except liabilities represented by outstanding Units.

(d)                                 For the purposes of determining the market value of any security or property pursuant to Subsection 3.5(b) to which, in the opinion of the Valuation Agent in consultation with the Manager, the above valuation principles cannot be applied (because no price or yield equivalent quotations are available as provided above, or the current pricing option is not appropriate, or for any other reason), shall be the fair value as determined in such manner by the Valuation Agent in consultation with the Manager and generally adopted by the marketplace from time to time, provided that any change to the standard pricing principles as set out above shall require prior consultation and written agreement with the Manager. For greater certainty, fair valuing an investment comprising the Trust Property may be appropriate if: (i) market quotations do not accurately reflect the fair value of an investment; (ii) an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded; (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

(e)                                  For the purposes of determining the value of Bullion, the Manager relies solely on weights provided to the Manager by third parties. The Manager, the Trustee or the Valuation Agent shall not be required to make any investigation or inquiry as to the accuracy or validity of such weights.

(f)                                   Portfolio transactions (investment purchases and sales) will be reflected in the first computation of the Net Asset Value of the Trust made after the date on which the transaction becomes binding.

(g)                                  The Net Asset Value of the Trust and Net Asset Value per Unit on the first Business Day following a Valuation Date shall be deemed to be equal to the Net Asset Value of the Trust (or per Unit, as the case may be) on the such Valuation Date after payment of all fees and applicable taxes, including Management Fees, and after processing of all subscriptions and redemptions of Units in respect of such Valuation Date.

(h)                                 The Net Asset Value of the Trust and the Net Asset Value per Unit determined by the Manager in accordance with the provisions of this section shall be conclusive and binding on all Unitholders.

(i)                                     The Manager and any Investment Manager may determine such other rules regarding the calculation of the Net Asset Value of the Trust and the Net Asset Value per Unit which they deem necessary from time to time, which rules may deviate from IFRS.

3.6                               Calculation of Class Net Asset Value and Class Net Asset Value per Unit

(a)                                 The Net Asset Value for a particular class or series of a class of Units (the “Class Net Asset Value”) as at the Valuation Time on a Valuation Date shall be determined for the purposes of subscriptions and redemptions in accordance with the following calculation:

(i)                                     the Class Net Asset Value last calculated for that class or series of a class; plus

(ii)                                  the increase in the assets attributable to that class or series of a class as a result of the issue of Units of that class or series of a class or the redesignation of Units into that class or series of a class since the last calculation; minus

(iii)                               the decrease in the assets attributable to that class or series of a class as a result of the redemption of Units of that class or series of a class or the redesignation of Units out of that class or series of a class since the last calculation; plus or minus

(iv)                              the Proportionate Share of the Net Change in Non-Portfolio Assets attributable to that class or series of a class since the last calculation; plus or minus

(v)                                 the Proportionate Share of market appreciation or depreciation of the portfolio assets attributable to that class or series of a class since the last calculation; minus

(vi)                              the Proportionate Share of the Common Expenses and applicable taxes allocated to that class or series of a class since the last calculation; minus

(vii)                           any Class Expenses and applicable taxes allocated to that class or series of a class since the last calculation.

(b)                                 A Unit of a class or series of a class of the Trust being issued or a Unit that has been redesignated as a part of that class or series of a class shall be deemed to become outstanding as of the next calculation of the applicable Class Net Asset Value immediately following the Valuation Date at which the applicable Class Net Asset Value per Unit that is the issue price or redesignation basis of such Unit is determined and the issue price received or receivable for the issuance of the Unit shall then be deemed to be an asset of the Trust attributable to the applicable class or series of a class.

(c)                                  A Unit of a class or series of a class of the Trust being redeemed or a Unit that has been redesignated as no longer being a part of that class or series of a class shall be deemed to remain outstanding as part of that class or series of a class until immediately following the Valuation Date as of which the applicable Class Net Asset Value per Unit that is the redemption price or redesignation basis of such Unit is determined; thereafter, the redemption price of the Unit being redeemed, until paid, shall be deemed to be a liability of the Trust attributable to the applicable class or series of a class and the Unit which has been redesignated will be deemed to be outstanding as a part of the class or series of a class into which it has been redesignated.

(d)                                 On any Valuation Date that a distribution is paid to Unitholders of a class or series of a class of Units, a second Class Net Asset Value shall be calculated for that class or series of a class, which shall be equal to the first Class Net Asset Value calculated on that Valuation Date minus the amount of the distribution. For greater certainty, the second Class Net Asset Value shall be used for determining the Class Net Asset Value per Unit on such Valuation Date for purposes of determining the issue price and redemption price for Units on such Valuation Date, as well as the redesignation basis for Units being redesignated into or out of such class or series of a class, and Units redeemed or redesignated out of that class or series of a class as at such Valuation Date shall participate in such distribution while Units subscribed for or redesignated into such class or series of a class as at such Valuation Date shall not.

(e)                                  The Class Net Asset Value per Unit of a particular class or series of a class of Units as at any Valuation Date is the quotient obtained by dividing the applicable Class Net Asset Value as at such Valuation Date by the total number of Units of that class or series of a class outstanding at such Valuation Date. This calculation shall be made without taking into account any issuance, redesignation or redemption of Units of that class or series of a class to be processed by the Trust immediately after the Valuation Time of such calculation on that Valuation Date. The Class Net Asset Value per Unit for each class or series of a class of Units for the purpose of the issue of Units or the redemption of Units shall be calculated on each Valuation Date by or under the authority of the Manager as at the Valuation Time on every Valuation Date as shall be fixed from time to time by the Manager and the Class Net Asset Value per Unit so determined for each class or series of a class shall remain in effect until the Valuation Time as of which the Class Net Asset Value per Unit for that class or series of a class is next determined.

3.7                               Suspension of Right of Redemption and Calculation of Net Asset Value

During any period in which the right of Unitholders to request a redemption of their Units for Bullion and/or cash is suspended pursuant to Section 6.6 hereof, the Manager, on behalf of the Trust, shall direct the Valuation Agent to suspend the calculation of the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Unit for each class or series of a class of Units. During any such period of suspension, the Trust shall not issue or redeem any Units.

The calculation of the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Unit for each class or series of a class of Units shall resume in compliance with applicable Securities Legislation or any approval granted by Canadian Securities Authorities having jurisdiction. In the event of such a suspension, (i) a Unitholder who has delivered a Bullion Redemption Notice or a Cash Redemption Notice, as the case may be, for which the redemption amount has not yet been calculated may either withdraw such notice prior to the end of the suspension period or receive delivery of Bullion and/or payment of cash, as the case may be, based on the redemption price of the Units determined on the first Valuation Date that the Class Net Asset Value per Unit of the applicable class or series of a class of Units is calculated following the termination of the suspension; and (ii) a subscriber who has submitted a purchase order for which the issue price for the Units has not yet been calculated may either withdraw such subscriber’s purchase order prior to the end of such suspension period or receive Units based on the issue price determined on the first Valuation Date that the Class Net Asset Value per Unit of the applicable class or series of a class of Units is calculated following the termination of the suspension. Subject to Section 6.6 hereof, in the event of any such suspension or the termination thereof, the Manager shall issue a press release announcing the suspension or the termination of such suspension, as the case may be.

3.8                               Delegation by the Manager

The Manager shall be entitled to delegate any of its powers and obligations with respect to determining the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Unit for each class or series of a class of Units to a service provider including, but not limited to, the Valuation Agent or any of its Affiliates, by entering into the Valuation Services Agreement relating to, among other things, the calculation of the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Units for each class or series of a class of Units as at the Valuation Time on each Valuation Date. For greater certainty, the calculation of the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Unit for each class or series of a class of Units as at the Valuation Time on each Valuation Date pursuant to this Article 3 is for the purposes of determining subscription prices and redemption values of Units and not for the purposes of accounting in accordance with IFRS.

ARTICLE 4
 NET INCOME AND NET REALIZED CAPITAL GAINS

4.1                               Valuation on Distribution Date

As at the Valuation Time on the last Valuation Date in each Fiscal Year or such other date as the Manager may, in its sole discretion, determine (a “Distribution Date”), the Manager shall, in the manner hereinafter provided, determine the amount of the Net Income and the Net Realized Capital Gains of the Trust for the period since the immediately preceding Distribution Date (or in the case of the first Distribution Date, from the inception date of the Trust).

4.2                               Computation of Net Income and Net Realized Capital Gains

The Net Income and the Net Realized Capital Gains of the Trust shall be computed as of the Valuation Time on each Distribution Date in accordance with the following;

(a)                                 “Net Income” for any taxation year of the Trust shall be the net income for the year determined pursuant to the provisions of the Tax Act having regard to the provisions thereof that relate to the calculation of income of a trust, other than subsection 104(6), and taking into account such adjustments thereto as are determined by the Manager; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

(b)                                 “Net Realized Capital Gains” of the Trust for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust in the taxation year exceeds:

(i)                                     the aggregate of the capital losses of the Trust in the taxation year; and

(ii)                                  the amount determined by the Manager in respect of any unapplied net capital losses for prior taxation years which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the applicable taxation year and provided that, in the sole discretion of the Manager, the Net Realized Capital Gains of the Trust for a taxation year may be calculated without subtracting the full amount of the net capital losses of the Trust carried forward from previous taxation years.

4.3                               Distribution of Net Income and Net Realized Capital Gains to Unitholders

(a)                                 Commencing with the Fiscal Year ending December 31, 2017, the Manager intends to cause the Trust to make annual distributions to Unitholders of Net Income, if any, for each year calculated in accordance with Section 4.2. Commencing with the Fiscal Year ending December 31, 2017, the Manager also intends to cause the Trust to make annual distributions to Unitholders of such portion of Net Realized Capital Gains, if any, for each year as determined in accordance with Section 4.2 hereof. All such distributions to Unitholders, including the amount of Net Income and Net Realized Capital Gains, as applicable, allocated to each Unitholder, are in the discretion of the Trustee, acting on the direction of the Manager.

(b)                                 Having regard to the present intention of the Manager to allocate, distribute and make payable to Unitholders all Net Income or Net Realized Capital Gains so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, it is the intention of the Manager that the total amount due and payable pursuant to this Section 4.3 on the last Distribution Date in any year shall not be less than the amount necessary to ensure that the Trust will not be liable for income tax under Part I of the Tax Act for such year after taking into account the Trust’s entitlement to a capital gains refund, if any.

(c)                                  The Manager may direct that such distribution or payment shall be due and payable by the Trust in cash or in additional Units. Where distributions are payable in additional Units, the Registrar and Transfer Agent, acting on the direction of the Manager, may round up or round down the number of Units in order to avoid the Trust issuing fractional Units. Any additional Units that are issued in this manner shall be of the same class or series of a class at a price equal to the Net Asset Value per Unit as at the Valuation Time on the applicable Distribution Date and the Units shall be immediately consolidated so that the number of outstanding Units following the distribution shall equal the number of Units outstanding prior to the distribution, and the Manager is hereby irrevocably constituted attorney for each Unitholder to so apply such distributions on behalf of each Unitholder on the relevant Distribution Date. Notwithstanding the foregoing, where Canadian tax is required to be withheld in respect of a Unitholder’s share of a distribution paid in Units, the consolidation will result in such Unitholder holding that number of Units equal to the product of (i) the sum of the number of Units held by such Unitholder prior to the distribution and the number of Units received by such Unitholder in connection with the distribution (net of the total of the number of whole or fractional Units withheld by the Trust to satisfy the Trust’s withholding obligations and the number of whole or fractional Units withheld pursuant to Section 4.5 on account of the reasonable expenses incurred in respect of the sale of such Units withheld on account of withholding taxes), and (ii) a quotient, the numerator of which is the aggregate number of Units outstanding prior to the distribution, and the denominator of which is the aggregate number of Units that would be outstanding following distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Unitholders. Such Unitholder will be required to surrender the Unit Certificates, if any, representing such Unitholder’s original Units in exchange for a Unit Certificate representing such Unitholder’s post-consolidation Units.

(d)                                 Distributions, if any, of Net Income or Net Realized Capital Gains will generally be made to Unitholders who were Unitholders of record as of 5:00 p.m. (Toronto time) on the last Business Day prior to any relevant Distribution Date. The amounts to be paid to a Unitholder shall be the amount of Net Income or Net Realized Capital Gains determined as described in Section 4.2 and Section 4.3 divided by the total number of Units outstanding on the Distribution Date multiplied by the number of Units held by such Unitholder on the applicable Distribution Date. Notwithstanding the foregoing, the Manager may adopt a method of allocating an appropriate proportion of Net Income and Net Realized Capital Gains to Unitholders that redeemed Units during the year, including as described in Subsection 6.4(b).

(e)                                  All distributions, if declared and paid, shall be calculated and, if a cash distribution, paid in United States currency.

4.4                               Additional Distributions, Designations, Determinations, Allocations and Elections

In addition to any distributions made to Unitholders as described under Section 4.3 hereof, on the direction of the Manager, the Trust shall at such times and in such manner as directed by the Manager make such additional distributions of monies or properties of the Trust including, without restriction, returns of capital, in such amounts per Unit, payable at such time or times and to Unitholders of record on such Distribution Date, as from time to time may be determined by the Manager, and also make such designations, determinations, allocations and elections for tax purposes of amounts or portions of amounts which it has received, paid, declared payable or allocated to Unitholders and of expenses incurred by the Trust and of tax deductions of which the Trust may be entitled, as the Manager may, in its sole discretion, determine.

4.5                               Withholding Taxes

The Manager shall deduct or withhold from distributions payable to any Unitholder all amounts required by Applicable Law to be withheld from such distributions, whether such distributions are in the form of cash, additional Units or otherwise. In the event of a distribution in the form of additional Units, subject to applicable Securities Legislation, the Manager may sell Units of such Unitholder to pay such withholding taxes and to pay all reasonable expenses in respect of such sale and the Manager shall have the power of attorney of such Unitholder to do so. Any such sale shall be made in compliance with applicable Securities Legislation on any stock exchange on which the Units are then listed and upon such sale, the affected Unitholder shall cease to be the holder of such Units. In the event that the net proceeds of any such sale of a Unitholder’s Units exceed the statutory withholding required and the reasonable expenses incurred in respect of such sale, the Manager shall remit such excess to the Unitholder.

4.6                               Income Tax Statements

(a)                                 On or before March 31 in each year, or in the case of a leap year on or before March 30 in such year, if applicable, or as otherwise required by the Tax Act, the Manager shall prepare and deliver or make available electronically, or cause to be prepared and delivered or made available electronically, to Unitholders information pertaining to the Trust, including all distributions, designations, determinations, allocations and elections, which is required or permitted by the Tax Act or which is necessary to permit Unitholders to complete their individual income tax returns for the preceding year.  For greater certainty, the Manager may fulfill its obligations under this Section 4.6(a) by making or causing to be made available electronically via CDS all such information to the CDS Participants who hold Units on behalf of Unitholders.

(b)                                 It is the Manger’s intention to claim the maximum amount of deduction available to the Trust under paragraph 104(6)(b) of the Tax Act for each relevant Fiscal Year of the Trust. In the event that amounts that were allocated, distributed or paid to Unitholders as capital gains or as non-taxable payments are, for any reason, subsequently determined

(including as a result of an assessment or reassessment by any taxation authorities) to have been fully includible in the taxable income of the Trust for the relevant Fiscal Year, then the Manager shall have the discretion to increase its claim under paragraph 104(6)(b) of the Tax Act for that Fiscal Year, which shall include the discretion to issue new or amended tax reporting slips to the relevant Unitholders or former Unitholders and to declare that all or part of such amounts shall be retroactively deemed to have been allocated, distributed and paid to Unitholders out of the income of the Trust.

4.7                               Qualified Electing Trust Election and Reporting

Within 45 days from the end of each taxable year of the Trust, the Manager shall provide or cause to be provided to Unitholders all information necessary to enable Unitholders or beneficial owners of Units, as applicable, to elect to treat the Trust as a “qualified electing fund” within the meaning of Section 1295 of the Code (a “QEF”) for U.S. federal income tax purposes and to comply with any reporting or other requirements incident to such election including, but not limited to, providing or causing to be provided to Unitholders or beneficial owners of Units, as applicable, a completed “PFIC Annual Information Statement” as required by U.S. Treasury Regulations Section 1.1295-1(g). The Manager shall comply and cause the Trust to comply with all applicable requirements of the U.S. Treasury Regulations necessary to enable Unitholders or beneficial owners of Units, as applicable, to elect to treat the Trust as a QEF.

4.8                               Tax Definitions

Unless the context otherwise requires, any term in this Article 4 which is defined for the purposes of the Tax Act shall have for the purposes of this Article 4 the meaning that it has for the purposes of the Tax Act.

ARTICLE 5
 SALE AND TRANSFER OF UNITS

5.1                               Allotment and Issue

(a)                                 Within the limitations of this Article 5, the Registrar and Transfer Agent, on the direction of the Manager, shall allot and issue Units at such time or times at such price and in such manner, and to such Person or Persons as the Manager in its sole discretion shall determine, having regard to such matters as would be considered by the board of directors of a CBCA Corporation when issuing shares in comparable circumstances.

(b)                                 Notwithstanding Subsection 5.1(a), the Trust’s initial distribution of Units shall be made on the Arrangement Effective Date in accordance with the terms of the Arrangement. The Manager shall not direct the Registrar and Transfer Agent to allot and issue Units of the same class subsequent to the Arrangement Effective Date, except: (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated Net Asset Value per Unit prior to, or upon, the determination of the pricing of such issuance; or (ii) by way of Unit distribution in connection with an income distribution. Immediately after a pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated as described in Section 4.3 hereof such that each Unitholder will hold, after the consolidation, the same number of Units as the Unitholder held before the non-cash distribution, subject to any reduction contemplated in Section 4.5 where withholding is required. Subject to the foregoing, the Trust may also allot and issue additional classes of Units or series of Units within each class at such time or times, and in such manner, as the Manager in its sole discretion shall determine.

(c)                                  Pursuant to Section 2.1, the Initial Unit shall be issued to the Settlor as fully paid in respect of the initial contribution to the Trust by the Settlor in order to settle the Trust as a trust. Subscriptions for Units to be issued in any offering subsequent to the Arrangement Effective Date will be subject to rejection or allotment by the Manager in whole or in part. If the Manager has not approved the subscription, the Manager shall so advise the subscriber within two days of the receipt of the subscription and forthwith return to the subscriber the amount tendered by the subscriber with his, her or its subscription without interest.

5.2                               CDS Non-Certificated Inventory System and DTC Book-Entry Only System

It is anticipated that CDS will record the CDS Participants who hold Units on behalf of Unitholders and any sale or transfer of such Units in accordance with the Non-Certificated Inventory System. The record of CDS will reflect the books and records maintained by the Trust in respect of all Units purchased or transferred through the Non-Certificated Inventory System by CDS Participants. It is acknowledged and agreed by each of the Unitholders that there may be time delays in the recording of information by CDS in the Non-Certificated Inventory System and the recording of information in the books and records of the Trust. However, the Registrar and Transfer Agent will ensure that, as at the last day of December for each year that the Trust is in existence, the books and records of the Trust are accurate and complete and that the record maintained by CDS reflects the books and records of the Trust maintained in respect of Units purchased or transferred through the Non-Certificated Inventory System by CDS Participants. If CDS notifies CDS Participants that it is unwilling or unable to continue in connection with the Non-Certificated Inventory System in respect of the Trust, or if at any time CDS or its successor ceases to be a clearing agency or otherwise ceases to be eligible as a depository, or if at any time the Manager determines in its sole discretion to withdraw the Units from the Non-Certificated Inventory System, Unit Certificates will be issued to Unitholders in the amounts of their respective holdings of Units as of the effective date of such termination unless the applicable CDS Participants make alternative arrangements.

It is anticipated that DTC will record the DTC Participants who hold Units on behalf of Unitholders and any sale or transfer of such Units in accordance with the book-entry only system. The record of DTC will reflect the books and records maintained by the Trust in respect of all Units purchased or transferred through the book-entry only system by DTC Participants. It is acknowledged and agreed by each of the Unitholders that there may be time delays in the recording of information by DTC in the book-entry only system and the recording of information in the books and records of the Trust. However, the Registrar and Transfer Agent will ensure that, as at the last day of December for each year that the Trust is in existence, the books and records of the Trust are accurate and complete and that the record maintained by DTC reflects the books and records of the Trust maintained in respect of Units purchased or transferred through the book-entry only system by DTC Participants. If DTC notifies DTC Participants that it is unwilling or unable to continue in connection with the book-entry only system in respect of the Trust, or if at any time DTC or its successor ceases to be a clearing agency or otherwise ceases to be eligible as a depository, or if at any time the Manager determines in its sole discretion to withdraw the Units from the book-entry only system, Unit Certificates will be issued to Unitholders in the amounts of their respective holdings of Units as of the effective date of such termination unless the applicable DTC Participants make alternative arrangements.

5.3                               Transfer of Units

(a)                                 Units shall be, for all purposes of the Trust and this Trust Agreement, personal and moveable property, and subject to Section 5.2 and Subsections 5.3(b) and 5.3(c) shall be transferable at any time and from time to time by endorsement and delivery of such evidence or instrument of transfer as the Manager or the Registrar and Transfer Agent may accept. If Unit Certificates are issued to Unitholders, transfers shall be recorded on the Register and shall only become effective when so recorded.

(b)                                 The Units are freely transferable and the Manager shall not impose any restriction on the transfer of Units unless such restriction is necessary, in the opinion of Counsel to the

                                                Trust, as a condition of obtaining or maintaining the status of the Trust as a “mutual fund trust” under the Tax Act or to obtain, maintain or renew any licences, rights, status or powers pursuant to any other Applicable Laws or comply with Securities Legislation. If any such restriction is or becomes necessary, the Manager shall have the power to restrict the transfer of Units on the books of the Trust and shall promptly direct the Registrar and Transfer Agent, with notice to the Trustee.

(c)                                  Notwithstanding the foregoing, the Manager may determine not to take any of the actions described above if the Manager has been advised by its Counsel that the failure to take any of such actions would not adversely impact the status of the Trust as a “mutual fund trust” for purposes of the Tax Act or, alternatively, may take such other action or actions as may be necessary to maintain the status of the Trust as a “mutual fund trust” for purposes of the Tax Act.

5.4                               Successors in Interest of Unitholders

Any Person becoming entitled to any Units as a consequence of the death, bankruptcy, insolvency or incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Units in the Register maintained in accordance with Section 17.2 hereof, upon production of evidence thereof, satisfactory to the Registrar and Transfer Agent in accordance with Section 5.7 hereof, but until such record is made, the Unitholder of record shall continue to be and be deemed to be the legal and beneficial holder of such Units for all purposes whether or not the Trust, the Manager, or the Registrar and Transfer Agent shall have actual or other notice of such death, bankruptcy, insolvency, incompetence or other event.

5.5                               Units held Jointly or in Fiduciary Capacity

The Manager or the Registrar and Transfer Agent may treat two or more Persons holding any Unit as joint tenants of the entire interest therein unless their ownership is expressly otherwise recorded on the Register, but no entry shall be made in the Register that any Person is in any other manner entitled to any future, limited or contingent interest in any Unit; provided, however, that any Person recorded as a holder of any Unit may, subject to the provisions herein contained, be described in the Register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

5.6                               Purchases for Cancellation

The Trust may at any time and from time to time purchase Units for cancellation at prices not exceeding the Net Asset Value per Unit on the Valuation Date immediately prior to such purchase, subject to compliance with applicable Securities Legislation and stock exchange requirements.

5.7                               Death, Bankruptcy, Insolvency or Incompetence of a Unitholder

Neither the Trust nor the Manager shall be affected by any notice of death, bankruptcy, insolvency, incompetence or other event affecting a Unitholder but they may, nonetheless, upon becoming aware of any such event, take such action as they may deem appropriate to ensure compliance with Applicable Laws to the extent each is obliged hereunder to ensure such compliance and they shall not become liable to a Unitholder for so doing. Any Person becoming entitled to any Units in consequence of the death, bankruptcy, insolvency, incompetence or other event of any Unitholder, the transfer of Units, or otherwise by operation of law, shall be recorded as the holder of such Units upon production to the Registrar and Transfer Agent of the proper evidence thereof. Until such production is made, the Unitholder of record shall be deemed to be the holder of such Units for all purposes hereof and the Registrar and Transfer Agent, the Manager, the Trustee and the Trust shall not be affected by any notice of such death, bankruptcy, insolvency, incompetence or other event and, in particular, shall not be affected by reason that a transfer of Units is processed, or the Net Asset Value per Unit for the purposes of redemption is calculated, on the day when the actual transfer or redemption of Units occurs and not on the day when notice of death, bankruptcy, insolvency, incompetence or other event is received by the Registrar and Transfer Agent or the Manager. Notwithstanding the foregoing, upon receipt from a Unitholder of notice that his or her Units have been pledged or otherwise encumbered, the Manager or the Registrar and Transfer Agent may, but need not, place such restrictions on transfer of the affected Units as are deemed appropriate by the Manager in its discretion.

5.8                               Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising hereunder nor give such Unitholder’s legal representatives a right to an accounting or to take any action in the Courts or otherwise against other Unitholders or the Manager, or the Trust Property, but shall merely entitle the personal representative of the deceased Unitholder to be registered as the holder of such Units pursuant to the provisions of Sections 5.4 and 5.7 in place of the deceased Unitholder and upon acceptance thereof such personal representative shall succeed to all rights of the deceased Unitholder hereunder.

5.9                               Lost Unit Certificates

If Unit Certificates are issued to Unitholders and any Unit Certificate is lost, stolen, destroyed or mutilated, the Manager may authorize the issuance of a new Unit Certificate for the same number of Units in lieu thereof. The Manager may in its discretion, before the issuance of such new Unit Certificate, require the holder of the lost, stolen, destroyed or mutilated Unit Certificate, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Manager may deem necessary and may require the subscriber to supply to the Trust a “lost certificate bond” or a similar bond in such reasonable sum as the Manager may direct indemnifying the Manager and the Registrar and Transfer Agent for so doing. The Manager or the Registrar and Transfer Agent shall have the power to acquire from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Unit Certificate. The Trust shall pay all premiums and other sums of money payable for such purpose out of the Trust Property with such contribution, if any, by those insured as may be determined by the Manager. If such blanket lost security bond is acquired, the Manager may authorize and direct (upon such terms and conditions as the Manager may from time to time impose) the Registrar and Transfer Agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Unit Certificate without further action or approval by the Manager.

5.10                        Declaration as to Beneficial Owner

The Manager may require any Unitholder as shown on the Register to provide a declaration, in the form prescribed by the Manager, as to the beneficial owner of Units registered in such Unitholder’s name and as to the jurisdiction in which such beneficial owner is resident.

ARTICLE 6
 REDEMPTION OF UNITS

6.1                               Redemption of Units for Bullion

Subject to Section 6.1.1 and the Manager’s right, on behalf of the Trust, to suspend redemptions in certain circumstances described in Section 6.6, Units may be redeemed at the option of the Unitholder on a monthly basis for Bullion as follows:

(a)                                 All redemptions of Units for Bullion shall be determined using United States dollars, regardless of whether the Units to be redeemed were acquired on the TSX or the NYSE Arca.

(b)                                 Units redeemed for Bullion shall have a redemption value equal to the aggregate value of the Class Net Asset Value per Unit of the redeemed Units as at the Valuation Time on the applicable Monthly Redemption Date in the month during which the redemption request is processed. Certain expenses described in Subsection 6.1(d) shall be subtracted from the value of the redeemed Units and the resulting amount the Unitholder shall receive shall be referred to herein as the “Redemption Amount”.

(c)                                  Redemption requests must be for a Minimum Bullion Redemption Amount. The amount of Bullion a redeeming Unitholder is entitled to receive shall be determined by the Manager, who shall, subject to Subsection (i) below, allocate the Redemption Amount to physical gold and silver bullion in direct proportion to the value of physical gold and silver bullion held by the Trust at the time of redemption (each, a “Bullion Redemption Amount”). The quantity of each particular metal delivered to a redeeming Unitholder shall be dependent on the applicable Bullion Redemption Amount and the number and individual weight of London Good Delivery bars of that metal that are held by the Trust on the redemption date. Any Bullion Redemption Amount in excess of a London Good Delivery bar or an integral multiple thereof of the particular metal to be delivered to the redeeming Unitholder shall be paid in cash.

(d)                                 A Unitholder redeeming Units for Bullion will be responsible for the expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the Bullion Redemption Notice, the delivery of the Bullion for the Units that are being redeemed and the applicable fees charged by the Bullion Custodian in connection with such redemption, including but not limited to gold and silver storage in-and-out fees, transfer fees, pallet repackaging fees and pallet banding fees.

(e)                                  A Unitholder that owns a sufficient number of Units who desires to exercise redemption privileges for Bullion must do so by instructing his, her or its Broker, who must be a DTC Participant or a CDS Participant, to deliver to the Registrar and Transfer Agent (at its office in Toronto, Ontario) on behalf of the Unitholder a Bullion Redemption Notice of the Unitholder’s intention to redeem Units for Bullion. A Bullion Redemption Notice must be received by the Registrar and Transfer Agent no later than 4:00 p.m. (Toronto time) on the 15th day of the month in which the Bullion Redemption Notice will be processed or, if such day is not a Business Day, then on the immediately following day that is a Business Day. Any Bullion Redemption Notice received after such time will be processed on the next Monthly Redemption Date. Any Bullion Redemption Notice must include a valid signature guarantee to be deemed valid by the Trust.

(f)                                   Except as provided under Section 6.6 and subject to Subsections (g) and (h) below, by instructing a Broker to deliver to the Registrar and Transfer Agent a Bullion Redemption Notice, the Unitholder shall be deemed to have irrevocably surrendered the Unitholder’s Units for redemption and appointed such Broker to act as the Unitholder’s exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise.

(g)                                  Once a Bullion Redemption Notice is received by the Registrar and Transfer Agent, the Registrar and Transfer Agent, together with the Manager, shall determine whether such Bullion Redemption Notice complies with the applicable requirements, is for a minimum of the Minimum Bullion Redemption Amount, and contains delivery instructions that are acceptable to the armoured service transportation carrier. If the Registrar and Transfer Agent and the Manager determine that the Bullion Redemption Notice complies with all applicable requirements, the Registrar and Transfer Agent will provide a notice to such redeeming Unitholder’s Broker confirming that the Bullion Redemption Notice was received and determined to be complete.

(h)                                 Any Bullion Redemption Notice delivered to the Registrar and Transfer Agent regarding a Unitholder’s intent to redeem Units that the Registrar and Transfer Agent or the Manager, in their sole discretion, determines to be incomplete, not in proper form, not duly executed or for a minimum redemption amount of the Minimum Bullion Redemption Amount, or in an amount that cannot be satisfied based on the bar sizes of Bullion owned by the Trust shall for all purposes be void and of no effect, and the redemption privilege to which it relates shall be considered for all purposes not to have been exercised thereby. If the Registrar and Transfer Agent and the Manager determine that the Bullion Redemption Notice does not comply with the applicable requirements, the Registrar and Transfer Agent will provide a notice to such Unitholder’s Broker explaining the deficiency.

(i)                                     If the Bullion Redemption Notice is determined to have complied with the foregoing requirements in this Section 6.1, the Registrar and Transfer Agent and the Manager will determine as at the Valuation Time on the applicable Monthly Redemption Date the amount of Bullion and the amount of cash that will be delivered to the redeeming Unitholder. Also on such Monthly Redemption Date, the redeeming Unitholder’s Broker will deliver the redeemed Units to CDS or DTC, as the case may be, for cancellation. Due to the fact that London Good Delivery bars of gold vary in weight from 350 to 430 troy ounces and London Good Delivery bars of silver vary in weight from 750 to 1,000 troy ounces, the Registrar and Transfer Agent and the Manager shall have some discretion on the amount of Bullion the redeeming Unitholder will receive based on the weight of London Good Delivery bars of gold and silver owned by the Trust and the amount of cash necessary to cover the expenses associated with the redemption and delivery that must be paid by the redeeming Unitholder. In addition, the amount of Bullion a redeeming Unitholder may be entitled to receive will be determined by the Manager by allocating the Redemption Amount between the applicable Bullion Redemption Amounts in addition to meeting the requirement for a minimum aggregate redemption amount. Notwithstanding the foregoing, a redeeming Unitholder may not receive Bullion in the proportions then held by the Trust and, if the Trust does not have a London Good Delivery bar of a particular metal in inventory of a value equal to or less than the applicable Bullion Redemption Amount, the redeeming Unitholder will not receive any of that metal. Once such determination has been made, the Registrar and Transfer Agent will inform the Broker through which the Unitholder has delivered its Bullion Redemption Notice of the amount of Bullion and cash that the redeeming Unitholder will receive upon the redemption of the Unitholder’s Units.

(j)                                    Based on instructions received from the Manager, the Bullion Custodian will release the requisite amount of Bullion from its custody to the armoured transportation service carrier pursuant to Section 6.2.

(k)                                 As directed by the Manager, any cash to be received by a redeeming Unitholder in connection with a redemption of Units for Bullion pursuant to this Section 6.1 will be delivered or caused to be delivered by the Manager to the Unitholder’s brokerage account within 10 Business Days after the month in which the redemption is processed.

6.1.1                     Redemption for Bullion - Exception

Unitholders that are constituted and authorised as undertakings for collective investment in transferable securities (UCITS) or are otherwise prohibited by their investment policies, guidelines or restrictions from receiving Bullion may only redeem Units for cash pursuant to Section 6.3 hereof.

6.2                               Manner of Payment - Bullion

(a)                                 A Unitholder redeeming Units for Bullion will receive the Bullion from the Bullion Custodian. Bullion received by a Unitholder as a result of a redemption of Units will be delivered by armoured transportation service carrier pursuant to delivery instructions provided by the Unitholder. The armoured transportation service carrier will be engaged by, or on behalf of, the redeeming Unitholder. Such Bullion can be delivered:

(i)                                     to an account established by the Unitholder at an institution located in North America authorized to accept and hold London Good Delivery bars;

(ii)                                  in the United States, to any physical address (subject to approval by the armoured transportation service carrier);

(iii)                               in Canada, to any business address (subject to approval by the armoured transportation service carrier); and

(iv)                              outside of the United States and Canada, to any address approved by the armoured transportation service carrier.

(b)                                 Costs associated with the redemption of Units and the delivery of Bullion will be borne by the redeeming Unitholder. Also, the redeeming Unitholder will be responsible for in-and-out fees charged by the Bullion Custodian. Unitholders interested in redeeming Units for Bullion should contact the Manager for current costs associated with the delivery of Bullion pursuant to the Unitholder’s delivery instructions.

(c)                                  The armoured transportation service carrier will receive Bullion in connection with a redemption of Units approximately 10 Business Days after the end of the month in which the redemption is processed. Once Bullion representing the redeemed Units has been placed with the armoured transportation service carrier, the Bullion Custodian will no longer bear the risk of loss of, and damage to, such Bullion. In the event of a loss after the Bullion has been placed with the armoured transportation service carrier, the Unitholder will not have recourse against the Trust.

6.3                               Redemption of Units for Cash

Subject the Manager’s right, on behalf of the Trust, to suspend redemptions in certain circumstances described in Section 6.6, Units may be redeemed at the option of the Unitholder on a monthly basis for cash as follows:

(a)                                 All redemptions of Units for cash shall be determined using United States dollars, regardless of whether the Units to be redeemed were acquired on the TSX or the NYSE Arca.

(b)                                 Unitholders whose Units are redeemed for cash will be entitled to receive a redemption price per Unit equal to 95% of the lesser of:

(i)                                     the volume-weighted average trading price of the Units traded on the NYSE Arca or, if trading has been suspended on the NYSE Arca, the trading price of the Units traded on the TSX, for the last five days on which the respective exchange is open for trading for the month in which the redemption request is processed; and

(ii)                                  the Class Net Asset Value of the redeemed Units as at the Valuation Time on the applicable Monthly Redemption Date.

(c)                                  Cash proceeds from the redemption of Units will be transferred to a redeeming Unitholder approximately three Business Days after the end of the month in which such redemption request is processed by the Trust.

(d)                                 To redeem Units for cash, a Unitholder must instruct the Unitholder’s Broker to deliver a Cash Redemption Notice to the Registrar and Transfer Agent (at its office in Toronto, Ontario). A Cash Redemption Notice must be received by the Registrar and Transfer Agent no later than 4:00 p.m. (Toronto time) on the 15th day of the month in which the Cash Redemption Notice will be processed or, if such day is not a Business Day, then on the immediately following day that is a Business Day. Any Cash Redemption Notice received after such time will be processed on the next Monthly Redemption Date. Any Cash Redemption Notice must include a valid signature guarantee to be deemed valid by the Trust.

(e)                                  Except as provided under Section 6.6 and Subsection 6.3(f)) below, by instructing a Broker to deliver to the Registrar and Transfer Agent a Cash Redemption Notice, the Unitholder shall be deemed to have irrevocably surrendered the Unitholder’s Units for redemption and appointed such Broker to act as the Unitholder’s exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise.

(f)                                   Any Cash Redemption Notice delivered to the Registrar and Transfer Agent regarding a Unitholder’s intent to redeem Units that the Registrar and Transfer Agent or the Manager determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the redemption privilege to which it relates shall be considered for all purposes not to have been exercised thereby. For each Cash Redemption Notice, the Registrar and Transfer Agent shall notify the redeeming Unitholder’s Broker that such Cash Redemption Notice has been deemed insufficient or accepted and duly processed, as the case may be.

(g)                                  Upon receipt of the Cash Redemption Notice, the Registrar and Transfer Agent and the Manager will determine as at the Valuation Time on the applicable Monthly Redemption Date the amount of cash that will be delivered to the redeeming Unitholder. Also on such Monthly Redemption Date, the redeeming Unitholder’s Broker will deliver the redeemed Units to CDS or DTC, as the case may be, for cancellation.

6.4                               Effect of Redemption

(a)                                 Determination of the Class Net Asset Value for the applicable class or series of a class of Units being redeemed under Section 6.1 or Section 6.3, as applicable, shall constitute a redemption of the Units being so redeemed and the Unitholder shall thereafter cease to have any further rights with respect to such Units and, upon payment of the redemption proceeds (plus the amount of any distribution declared but not paid on the Units redeemed as of the effective date of the Bullion Redemption Notice or the Cash Redemption Notice), the Manager, the Trustee and the Trust shall be discharged from all liability to the Unitholder with respect to the Units so redeemed and the amount so paid.

(b)                                 In accordance with Article 4 where a Unitholder has requested a redemption during the year pursuant to Section 6.1 or Section 6.3 hereof, the Manager, in its sole discretion, may allocate and, where applicable, designate to such Unitholder an amount equal to any Net Income or Net Realized Capital Gains realized by the Trust for the year as a result of the disposition of any Trust Property to satisfy the Bullion Redemption Notice or the Cash Redemption Notice, as the case may be, given by such Unitholder or such other amount that is determined by the Manager to be reasonable. Without limiting the generality of the foregoing, the Manager may also allocate and, where applicable, designate to such Unitholder a portion of any income or capital gains of the Trust for the year that otherwise would only have been allocated under Subsection 4.3(d) to Unitholders who were Unitholders of record as of 5:00 p.m. (Toronto time) on the last Business Day prior to a Distribution Date occurring in the year.

6.5                               Joint Holders

Where a Unit to be redeemed is registered in more than one name, the redemption proceeds shall be deemed to be owed to the holders of such Unit upon joint account and may be paid to all or any of such registered holders and the payment to and/or receipt by all or any of such registered holders shall constitute a valid discharge of the Trust for the proceeds so paid or delivered.

6.6                               Suspension of Redemption Right

(a)                                 The Manager, on behalf of the Trust, may suspend the right of Unitholders to request a redemption of their Units or postpone the date of delivery or payment of the redemption proceeds (whether Bullion and/or cash, as the case may be) with the prior approval of Canadian Securities Authorities having jurisdiction, where required, for any period during which the Manager determines that conditions exist which render impractical the sale of assets of the Trust or which impair the ability of the Manager to determine the Net Asset Value of the Trust and the Net Asset Value per Unit or the redemption amount for the Units.

(b)                                 In the event of any such suspension, the Manager shall issue a press release announcing the suspension and shall advise the Trustee, the Valuation Agent and any other agents appointed by the Manager, as applicable. The suspension may apply to all requests for redemption received prior to the suspension, but as for which payment has not been made, as well as to all requests received while the suspension is in effect. All Unitholders making such requests shall be advised by the Manager of the suspension and that the redemption shall be effected at a price determined on the first Valuation Date that the Net Asset Value per Unit is calculated following the termination of the suspension. All such Unitholders shall have, and shall be advised that during such suspension of redemptions that they have, the right to withdraw their requests for redemption. The suspension shall terminate in any event on the first Business Day on which the condition giving rise to the suspension has ceased to exist or when the Manager has determined that such condition no longer exists, provided that no other condition under which a suspension is authorized then exists, at which time the Manager shall issue a press release announcing the termination of the suspension and shall advise the Trustee, the Valuation Agent and any other agents appointed by the Manager, as applicable. Subject to applicable Securities Legislation, any declaration of suspension made by the Manager, on behalf of the Trust, shall be conclusive.

(c)                                  During any period in which the right of Unitholders to request a redemption of their Units for Bullion and/or cash is suspended, the Manager, on behalf of the Trust, shall direct the Valuation Agent to suspend the calculation of the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Unit for each class or series of a class of Units. During any such period of suspension, the Trust shall not issue or redeem any Units. As noted above, in the event of any such suspension or termination thereof, the Manager shall issue a press release announcing the suspension or the termination of such suspension, as the case may be.

6.7                               Performance of Trusts

The Manager, the Trustee, the Unitholders, the Registrar and Transfer Agent, the Valuation Agent or other agent of the Trust shall not be bound to recognize or see to the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units or any interests therein are or may be subject, or to ascertain or inquire whether any sale or transfer of any such Units or interests therein by any such Unitholder or his or her personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any Person as having any interest therein, except for the Person recorded as a Unitholder on the Register.

ARTICLE 7
POWERS AND DUTIES OF THE TRUSTEE

7.1                               General Powers

The Trustee, subject only to the specific limitations contained in this Trust Agreement, shall have full, absolute, and exclusive power, control and authority over the Trust Property to do all such acts and things as it, in its sole judgment and discretion deems necessary or incidental to, or desirable for, the carrying out of any of the purposes of the Trust or conducting the business of the Trust, including varying the investments of the Trust in accordance with the Investment Policy. In construing the provisions of this Trust Agreement, presumption shall be in favour of the granted powers and authority to the Trustee.

7.2                               Specific Powers

The enumeration of specific powers and authorities herein are in addition to the general powers granted in Section 7.1 or by statute and shall not be construed as limiting the general powers or authority or any other specific power or authority conferred herein on the Trustee.

Subject to the specific limitations contained in this Trust Agreement and without any action or consent by the Unitholders, the Trustee shall have and may exercise, at any time and from time to time, the following powers and authorities which may or may not be exercised by it in its sole judgment and discretion, and in such manner and upon such terms and conditions as it may from time to time deem proper:

(a)                                 to hold the Trust Property other than the Bullion that it may acquire hereunder exercising the same degree of care which it gives to its own property of a similar kind under its own custody;

(b)                                 to deliver any cash at any time held by it as directed by the Manager to purchase, or otherwise acquire, on behalf of the Trust, Bullion and to retain the same in trust hereunder in its capacity as Trustee; provided, however, that the Trustee shall have no responsibility for the custody, authenticity or validity of title of any Trust Property consisting of such Bullion held by the Bullion Custodian including, without limitation, the weight, amount, purity, contents or any assaying thereof;

(c)                                  subject to Subsection 8.1(b) and Subclause 11.2(b)(iii)(G) hereof, with any cash at any time held by it to purchase, or otherwise acquire, and to sell, on behalf of the Trust, any securities, currencies, assets or other such Trust Property (other than the Bullion) of a kind permitted pursuant to the Investment Policy and to hold and retain the same in trust hereunder in its capacity as Trustee;

(d)                                 to enter into and settle foreign exchange transactions on behalf of the Trust for purposes of facilitating settlement of trades of such Trust Property held by it at any time and any such transactions may be entered into with such counterparties as the Trustee may choose, in its sole discretion, including its Affiliates;

(e)                                  to sell, convey, exchange for other securities or other property, convert, transfer, assign, pledge, encumber or otherwise dispose of any such Trust Property held by it at any time, by any means considered reasonable by the Trustee and to receive the consideration and grant discharges therefor;

(f)                                   to commence, defend, adjust or settle suits or legal proceedings in connection with the Trust and to represent the Trust in any such suits or legal proceedings and to keep the Manager informed; provided, however, that the Trustee shall not be obliged or required to do so unless it has been indemnified to its satisfaction against all expenses and liabilities sustained or anticipated by the Trustee by reason thereof;

(g)                                  subject to applicable Securities Legislation, to lend money whether secured or unsecured;

(h)                                 to exercise any Corporate Action in connection with any such Trust Property at any time held by the Trustee, and to make any payments incidental thereto; to consent to, or otherwise participate in or dissent from, the reorganization, consolidation, amalgamation or merger of any corporation, company or association, or to the sale, mortgage, pledge or lease of the property of any corporation, company or association, or of any of the securities of which may at any time be held by it, and to do any act with reference thereto, including the delegation of discretionary powers, the exercise of options, the making of agreements or subscriptions and the payment of expenses, assessments or subscriptions which it may deem necessary or advisable in connection therewith; to hold any such Trust Property which it may so acquire and generally to exercise any of the powers of any owner with respect to such Trust Property, provided that where direction from the Manager is not provided within the time frame specified by the Trustee in any notice provided in accordance with Subsection 7.3(a), the Trustee shall take no action;

(i)                                     to vote personally, or by general or by limited proxy, any such Trust Property which may be held by it at any time, and similarly to exercise personally or by general or by limited power of attorney any right appurtenant to any Trust Property held by it at any time, provided that where direction is not provided by the Manager within the time frame as set out in the Voting Materials forwarded to it in accordance with Subsection 7.3(b), the Trustee shall take no action;

(j)                                    to incur and pay out of such Trust Property held by it at any time any charges or expenses and disburse any assets of the Trust, which charges, expenses or disbursements are, in the opinion of the Trustee or the Manager, as the case may be, necessary or incidental to or desirable for the carrying out of any of the purposes of the Trust or conducting the business of the Trust including, without limitation, the Management Fee, fees payable to the Bullion Custodian, the Custodian, the Valuation Agent and the Registrar and Transfer Agent, custodian settlement fees, any expenses related to the implementation and on-going operation of the Independent Review Committee, brokerage fees and commissions, federal and provincial income taxes, goods and services taxes and withholding taxes, or other governmental levies, charges and assessments of whatever kind or nature, imposed upon or against the Trustee in connection with the Trust or such Trust Property or upon or against such Trust Property or any part thereof and for any of the purposes herein;

(k)                                 to renew or extend or participate in the renewal or extension of any such Trust Property held by it at any time, upon such terms as it may deem advisable, and to agree to a reduction in the rate of interest on any such Trust Property or of any guarantee pertaining thereto, in any manner and to any extent that it may deem advisable; to waive any default whether in the performance of any covenant or condition of any such Trust Property, or in the performance of any guarantee, or to enforce rights in respect of any such default in such manner and to such extent as it may deem advisable; to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure with or without paying a consideration therefore and in connection therewith to release the obligation on the covenant secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies in respect of any such security or guarantee pertaining thereto;

(l)                                     to make, execute, acknowledge and deliver any and all deeds, leases, mortgages, conveyances, contracts, waivers, releases of other documents of transfer and any and all other instruments in writing that may be necessary or proper for the accomplishment of any of the powers herein granted, whether for a term extending beyond the office of the Trustee or beyond the possible termination of the Trust or for a lesser term;

(m)                             in its sole discretion, to advance monies to the Trust for the purposes of settlement of transactions and overdrafts against such Trust Property held by it at any time, on such terms and conditions as the Trustee may, in its sole discretion, determine, provided that, in order to secure the obligations of the Trust to repay such borrowings, the principal of and interest charged on such borrowing shall be paid out of the Trust Property and shall constitute a charge against the Trust Property until paid;

(n)                                 to purchase, hold, sell or exercise call or put options on securities, indices of shares or other securities, financial and stock index futures contracts, securities or currency futures or forward contracts or other financial or derivative instruments, all whether or not any such options, indices, contracts or instruments are traded on a regular exchange and in connection therewith to deposit such Trust Property held by it at any time with the counterparty as margin and to grant security interest therein;

(o)                                 to deposit any such Trust Property, including securities and documents of title held by it hereunder, with the Custodian, including the Trustee, any of its Affiliates, a sub-custodian appointed by the Trustee or a Depository;

(p)                                 to employ in respect of the Trust such Counsel, auditors, advisors, agents or other Person as the Trustee may deem necessary from time to time for the purpose of discharging its duties hereunder and to pay out of the Trust their reasonable expenses and compensation;

(q)                                 to issue Units for consideration, and redeem Units, as set forth herein;

(r)                                    to dispose of any Trust Property for the purpose of paying obligations of the Trust or for repaying any loan authorized hereby and the Trustee shall give prompt notice to the Manager of any such disposition;

(s)                                   to hold such portion of the such Trust Property held by it at any time that is uninvested in cash and, from time to time, to retain such cash balances on deposit with the Trustee or any of its Affiliates or with a chartered bank or other Depository, in such account as the Trustee, in its sole discretion determines, whether or not such deposits will earn interest;

(t)                                    to delegate any of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other Persons without liability to the Trustee except as specifically provided in this Trust Agreement; and

(u)                                 to do all such acts, to take all such proceedings and to exercise all such rights and privileges, although not specifically mentioned herein, as the Trustee may deem necessary to administer the Trust, and to carry out the purposes of the Trust established hereunder.

The exercise of any one or more of the foregoing powers or any combination thereof from time to time shall not be deemed to exhaust the rights of the Trustee to exercise such power or powers or combination of them thereafter from time to time.

The following enumerated powers shall only be exercised by the Trustee on the direction of the Manager or any Investment Manager: Subsections 7.2(b), (c), (e), (f), (g), (h), (i), (j) as applicable, (k), (l), (n) and (q), and with respect to Subsection 7.2(n), to the extent that the Trustee is required to execute any documents relating to such investments which the Trustee did not negotiate or in respect to which the Trustee is not responsible hereunder, upon an indemnity being provided from the Manager acceptable to the Trustee in the circumstances.

7.3                               Forwarding Materials

(a)                                 With respect to the Corporate Actions referred to in Subsection 7.2(h), the Trustee shall promptly forward to the Manager (or on direction from the Manager, to an Investment Manager), a notice:

(i)                                     that contains a summary of any information or materials which are actually received by the Trustee; and

(ii)                                  which requests directions from the Manager with respect to such Corporate Action, where required.

(b)                                 With respect to Voting Materials (including all proxies, proxy solicitation materials and other communications received by the Trustee relating to securities forming part of the Trust Property), the Trustee shall promptly forward, or arrange to have promptly forwarded, to the Manager (or to such Investment Manager which the Manager has designated as having responsibility for a security which forms part of the Trust Property) such materials.

(c)                                  Other than as described in Subsections 7.3(a) and 7.3(b), the Trustee shall not be obligated to forward or summarize any securityholder communications, including securityholder mailings, notices or reports.

(d)                                 The Trustee shall have no responsibility or liability for ensuring the accuracy or adequacy of such third party information contained in any summary of Corporate Action materials or information described in Subsection 7.3(a) or Voting Materials described in Subsection 7.3(b).

7.4                               Dealing with Others and Self

Subject to the foregoing, the Trustee may, and is hereby expressly authorized from time to time, in its sole discretion, to appoint, employ, invest in, contract or deal with any individual, firm, partnership, association, trust or body corporate with which it may be directly or indirectly affiliated or in which it may be directly or indirectly interested, whether on its own account or for the account of another (in a fiduciary capacity or otherwise) and, without limiting the generality of the foregoing, the Trustee may:

(a)                                 purchase, hold, sell, invest in or otherwise deal with securities or other property of the same class and nature as may be held by the Trust, whether on the Trustee’s own account or for the account of another (in a fiduciary capacity or otherwise);

(b)                                 use in other capacities, knowledge gained in its capacity as Trustee hereunder; provided that such use does not adversely affect the interests of the Trust and provided further that the Trustee may not make use of any specific confidential information for its own benefit or advantage that, if generally known, might be expected to affect materially the value of the Trust Property or the Units;

(c)                                  retain cash balances from time to time on hand in the Trust and pay interest to the Trust on such balances and the Trustee may, in its sole discretion:

(i)                                     hold the same on a pooled basis and pay interest thereon at the rate from time to time established by the Trustee and paid with respect to cash balances so held for similar accounts; or

(ii)                                  hold such cash balances on deposit with a Canadian chartered bank or such other deposit-taking institution in any jurisdiction, including itself or its Affiliates, in such interest bearing account as the Trustee, in its sole discretion, may determine; and,

(d)                                 provide financial, investment or brokerage services related to any securities which form part of the Trust Property or to the issuer of any securities forming part of the Trust Property, invest in the securities or other property of any body corporate with which the Trustee may be directly or indirectly associated, affiliated or interested, or earn profits from any of the activities listed herein, all without being liable to account therefor and without being in breach of the trust established hereunder.

ARTICLE 8
POWERS AND DUTIES OF THE MANAGER

8.1                               Powers of the Manager

(a)                                 The Manager hereby reserves and retains full authority and exclusive power to manage and direct the business and affairs of the Trust including, without limitation, to provide the Trust with all necessary investment management services to the Trust Property and all clerical, administrative and operational services to the Trust as set forth in this Article 8 or elsewhere in this Trust Agreement or in the Management Agreement.

(b)                                 For greater certainty, it is hereby confirmed that the Trustee shall have no responsibility for the investment management of the Trust Property or for any investment decisions in respect of the Trust save and except for carrying out the instructions given to it pursuant to this Trust Agreement.

8.2                               Duties of the Manager

(a)                                 Except as otherwise expressly provided herein, the Manager shall have the following duties with respect to the Trust:

(i)                                     to determine the investment objectives and strategies applicable to the Trust, including any restrictions on investments which it deems advisable and to implement such Investment Policy, provided that the Investment Policy applicable to the Trust must concur with those set forth in Article 23 or any current Disclosure Document or like offering document of the Trust, or in any amendment thereto, or the Management Agreement, and provided further that any material change in such Investment Policy shall be subject to the consent or approval of the Unitholders in the manner provided for in Article 21;

(ii)                                  to ensure that the Trust complies with Applicable Laws including those relating to the investment of the Trust Property, the distribution of the Units and applicable stock exchange listing requirements;

(iii)                               to monitor the performance of the Bullion and other Trust Property;

(iv)                              to provide services in respect of the Trust’s daily operations, including the processing of and determination of procedures applicable to subscriptions and redemptions of Units (including the acceptance and rejection of subscriptions, Bullion Redemption Notices and Cash Redemption Notices) and to submit such subscriptions, Bullion Redemption Notices and Cash Redemption Notices to the Registrar and Transfer Agent for processing, and any other services not otherwise specifically contemplated by this Trust Agreement;

(v)                                 to offer Units for sale to prospective purchasers including the power and authority to enter into arrangements regarding the distribution and sale of Units and other arrangements relating to the right to charge fees of any nature or kind (including, without limitation, sales commissions, redemption fees, distribution fees and transfer fees) in connection with the distribution or sale of Units. Any such fees may be deducted from the amount of a subscription, redemption proceeds or a distribution if not paid separately by a Unitholder;

(vi)                              to determine from time to time the form of Unit Certificates;

(vii)                           to conduct or cause to be conducted the day-to-day correspondence and administration of the Trust;

(viii)                        to provide to the Trust, adequate for carrying on the undertaking and business of the Trust, all requisite office accommodation, office facilities and personnel, telephone and telecommunication services, stationery, office supplies, statistical and research services, record-keeping services, bookkeeping and internal accounting and audit services in respect of the operations of the Trust and other usual and ordinary office services that may be required to properly and efficiently carry out its duties set forth in this Trust Agreement and the Management Agreement;

(ix)                              to provide to the Trust all other administrative and other services and facilities required by the Trust in relation to the Unitholders and be responsible for all aspects of the Trust’s relationship with Unitholders, including the preparation for and holding of meetings of Unitholders, and other services for the provision of information to Unitholders;

(x)                                 to establish general matters of policy and governance of the Trust subject, where specifically provided in this Trust Agreement, to the approval of the Trustee;

(xi)                              to establish the Trust’s operating expense budgets and to authorize the payment of actual operating expenses incurred;

(xii)                           to appoint the Auditors and to change the Auditors (with the prior consent of the Trustee and the Independent Review Committee, and after providing notice to the Unitholders pursuant to Section 17.3);

(xiii)                        to maintain the accounting records for the Trust and to cause the financial statements of the Trust to be audited for each Fiscal Year;

(xiv)                       to appoint the bankers of the Trust and to establish banking procedures to be implemented by the Trustee;

(xv)                          to appoint the Bullion Custodian to hold the Bullion and the Custodian to hold the Trust Property other than the Bullion, all of which appointments shall be subject to the approval of the Trustee and any applicable Securities Authorities having jurisdiction over the Trust;

(xvi)                       to calculate the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value and the Class Net Asset Value per Unit in accordance with Sections 3.5, 3.6, 3.7 and 3.8 hereof, as applicable, to appoint the Valuation Agent and to review the valuation of the Trust Property as calculated by such Valuation Agent on each Valuation Date and, from time to time, consider the appropriateness of the valuation policies adopted by the Trust;

(xvii)                    to appoint a Registrar and Transfer Agent and distribution disbursing agent (which may be the Registrar and Transfer Agent or an Affiliate thereof) to make distributions of Net Income and Net Realized Capital Gains and other distributions in accordance with Article 4 and to pay cash redemption proceeds in accordance with Section 6.1 or Section 6.3 on behalf of the Trust;

(xviii)                 to authorize, negotiate, enter into and execute all agreements, instruments or other documents relating to the affairs of the Trust including, without limitation, any loan agreement, granting of a security interest and supporting documentation, or to perform any act or deed which the Manager deems necessary or advisable in the best interests of the Trust;

(xix)                       to apply for listing of the Units on the NYSE Arca, the TSX and/or other recognized stock exchange(s) and to prepare, execute and file with the appropriate Securities Authorities or stock exchanges any other documents that are required or appropriate under relevant Securities Legislation or stock exchange rules and regulations in respect of the Trust;

(xx)                          to prepare, execute and file with the appropriate Securities Authorities the Disclosure Documents, annual information forms, management reports of fund performance or such other continuous disclosure documents relating to the Trust, and any amendments thereto, as may be required under applicable Securities Legislation;

(xxi)                       to prepare, certify, execute and distribute to Unitholders and file with the Securities Authorities and applicable tax authorities all such documents as may be necessary or desirable in connection with the issue, sale and distribution of Units, including such interim financial statements, audited annual financial statements, reports to Unitholders and other disclosure as may be required under applicable Securities Legislation, and to make all designations, elections, determinations, allocations and applications under the Tax Act as the Manager considers to be reasonable in the circumstances;

(xxii)                    to determine and compute for distribution purposes the Net Income and Net Realized Capital Gains of the Trust and, subject to Sections 4.3, 4.4 and 4.5, determine when, to what extent, and in what manner distributions shall be made payable to Unitholders, as well as determine whether distributions are payable out of the income, dividends received from taxable Canadian corporations, capital gains, capital or otherwise of the Trust;

(xxiii)                 to authorize the issuance of additional Units pursuant to Section 4.7 and the consolidation of the Units outstanding after such a distribution;

(xxiv)                to direct the Registrar and Transfer Agent regarding the allotment and issue of Units in accordance with Section 5.1;

(xxv)                   to accept or reject any Units tendered for redemption in accordance with Article 6;

(xxvi)                on or before March 31 in each year, other than a leap year in which case on or before March 30 in such year, to prepare and deliver to Unitholders the information pertaining to the Trust, including all distributions and allocations which is required by the Tax Act or which is necessary to permit Unitholders to complete their individual tax returns for the preceding year;

(xxvii)             on or before March 31 in each year, other than a leap year in which case on or before March 30 in such year, and such other date(s) in each year, to prepare and deliver to the appropriate taxation authorities in Canada and the United States, all relevant tax filings and/or returns for the Trust that are required by Applicable Laws;

(xxviii)          as set forth in full in Section 4.7 hereof, within 45 days from the end of each taxable year of the Trust, to provide Unitholders with all information necessary to enable Unitholders or beneficial owners of Units, as applicable to elect to treat the Trust as a QEF for U.S. federal income tax purposes, including a completed “PFIC Annual Information Statement”;

(xxix)                to use its best efforts to ensure that the Trust qualifies at all times as a “unit trust” pursuant to subsection 108(2) of the Tax Act and a “mutual fund trust” pursuant to subsection 132(6) of the Tax Act;

(xxx)                   to keep proper records relating to the performance of its duties as Manager hereunder, which records shall be accessible for inspection by the Trustee, its agents, or the Manager’s agents, including the Investment Manager and the Auditors, at any time, upon reasonable notice, during ordinary business hours;

(xxxi)                on or before 90 days following December 31 in each year, to provide the Trustee with a certificate of compliance (“Annual Certificate of Compliance”) substantially in the form attached as Schedule “A” hereto and a copy of the audited annual financial statements of the Trust, together with the report of the Auditors thereon;

(xxxii)             on or before 90 days following June 30 in each year, to provide the Trustee with an interim certificate of compliance (“Interim Certificate of Compliance”) substantially in the form attached as Schedule “B” hereto;

(xxxiii)          to delegate any or all of the powers and duties of the Manager contained in this Trust Agreement to one or more agents, representatives, officers, employees, independent contractors or other Persons without liability to the Manager except as specifically provided in this Trust Agreement; and

(xxxiv)         to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Trust Agreement.

(b)                                 The Manager may act as the Investment Manager to the Trust with responsibility for implementing the Investment Policy, including providing investment advisory and portfolio management services to the Trust, or arrange for the implementation of such Investment Policy or portfolio management services by appointing, on behalf of the Trust, one or more Investment Managers, and delegating any of its investment advisory responsibilities to such Investment Managers. The Manager, on behalf of the Trust, shall enter, in its sole discretion, into an investment management agreement with any such Investment Manager to act for all or part of the portfolio investments of the Trust and shall advise the Trustee of such appointment. The appointment of any such Investment Manager shall be deemed to be effective upon the later of the date of receipt by the Trustee of a direction notifying the Trustee of such appointment or the effective date specified therein and such appointment shall continue in force until receipt by the Trustee of a direction containing notice to the contrary. Any instructions from an Investment Manager shall be deemed to be instructions of the Manager pursuant to the provisions hereof. The Trustee shall also be entitled to rely conclusively on and shall be fully protected in acting in accordance with the direction of the Investment Manager in the exercise of powers conferred by this Trust Agreement. The Investment Manager will be a Person or Persons who, if required by Applicable Laws, will be duly registered and qualified as a portfolio manager under applicable Securities Legislation and will determine, in its sole discretion, which portfolio securities and other assets of the Trust shall be purchased, held or sold and shall execute or cause the execution of purchase and sale orders in respect such determinations. The Manager shall ensure that any Investment Manager appointed hereunder shall act in accordance with the Investment Policy and Applicable Laws.

(c)                                  Any Investment Manager shall have the right to resign as Investment Manager of the Trust by giving notice in writing to the Manager and the Trustee not less than 60 days prior to the date on which such resignation is to take effect. The Manager may at any time terminate the appointment of any Investment Manager of the Trust by giving notice in writing to the Trustee and the Investment Manager not less than 60 days prior to the date on which such resignation is to take effect. The Manager, in its sole discretion, may appoint a successor investment manager of the Trust. If prior to the effective date of the Investment Manager’s resignation, a successor investment manager is not appointed, the Manager shall assume the duties and responsibilities of such investment manager until such time as a successor shall be appointed and/or approved, as the case may be.

8.3                               Portfolio Execution

The Manager may open accounts, including margin accounts, for the Trust with any brokerage firms, banks or others and may invest assets of the Trust in, and may conduct, maintain and operate these accounts for, the purchase, sale and exchange of stocks, bonds and other securities, and in connection therewith, may borrow money or securities on behalf of the Trust to complete trades, obtain guarantees, pledge securities and engage in all other activities necessary or incidental to conducting, maintaining and operating such accounts in connection with the performance of investment advisory and portfolio management services for the Trust.

8.4                               Soft Dollar Transactions

The Manager may, to the fullest extent now or hereafter permitted by applicable Securities Legislation regarding soft dollar transactions, cause the Trust to enter into soft dollar arrangements and to effect transactions pursuant to such soft dollar arrangements.

8.5                               Distributors

The Manager shall make or cause to be made such arrangements as are expedient for the distribution of Units, having regard to the requirements of Applicable Laws and applicable stock exchange rules and regulations respecting such distribution of Units in the jurisdiction or jurisdictions in which they are to be distributed.

ARTICLE 9
INDEPENDENT REVIEW COMMITTEE

9.1                               Independent Review Committee

(a)                                 Pursuant to the requirements contained in NI 81-107, the Manager shall establish an Independent Review Committee for the Trust. The Independent Review Committee shall consist of at least three members, each of whom shall be independent of the Manager and its Affiliates, and free from any interest and any business or other relationship which could, or could be reasonably perceived to, materially interfere with the exercise of an Independent Review Committee member’s judgement. The Independent Review

                                                Committee for the Trust may also act as the independent review committee for other investment funds managed by the Manager or any of its Affiliates.

(b)                                 The Manager shall refer all conflict of interest matters to the Independent Review Committee for its review and/or approval. The Manager shall establish a written charter for the Independent Review Committee which shall include its mandate, responsibilities and functions, and the written policies and procedures it will follow when performing its functions, including dealing with conflict of interest matters. The Manager shall maintain records in respect of these matters and shall provide assistance to the Independent Review Committee in carrying out its functions. The Independent Review Committee shall conduct regular assessments and provide reports, at least annually, to the Trust and to Unitholders in respect of its functions. The report prepared by the Independent Review Committee shall be made available on the Trust’s website (www.sprottphysicalgoldandsilvertrust.com) or, at a Unitholder’s request, sent to the Unitholder at no cost.

(c)                                  The Independent Review Committee shall:

(i)                                     review and provide input on the Manager’s written policies and procedures that deal with conflict of interest matters;

(ii)                                  review conflict of interest matters referred to it by the Manager and make recommendations to the Manager regarding whether the Manager’s proposed actions in connection with the conflict of interest matter achieve a fair and reasonable result for the Trust;

(iii)                               consider and, if deemed appropriate, approve the Manager’s decision on a conflict of interest matter that the Manager refers to the Independent Review Committee for approval; and

(iv)                              perform such other duties as may be required of the Independent Review Committee under applicable Securities Legislation.

(d)                                 All fees and expenses of the Independent Review Committee incurred in connection with its duties with respect to the Trust shall be paid by the Trust and the Independent Review Committee shall have the authority to retain, at the expense of the Trust, independent counsel or other advisors if the Independent Review Committee deems it appropriate to do so. The members of the Independent Review Committee shall be indemnified by the Trust, except in cases of wilful misconduct, bad faith, negligence or breach of their standard of care.

ARTICLE 10
FEES, COMPENSATION AND EXPENSES

10.1                        Trustee’s Fee

The Trustee shall be entitled to such compensation as may be agreed upon, from time to time but not less than annually, by the Trustee and the Manager by written agreement (the “Fee Agreement”). Such compensation, as well as all other disbursements made and expenses incurred (including out-of-pocket expenses) by the Trustee in the performance of its duties and obligations hereunder shall be paid by the Trust out of its Trust Property, unless such compensation, disbursements or expenses have been first paid by the Manager pursuant to the Fee Agreement. Unless other arrangements are agreed upon by the Manager, the Trustee shall receive no other compensation for its services as trustee hereunder but nothing herein shall prevent the Trustee from receiving additional compensation in connection with other services that may be performed by the Trustee for the Trust, including services performed for and dealings with the Trust by the Trustee other than in its capacity as trustee of the Trust including, but not limited to, as the Custodian of the Trust Property other than the Bullion and as the Valuation Agent.

10.2                        Manager’s Fee

As compensation for providing management, administrative and investment management services to the Trust pursuant to this Trust Agreement and the Management Agreement, the Manager shall be entitled to receive a monthly management fee (the “Management Fee”) plus any applicable federal and provincial taxes, which shall be paid by the Trust at such times and in the amount specified in the Management Agreement.

10.3                        Investment Manager’s Fee

As compensation for providing investment management services to all or any portion of the Trust Property, any Investment Manager appointed by the Manager from time to time shall be entitled to receive management fees in respect of each class or series of a class of Units calculated in such manner and payable at such times as the Manager and the Investment Manager may agree upon from time to time pursuant to a written agreement and subject to the requirements of applicable Securities Legislation. As at the date hereof, the Manager does not intend to appoint an Investment Manager for the Trust.

10.4                        Bullion Custodian and Custodian’s Fees

As compensation for custodial services rendered to the Trust with respect to the Bullion and other Trust Property, the Bullion Custodian and the Custodian shall be entitled to receive such fees as the Manager may approve from time to time pursuant to a separate written agreement with each of the Bullion Custodian and the Custodian. If the Trustee also acts as the Custodian of the Trust Property other than the Bullion then the fees of the Custodian shall be set forth in the Fee Agreement between the Manager and the Trustee.

10.5                        Expenses of the Trust

(a)                                 In connection with the Arrangement, the Trust will be responsible for paying the filing and listing fees of the applicable Securities Authorities and stock exchanges, the fees and expenses payable to the Registrar and Transfer Agent. All other costs and expenses in connection with the Arrangement, including the costs of creating and organizing the Trust, the costs of printing and preparing the Disclosure Documents, legal expenses, marketing and advertising expenses and other incidental expenses will be paid by the Manager.

(b)                                 Except as otherwise provided herein and subject to the Management Agreement, the Trust shall be responsible for all costs and expenses incurred in connection with the on-going operation and administration of the Trust including, but not limited to: the fees and expenses payable to and incurred by the Trustee, the Manager, any Investment Manager, the Bullion Custodian, the Custodian, any sub-custodians, the Registrar and Transfer Agent, and the Valuation Agent; transaction and handling costs for the Bullion; storage fees for the Bullion; custodian settlement fees; counterparty fees; legal, audit, accounting, bookkeeping and record-keeping fees and expenses; costs and expenses of reporting to Unitholders and conducting Unitholder meetings; printing and mailing costs; filing and listing fees payable to applicable Securities Authorities and stock exchanges; other administrative expenses and costs incurred in connection with the Trust’s continuous disclosure public filing requirements and investor relations; any applicable Canadian taxes payable by the Trust or to which the Trust may be subject including federal and provincial income taxes, goods and services tax, and withholding taxes; interest expenses and borrowing costs, if any; brokerage expenses and commissions; costs and expenses relating to the issuance of Units; costs and expenses of preparing financial and other reports; any expenses associated with the implementation and on-going operation of the Independent Review Committee; costs and expenses arising as a result of complying with all Applicable Laws; and any expenditures incurred upon the termination of the Trust.

(c)                                  The Trust will be responsible for the fees and expenses of any action, suit or other proceedings in which, or in relation to which, the Trustee, the Manager, the Bullion Custodian, the Custodian, any sub-custodians, the Registrar and Transfer Agent or the Valuation Agent and/or any of their respective officers, directors, employees, consultants or agents is entitled to indemnity by the Trust.

10.6        Right to Withhold Services Pending Payment

Notwithstanding any other provision of this Trust Agreement, the Trustee, acting reasonably, shall not be obliged to act upon Directions (including the delivery of any Trust Property to any person) until all Obligations due and owing have been paid in full. The Trustee shall give the Manager and/or any Investment Manager notice of its decision pursuant to the foregoing sentence not to act as soon as practicable thereafter.

10.7                        Security Interest to Secure Obligations

The Manager on behalf of the Trust hereby assigns, conveys, mortgages, pledges, hypothecates, and charges in favour of, and grants a security interest (such assignment, conveyance, mortgage, pledge, hypothecation, charge and security interest, collectively referred to herein as the “Security Interest”) to the Trustee in all of the Trust’s right, title and interest in and to all Trust Property now owned or hereafter acquired by the Trust and held in custody by the Trustee pursuant to this Trust Agreement and all proceeds thereof, as continuing collateral security for the due payment and performance of all of the Obligations.

It is acknowledged, agreed and understood by the parties hereto that the Security Interest secures the due performance and payment of any and all Obligations from time to time outstanding, whenever and however arising, regardless of the capacity in which the Trustee was acting (whether as principal, agent or custodian) when such Obligations arose or the agreement under which such Obligations were incurred.

The Manager and the Trustee agree that it is their intention that the Security Interest hereby created shall attach immediately to any Trust Property in which the Trust has any interest on the date hereof, and, with respect to after-acquired Trust Property, forthwith at the time the Trust acquires an interest therein, all in accordance with the terms hereof.

The Manager acknowledges and agrees that to the extent that the Trustee is the Trust’s securities intermediary with respect to any Trust Property in the custody of the Trustee hereunder, pursuant to the STA and the PPSA, the Trustee’s Security Interest therein shall have priority over any other security interest therein granted by the Trust, and the Trustee shall be under no obligation to waive, subordinate or discharge such Security Interest except upon the indefeasible payment and satisfaction in full of the Obligations.

10.8                        Claim Against Property for Amounts Owing

Without prejudice to any power or right that the Trustee may otherwise have under any Applicable Law, the Trustee may, in its discretion (upon reasonable prior written notice in the circumstances to the Manager), unless prior payment has been made by the Manager:

(i)                         deduct any cash portion of the Trust Property in its custody (which, for the purposes of this Section shall include any account with any third party with whom cash has been deposited by the Trustee on behalf of the Trust) to satisfy any Obligations due and owing; and/or

(ii)                      sell, as agent for the Trust, any Trust Property in its custody on such terms as it thinks fit in its discretion and set-off against and deduct from such proceeds of sale to satisfy any Obligations due and owing, and credit any surplus remaining thereafter to the Trust;

it being understood and agreed by the Manager that the exercise of the Trustee’s right under this Section 10.8 shall not be construed as an exercise of a right of realization in respect of the security interest created under Section 10.7 hereof, but a separate right of set-off.

ARTICLE 11
TRUSTEE LIABILITY AND INDEMNIFICATION

11.1                        Standard of Care

The Trustee shall exercise the powers and discharge the duties of its office honestly and in good faith and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent Canadian trust company would exercise in comparable circumstances.

11.2                        Reliance

(a)                                 The Manager shall from time to time furnish the Trustee with a certificate of authorized signing authorities (“Certificate of Authorized Signing Authorities”) substantially in the form attached hereto as Schedule “C”, signed by its authorized officers setting out the name(s) and title(s) of the authorized officer(s) of the Manager and of any other Person(s) or representative(s), including any Investment Manager appointed by the Manager, and authorized to act on behalf of the Manager at the time specified in such certificate, together with specimen signatures of all such officers, Persons or representatives, and the Trustee shall be entitled to rely upon the identification of such Persons as specified in such certificate as the Person(s) entitled to act on behalf of the Manager for the purposes of this Trust Agreement until a later certificate respecting the same is delivered to the Trustee.

(b)                                 The Trustee shall:

(i)                                     be fully protected in acting upon any instrument, certificate or other writing believed by it to be genuine and to be signed or presented by the proper Person or Persons;

(ii)                                  be under no duty to make any investigation or inquiry as to any statement contained in any such writing but may accept the same as conclusive evidence of the truth and accuracy of the statements therein contained;

(iii)                               not be responsible for or liable except as provided in accordance with this Trust Agreement for:

(A)                               the proper application by any Unitholder of any part of its interests in the Trust if payments are made in accordance with written directions of such Unitholder as herein provided;

(B)                               the adequacy of the Trust to meet and discharge any and all payments and liabilities in respect of a Unitholder;

(C)                               the compliance by any Unitholder with the rules under the Tax Act or any Applicable Laws including limits on investments in non-Canadian securities;

(D)                               the validity of title to any Trust Property which the Trustee did not arrange itself to have registered;

(E)                                any act or omission (other than an act or omission related solely to the Trustee) required or demanded by any governmental, taxing regulatory or other competent authority in any country in which all or part of the Trust Property is held or which has jurisdiction over the Trustee, the Manager or the Trust;

(F)                                 any loss or damage of any nature whatsoever resulting from official action, war or threat of war, insurrection or civil disturbance, interruption in postal, telephone, telegraph, telex or other electromechanical communication systems or power supply, or any other factor beyond the Trustee’s control which obstructs, affects, prohibits or delays the Trustee, its directors, officers, employees or agents in carrying out the responsibilities provided for herein, in whole or in part;

(G)                               any ongoing monitoring of the Investment Policy of the Trust as set out in Article 23 hereof or any risk factor whatsoever related thereto;

(H)                              any Trust Property which it does not hold or which is not directly controlled by it, its Affiliates or its appointed agents (including any sub-custodians), including any assets pledged or loaned to a third party or the Bullion held by the Bullion Custodian; or

(I)                                   any compliance, reporting or filings in accordance with applicable Securities Legislation or United States tax laws, regulations, rules or policies that apply to the Trust, including for greater certainty the Additional Trustee Duties.

(c)                                  The Trustee may rely and act upon any statement, report or opinion prepared by or any advice received from the Auditors, Counsel or other professional advisors of the Trust and shall not be responsible nor held liable for any loss or damage resulting from so relying or acting if the advice was within the area of professional competence of the Person from whom it was received, the Trustee acted in good faith in relying thereon and the professional advisor was aware that the Trustee was receiving the advice in its capacity as trustee of the Trust and the Trustee acted in good faith in relying thereon.

(d)                                 The Trustee shall in no way be responsible for, nor incur any liability based on, the action or failure to act or for acting pursuant to or in reliance on instructions of the Manager, any Investment Manager, the Bullion Custodian (if not the Trustee), the Custodian (if not the Trustee), the Valuation Agent (if not the Trustee), the Registrar and Transfer Agent (if not the Trustee), or any Person or organization to whom its responsibilities are delegated pursuant to this Trust Agreement.

11.3                        General Disclaimer of Liability

(a)                                 The Trustee shall not be liable to the Trust or to any Unitholder for any loss or damage relating to any matter regarding the Trust, including any loss or diminution in the Net Asset Value of the Trust or to any particular asset of the Trust, except to the extent that the Trustee does not meet its standard of care set out in Section 11.1 hereof. In no event shall the Trustee be liable for indirect, consequential or special damages including, but not limited to, loss of reputation, good will or business.

(b)                                 The Trustee shall not be liable to the Trust or to any Unitholder for the acts, omissions, receipts, neglects or defaults of any Person, firm or corporation employed or engaged by it as permitted hereunder, or for joining in any receipt or act of conformity, or for any loss, damage or expense caused to the Trust through the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Trust shall be paid out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any Person, firm or corporation with whom or which any monies or Trust Property shall be lodged or deposited, or for any loss occasioned by error in judgment or oversight on the part of the Trustee, or for any other loss, damage or misfortune which may happen in the execution by the Trustee of its duties hereunder, except to the extent that the Trustee does not meet its standard of care set out in Section 11.1 hereof.

(c)                                  For greater certainty, the Trustee shall not be liable to the Trust or to any Unitholder for the acts, omissions, receipts, neglect or default of the Bullion Custodian or the Registrar and Transfer Agent (unless the Trustee is the Registrar and Transfer Agent or the Bullion Custodian and it has breached its standard of care set out in Section 11.1 in respect thereof).

(d)                                 For greater certainty, the Trustee, in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the affairs of the Trust is, and will be conclusively deemed to be, acting for and on behalf of the Trust, and not in its own personal capacity.

11.4                        Indemnification of the Trustee

(a)                                 Without limiting any protection or indemnity of the Trustee under any other provision hereof, or otherwise at law, the Trustee, its Affiliates, nominees and agents and each of their respective directors, officers and employees shall at all times be indemnified and held harmless by the Trust and to the extent that the Trust Property is insufficient for such purpose, by the Manager, from and against:

(i)                                     all claims whatsoever (including costs, losses, damages, penalties, actions, suits, judgments, charges and expenses, including legal fees in connection therewith) brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Trustee’s duties as Trustee, and

(ii)                                  all other liabilities, costs, charges and expenses which any of them sustains or incurs in or about or in relation to the affairs of the Trust.

(b)                                 For greater certainty, the commencement of formal legal proceedings shall not be a precondition for indemnification hereunder. Further, none of the provisions of this Trust Agreement shall require the Trustee to expend or risk its own funds, appear in, prosecute or defend proceedings, or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder, unless the Trustee is first indemnified to its satisfaction, acting reasonably. This provision shall survive the resignation or removal of the Trustee, or the termination of this Trust Agreement.

11.5                        Additional Indemnification of the Trustee

With respect to any references in this Trust Agreement to (i) distributions being at the discretion of the Trustee acting on the direction of the Manager or (ii) the Trustee having the power to vary the investments of the Trust in accordance with the Investment Policy together with any duties, obligations or responsibilities related thereto (the “Additional Trustee Duties”), the Manager agrees that:

(a)                                 the Trustee shall not have any liability with respect to such Additional Trustee Duties; and

(b)                                 in addition to the indemnity provided to the Trustee under Section 11.4 hereof, the Manager agrees to indemnify the Trustee and its directors, officers, employees and agents for:

(i)                                     all claims whatsoever (including costs, losses, damages, penalties, actions, suits, judgments, charges and expenses, including legal fees in connection therewith) brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the Additional Trustee Duties; and

(ii)                                  all other liabilities, costs, charges and expenses which any of them sustains or incurs in or about or in relation to such Additional Trustee Duties,

that arise or result from any conflict between such Additional Trustee Duties and the Trustee’s defined duties, obligations and responsibilities as set out in this Trust Agreement (excluding such Additional Trustee Duties) and agreed upon by the Manager.

11.6                        Exception

Section 11.4 and, subject to Subsection 11.2(b)(iii)(I), Section 11.5 do not apply to the extent that any such claim, cost, charge or expense has been directly caused by the negligence, wilful misconduct or dishonesty on the part of the Trustee, its Affiliates, nominees or agents and any of their respective directors, officers and employees or the Trustee’s failure to meet its standard of care set out in Section 11.1 hereof.

ARTICLE 12
 MANAGER LIABILITY AND INDEMNIFICATION

12.1                        Standard of Care

(a)                                 The Manager shall exercise the powers and discharge the duties of its office honestly, in good faith and in the best interests of the Trust and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent professional manager would exercise in comparable circumstances.

(b)                                 The Manager agrees that any information supplied to the Trust and/or the Trustee will be accurate and complete and will contain no misrepresentations; provided that, respecting information derived by the Manager from a Person other than the Manager, the Manager’s obligation hereunder shall be subject to its standard of care and no liability shall be incurred by the Trust or the Trustee as a result of any error in such information.

12.2                        Reliance

(a)                                 The Manager may employ or engage, and rely and act on information or advice received from the Auditors, other distributors, Brokers, Depositories, the Bullion Custodian, the Custodian, electronic data processors, advisers, Counsel and others and shall not be responsible or liable for the acts or omissions of such Persons or for any other matter, including any loss or depreciation in the Net Asset Value of the Trust or any particular asset of the Trust, provided that the Manager acted in good faith in accordance with its standard of care set out in Subsection 12.1(a) in relying on such information or advice.

(b)                                 The Manager shall be entitled to assume that any information received from the Trustee, the Bullion Custodian, the Custodian or any sub-custodian, or their respective authorized representatives associated with the day-to-day operation of the Trust is accurate and complete and no liability shall be incurred by the Manager as a result of any error in such information or any failure to receive any notices required to be delivered pursuant to this Trust Agreement, except to the extent that any such information provided to, or failure to receive any notices by, the Manager arises or results from the Manager’s failure to comply with the terms of this Trust Agreement or the Management Agreement in providing any required directions or information related thereto.

12.3                        Engaging in Competition

(a)                                 In the event that the Manager, its partners, employees, associates and Affiliates or any of them now or hereafter carry on activities competitive with those of the Trust or buy, sell or trade in assets and portfolio securities of the Trust or of other investment funds, none of them shall be under any liability to the Trust or to the Unitholders for so acting.

(b)                                 It is agreed and understood that the Manager shall not be required to devote its efforts exclusively to or for the benefit of the Trust and may engage in other business interests and may engage in other activities similar or in addition to those relating to the activities to be performed for the Trust.

12.4                        Indemnification of the Manager

(a)                                 The Manager, its Affiliates and agents, and their respective directors, partners, officers and employees shall at all times be indemnified and held harmless by the Trust from and against all legal fees, judgments and amounts paid in settlement, actually and reasonably incurred by them in connection with the Manager’s services provided to the Trust pursuant to this Trust Agreement and the Management Agreement, provided that the Trust has reasonable grounds to believe that the action or inaction that caused the payment of the legal fees, judgments and amounts paid in settlement was in the best interests of the Trust and provided that such Person(s) shall not be indemnified by the Trust where:

(i)                                     there has been negligence, wilful misconduct, wilful neglect, default, bad faith or dishonesty on the part of the Manager or such other Person;

(ii)                                  a claim is made as a result of a misrepresentation contained in any current Disclosure Documents or continuous disclosure documents of the Trust distributed or filed in connection with the issuance of the Units or under applicable Securities Legislation; or

(iii)                               the Manager has failed to fulfill its standard of care set out in Section 12.1 or its other obligations in accordance with Applicable Laws or the provisions set forth in this Trust Agreement and the Management Agreement, unless in an action brought against the Manager or such Persons they have achieved complete or substantial success as a defendant.

(b)                                 In order for the Trust, acting through the Trustee, to satisfy itself as to whether the indemnification provided for in Subsection 12.4(a) is in the best interests of the Trust, before paying out any such indemnity hereunder, the Trust, acting through the Trustee, may obtain a satisfactory legal opinion that the Trust has reasonable grounds to believe that the indemnification is in the best interests of the Trust, and instead of or in addition to the obtainment of such a legal opinion, the Trustee in its sole discretion and at the expense of the Trust, may call a meeting of the Unitholders pursuant to this Trust Agreement to direct the Trustee as to any such payments out of the Trust.

12.5                        Liability for Investment Decisions

All investments of the Trust made by or upon the direction of the Manager or any Investment Manager shall be for the benefit of the Unitholders and at the sole risk of the Trust. Notwithstanding any other provision of this Trust Agreement but subject to the Manager’s standard of care set out in Subsection 12.1(a), the Manager may dispose of assets of the Trust or cause such assets to be disposed of in order to discharge any borrowing authorized under this Trust Agreement, any charge against the Trust as set out in this Trust Agreement or any other obligation of the Trust.

ARTICLE 13
 CHANGE OF TRUSTEE

13.1                        Resignation of Trustee

The Trustee or any successor trustee may resign as Trustee of the Trust created by this Trust Agreement by giving notice to the Unitholders and to the Manager not less than 90 days prior to the date when such resignation shall take effect. Such resignation shall take effect on the date specified in such notice unless at or prior to such date a successor trustee is appointed by the Manager in which case such resignation shall take effect immediately upon the appointment of such successor trustee.

13.2                        Removal of Trustee

The Trustee may be removed by the Manager at any time by notice to the Trustee and the Unitholders not less than 90 days prior to the date that such removal is to take effect; provided a successor trustee is appointed or the Trust is terminated and dissolved in accordance with Article 22 hereof.

13.3                        Appointment of Successor

In the event that the Trustee resigns or is removed or becomes incapable of acting or if for any cause a vacancy shall occur in the office of the Trustee, a successor trustee shall forthwith be appointed by the Manager to fill such vacancy. Forthwith following such appointment of a successor trustee, the Trustee shall execute and deliver such documents as the Manager may reasonably require for the conveyance of any Trust Property (other than the Bullion) held in the Trustee’s name to the successor trustee and, shall account to the Manager for all of the Trust Property which the Trustee retains as trustee and shall thereupon be discharged as trustee.

13.4                        Termination Upon Failure to Appoint Successor

In the event that the Manager shall fail to appoint a successor to the Trustee, the Trust shall be terminated and dissolved upon the effective date of the resignation or removal of the Trustee (which shall be considered to be the effective date on which the Trust is to be terminated for the purposes of Article 22) under Sections 13.1 and 13.2 hereof, as the case may be, and, after providing for all liabilities of the Trust, the Trust Property shall be distributed to the Unitholders in accordance with the termination provisions set out in Article 22 hereof and the Trustee shall continue to act as trustee of the Trust until such Trust Property has been so distributed. Fees and expenses of the Trustee shall be a charge, to the extent permitted by Applicable Law, on the Trust Property or the interests of the Unitholders to secure payment thereof.

ARTICLE 14
 TERMINATION OF THE MANAGER

14.1                        Resignation, Insolvency or Bankruptcy of the Manager

(a)                                 The Manager shall have the right to resign as Manager of the Trust by giving notice in writing to the Trustee and the Unitholders not less than 90 days prior to the date on which such resignation is to take effect. Such resignation shall take effect on the date specified in such notice. Notwithstanding the foregoing, no approval of, or notice to, Unitholders is required to effect a Manager Reorganization. The Manager shall appoint a successor manager of the Trust, and, unless the successor manager is an Affiliate of the Manager, such appointment must be approved by the Unitholders by an Ordinary Resolution.

(b)                                 If, prior to the effective date of the Manager’s resignation, a successor manager is not appointed or the Unitholders do not approve of the appointment of the successor manager as required hereunder, the Trust shall be terminated and dissolved upon the effective date of the resignation of the Manager (which shall be considered to be the effective date on which the Trust is to be terminated for the purposes of Article 22) and, after providing for all liabilities of the Trust, the Trust Property shall be distributed to the Unitholders in accordance with the provisions of Article 22, and the Trustee and the Manager shall continue to act as trustee and manager, respectively, of the Trust until such Trust Property has been so distributed.

(c)                                  The Trust shall be terminated immediately following the occurrence of a Termination Event. On such termination, the Trust Property shall be distributed to Unitholders in accordance with the provisions of Section 22.3. For the purposes of this Article 14 and Section 22.1 of this Trust Agreement, each of the following events shall be a “Termination Event”:

(i)                                     the Manager is, in the opinion of the Trustee, in material default of its obligations under this Trust Agreement and such default continues for 120 days from the date that the Manager receives notice of such default from the Trustee and no successor manager has been appointed by the Unitholders;

(ii)                                  the Manager has been declared bankrupt or insolvent or has entered into liquidation or winding-up, whether compulsory or voluntary (and not merely a voluntary liquidation for the purposes of amalgamation or reconstruction);

(iii)                               the Manager makes a general assignment for the benefit of its creditors or otherwise acknowledges its insolvency; or

(iv)                              the assets of the Manager have become subject to seizure or confiscation by any public or governmental authority.

14.2                        Successor Manager

Any successor manager, by accepting its appointment as such, shall automatically become a party to this Trust Agreement and be bound by the terms hereof as if the successor manager had been an original signatory thereof provided that such successor manager shall not be responsible or liable for any act or omission of the Manager preceding its appointment as successor manager of the Trust.

ARTICLE 15
 CONCERNING THE UNITHOLDERS

15.1                        Liability of Unitholders

No Unitholder shall be held to have any personal liability as such and no resort shall be had to the Unitholder’s private property for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of any of the Trust, the Manager or the Trustee or any obligation which a Unitholder would otherwise have to indemnify the Trustee for any personal liability incurred by the Trustee as such, but rather, only the Trust Property is intended to be liable and subject to levy or execution for such satisfaction. If the Trust acquires any investments subject to existing contractual obligations, the

Manager, or the Trustee on the direction of the Manager, as the case may be, shall use its best efforts to have any obligations modified so as to achieve disavowal of contractual liability. Further, the Manager shall cause the operations of the Trust to be conducted, with the advice of Counsel, in such a way and in such jurisdictions as to avoid, as far as possible, any material risk of liability on the Unitholders of claims against the Trust and shall, to the extent it determines to be possible and reasonable, including the cost of premiums, cause the Trust to carry insurance for the benefit of the Unitholders in such amounts as it considers adequate to cover any such foreseeable non-contractual or non-excluded contractual liability.

15.2                        Indemnification of the Trust by the Manager

The Trust shall be indemnified and held harmless by the Manager against any costs, charges, claims, expenses, actions, suits or proceedings arising from a claim made as a result of a misrepresentation contained in any current Disclosure Document or continuous disclosure documents of the Trust distributed or filed in connection with the issuance of the Units or under applicable Securities Legislation.

ARTICLE 16
 MEETINGS OF UNITHOLDERS

16.1                        Time of Meetings

Meetings of the Unitholders shall be held by the Manager or the Trustee at such time and on such day as the Manager or the Trustee may from time to time determine for the purpose of considering the matters required to be placed before such meetings in accordance with this Trust Agreement or Applicable Laws and for the transaction of such other related matters as the Manager or the Trustee determines. Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value of the Trust may requisition a meeting of Unitholders by giving a written notice to the Manager or the Trustee setting out in detail the reason(s) for calling and holding such a meeting. The Trustee shall, upon the written request of the Manager or the Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value of the Trust, requisition a meeting of Unitholders, provided that in the event of a request to call a meeting of Unitholders made by such Unitholders, the Trustee shall not be obligated to call any such meeting until it has been satisfactorily indemnified by such Unitholders against all costs of calling and holding such meeting. Unless otherwise required under Applicable Laws or stock exchange rules, the Trust need only to hold meetings of Unitholders as described above and is not required to hold annual or other periodic meetings.

16.2                        Place of Meeting

Subject to Section 16.4 hereof, meetings of Unitholders shall be held at the principal office of the Trust or elsewhere in the municipality in which the office is located or, if the Manager shall so determine, at any other place in Canada.

16.3                        Notice of Meeting

Subject to Section 16.4 hereof, notice of the time and place of each meeting of Unitholders shall be given not less than 21 days before the day on which the meeting is to be held to each Unitholder of record at 4:00 p.m. (Toronto time) on the day on which the notice is given. Notice of a meeting of Unitholders shall state the general nature of the matters to be considered by the meeting. The Trustee, the Auditors and any Investment Manager of the Trust are entitled to receive all notices and other communications relating to any meeting of Unitholders that any Unitholder is entitled to receive and shall be entitled to attend at any meeting of Unitholders.

16.4                        Meetings Without Notice

A meeting of Unitholders may be held at any time and place without notice if all the Unitholders entitled to vote thereat are present in person or represented by proxy or, if those not present or represented by proxy waive notice of, or otherwise consent to, such meeting being held.

16.5                        Quorum

A quorum for the transaction of business at any meeting of Unitholders shall be at least two Unitholders holding not less than 5% of the outstanding Units on such date present in person or represented by proxy and entitled to vote thereat. If a quorum is not present at a meeting within 30 minutes after the time fixed for the meeting, the meeting, if convened on the requisition of Unitholders, shall be cancelled but in any other case shall be adjourned to such place and time on a date fixed by the chairman of the meeting not later than 14 days thereafter (which for greater certainty can be at a later time on the date of the originally scheduled meeting) at which adjourned meeting the Unitholders present in person or represented by proxy shall be deemed to constitute a quorum.

16.6                        Chairman, Secretary and Scrutineers

A Person designated by the Manager shall be the chairman of any meeting of Unitholders. If such Person is not present within 15 minutes after the time fixed for holding the meeting or if the Manager has not appointed a chairman, the Persons present and entitled to vote shall choose any of their number to be chairman. The chairman of the meeting shall appoint a Person, who need not be a Unitholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be Unitholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

16.7                        Persons Entitled to be Present

The only Persons entitled to attend a meeting of Unitholders shall be those entitled to vote thereat, the Trustee, the Manager, any Investment Manager and the Auditors. Any other Person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

16.8                        Right to Vote

At any meeting of Unitholders, every Person shall be entitled to vote who, as at the end of the Business Day immediately preceding the date of the meeting, is entered in the Register maintained in accordance with Section 17.2 hereof, unless in the notice of meeting and accompanying materials sent to Unitholders in respect of the meeting a record date is established for Persons entitled to vote thereat.

16.9                        Votes to Govern

At any meeting of Unitholders, every question shall, unless otherwise required by this Trust Agreement or Applicable Laws, be determined by an Ordinary Resolution on the question.

16.10                 Show of Hands

Subject to the provisions of this Trust Agreement or Applicable Laws, any question at a meeting of Unitholders shall be decided by a show of hands unless a poll thereon is required or demanded as hereinafter provided. Upon a show of hands every Person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a poll thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima face evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the Unitholders upon the said question.

16.11                 Polls

If demanded by any Unitholder at a meeting of Unitholders or required by Applicable Laws, any question at such meeting shall be decided by a poll. A poll so demanded shall be taken in such manner as the chairman shall direct. Upon a poll each Person present shall be entitled, in respect of the Units which the Unitholder is entitled to vote at the meeting upon the question, to one vote for each Unit held and the result of the poll so taken shall be the decision of the Unitholders upon the said question.

16.12                 Adjournment

The chairman at a meeting of Unitholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place.

16.13                 Resolutions in Writing

Notwithstanding Section 16.10 hereof, a resolution in writing forwarded to all Unitholders entitled to vote on such resolution at a meeting of Unitholders and signed by the requisite number of Unitholders required to obtain approval of the matter addressed in such resolution is as valid as if it had been passed at a meeting of Unitholders in accordance with this Article 16.

16.14                 Record Dates

For the purpose of determining the Unitholders who are entitled to receive notice of and to vote at any meeting, or any adjournment thereof, or for the purpose of any action other than as provided in Article 4 hereof, the Manager may fix a date not more than 60 days nor fewer than 30 days prior to the date of any meeting of Unitholders, or other action, as a record date for the determination of Unitholders entitled to receive notice of and vote at such meeting, or any adjournment thereof, or to receive such distributions, or to be treated as Unitholders of record for purposes of such other action, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to receive notice of and vote at such meeting, or any adjournment thereof, or to be treated as a Unitholder of record for purposes of such other action, even though the Unitholder has since that date disposed of the Unitholder’s Units and no Unitholder becoming such after that date shall be entitled to receive notice of and vote at such meeting, or any adjournment thereof, or to be treated as a Unitholder of record for purposes of such other action.

16.15                 Proxies

At any meeting of Unitholders, any Unitholder entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Manager, or with such other agent of the Trust as the Manager may direct, prior to the commencement of such meeting. If approved by the Manager, proxies may be solicited naming the Manager as proxy and the cost of such solicitation shall be paid out of the Trust Property. When any Unit is held jointly by several Persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote shall not be received in respect of such Unit. The instrument appointing any proxy shall be in such form and executed in such manner as the Manager may from time to time determine.

16.16                 Validity of Proxies

An instrument appointing a proxy purporting to be executed by or on behalf of a Unitholder shall be valid unless challenged at the time of, or prior to, its exercise and the person challenging such instrument shall have the burden of proving to the satisfaction of the chair of the meeting of Unitholders at which such instrument is proposed to be used that such instrument is invalid. Any decision of the chair of the meeting in respect of the validity of such instrument shall be final. Proxies shall be valid only at the meeting with respect to which they were solicited, or any adjournment thereof, but in any event shall cease to be valid one year from their date.

16.17                 Revocation of Proxy

A vote cast in accordance with the terms of a proxy shall be valid notwithstanding the previous death, incapacity, insolvency or bankruptcy of the Unitholder giving the proxy or the revocation of the proxy unless written notice of such death, incapacity, insolvency, bankruptcy or revocation shall have been received by the chair of the meeting prior to the time such vote is cast.

16.18                 Solicitation of Proxies

No Person shall solicit proxies in respect of a meeting of Unitholders unless the Person making the solicitation, concurrently with or prior thereto, delivers or sends an information circular to each Unitholder whose proxy is solicited. “Solicit” or “solicitation” includes any request for a proxy whether or not accompanied by or included in a form of proxy, any request to execute or not to execute a form of proxy or to revoke a proxy, and the sending or delivery of a form of proxy or other communication to a Unitholder under circumstances reasonably intended or calculated to result in the procurement, withholding or revocation of a proxy but does not include the sending or delivery of a form of proxy to a Unitholder in response to an unsolicited request made by him or her on his or her behalf or the performance by any Person of ministerial acts or professional services on behalf of a person or company soliciting a proxy. Subject to the provisions of this Trust Agreement and to Applicable Laws, the information circular required hereunder shall conform, insofar as is applicable, to the form and content prescribed for information circulars by or pursuant to applicable Securities Legislation; for such purposes; “management” shall mean Sprott Asset Management LP in its capacity as Manager; “company” or “corporation” shall mean the Trust; “director” or “senior officer” shall mean a director or senior officer of the Manager; “equity share”, “voting security” or “share” shall mean a Unit; and “shareholder” shall mean a Unitholder.

16.19                 Form of Proxy Solicitation

Where there is a solicitation of proxies (other than with respect to the exception set forth in Section 16.18):

(a)                                 the form of proxy sent to a Unitholder by a Person soliciting proxies shall indicate in bold-faced type by whom the proxy is being solicited and the form of proxy or the information circular shall state the name, address and principal occupation or employment within the preceding five years of each Person soliciting proxies and shall disclose the beneficial ownership of Units of each such Person;

(b)                                 the form of proxy shall provide means whereby the Unitholder whose proxy is solicited is afforded an opportunity to specify that his or her votes shall be cast by the nominees in favour of or against, in accordance with such Unitholder’s choice, each matter or group of related matters identified therein or in the information circular as intended to be acted upon;

(c)                                  no proxy shall confer authority to vote at any meeting other than the meeting specified in the notice of meeting or any adjournment thereof;

(d)                                 the information circular or form of proxy shall state that the votes represented by the proxy shall be cast and that, where the Unitholder whose proxy is solicited specifies a choice with respect to any matter to be acted upon pursuant to paragraph (b) above, the votes shall be cast in accordance with the specifications so made; and

(e)                                  the information circular or form of proxy shall indicate in bold-faced type that the Unitholder has the right to appoint a person, who need not be a Unitholder, to attend and act for him or her and on his or her behalf at the meeting other than the person, if any, designated in the form of proxy, and shall contain instructions as to the manner in which the Unitholder may exercise such right.

16.20                 Resolutions Binding

Any resolution passed in accordance with the provisions hereof shall be binding on all Unitholders and their respective heirs, executors, administrators, other legal representatives, successors and assigns, whether or not such Unitholder was present or represented by proxy at the meeting at which such resolution was passed and whether or not such Unitholder voted against such resolution.

16.21                 Minutes of Meetings

Minutes of the meeting shall be made by the corporate secretary of the Manager (who shall act as secretary of the meeting) and duly entered in minute books to be kept by the Manager. Any such minutes signed by the chair of the meeting shall be conclusive evidence of the matters therein stated, and until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been made shall be deemed to have been duly held and convened and all resolutions passed thereat to have been duly passed.

ARTICLE 17
 SPECIAL FUNCTIONS

17.1                        Registrar and Transfer Agent

(a)                                 The Manager shall appoint one or more chartered banks or banking institutions, trust companies, or other Persons, to act as the registrar and transfer agent (the “Registrar and Transfer Agent”) for the Units and may provide for the transfer of Units in one or more places within or outside Canada (provided that if such appointments are made there shall be a Registrar and Transfer Agent within the Province of Ontario). Such Registrar and Transfer Agent shall perform those functions and duties usually performed by a registrar and transfer agent of shares of corporations having share capital, including maintaining the Register as provided for in Section 17.2 and all other necessary or appropriate books (which may be kept on a computer or similar device) for recording original issuances of Units and registering and transferring the Units. In the case of an original issuance of Units, the Registrar and Transfer Agent may rely and act upon the written instruction of the Manager without inquiry into the receipt by the Trust of, or the sufficiency of, the consideration for such original issuance of Units.

(b)                                 The Manager, on behalf of the Trust, will enter into a written agreement with such Registrar and Transfer Agent which agreement shall provide that any fees required to be paid to the Registrar and Transfer Agent for services rendered, other than in respect of a transfer of Units, shall be the responsibility of the Trust.

17.2                        Unit Register

(a)                                 Subject to the approval or rejection by and direction from the Manager in connection with any purchase, redemption or transfer of Units hereunder, the Registrar and Transfer Agent appointed pursuant to Section 17.1 shall maintain records (the “Register”) for and on behalf of the Trust which shall contain the name and the latest known address of each Unitholder and the number of Units of each class and each series of a class from time to time held by the Unitholder, the certificate numbers of the Unit Certificates, if any,  and a record of all transfers thereof, and such Register shall be available at the offices of the

Registrar and Transfer Agent in Toronto, Ontario or in such other office in Canada as the Manager deems appropriate and to which the Trustee consents.

(b)                                 As part of the Register, the Registrar and Transfer Agent shall maintain participation records for the Trust, showing with respect to each Unitholder:

(i)                                     the date of each issue of Units to such Unitholder, the number of Units issued of each class and each series of a class and the applicable Class Net Asset Value per Unit for which each Unit is issued;

(ii)                                  the date of each transfer of Units to and from such Unitholder, and the number of Units of each class and each series of a class transferred;

(iii)                               the date of each redemption of Units, the number of Units redeemed of each class and each series of a class and the Class Net Asset Value per Unit at which each Unit is redeemed;

(iv)                              the date of each redesignation of Units, the number of Units redesignated of each class and each series of a class and the Class Net Asset Value per Unit at which each Unit is redesignated;

(v)                                 the number of Units held immediately after any subdivision or consolidation of Units;

(vi)                              the number of Units of each class and each series of a class currently held; and

(vii)                           the date and details of each distribution of the Trust to the Unitholder.

(c)                                  The Registrar and Transfer Agent shall deliver to the Manager within three Business Days following a Valuation Date, and at such other times as the Manager may request, a certified list of the Unitholders which list shall contain the name, the last known address and the number of Units of each class and each series of a class currently held by each Unitholder.

(d)                                 The Trust, the Trustee (in its capacity as such, regardless of the fact that the Trustee may be or may have been the Registrar and Transfer Agent) and the Manager shall at all times be entitled to rely entirely upon the Register maintained by the Registrar and Transfer Agent as a record of ownership of the Trust and the registered Unitholders shall be deemed to be the true owners thereof for all purposes hereof.

(e)                                  Only Unitholders whose Units are so recorded on the Register shall be entitled to receive distributions and to exercise or enjoy the rights of Unitholders hereunder. The Person registered as a Unitholder on the Register shall be treated as the owner of such Unit for all purposes, including payment of any distributions, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders. Accordingly, the Manager shall not be bound to recognize any transfer or attempted transfer, pledge or other disposition of a Unit, or any equitable or other claim with respect thereto, whether or not the Trust or the Manager shall have actual or other notice thereof, until such Unit shall have been transferred on the Register as herein provided.

17.3                        Auditors

The Manager hereby confirms that a firm of qualified chartered accountants has been appointed as the auditors of the Trust (the “Auditors”). Subject to Section 21.3 hereof, the Manager may from time to time, with the prior consent of the Independent Review Committee, and after providing notice to the

Unitholders and the Trustee, appoint another firm of chartered accountants qualified to practice in the Province of Ontario to act as the Auditors. The Auditors shall make a report to the Manager and the Unitholders on the annual financial statements of the Trust and fulfill such other responsibilities as they may properly be called upon to assume. Any such report shall be reviewed by the Manager, and if acceptable to the Manager shall be approved by the Manager (and if required, shall be signed by the Manager to evidence such approval) on behalf of the Trust. The Auditors shall have access to all records relating to the affairs of the Trust including the relevant records of the Manager, the Trustee, any Investment Manager, the Bullion Custodian, the Custodian, any sub-custodians, the Registrar and Transfer Agent and the Valuation Agent, subject to any confidentiality and/or privacy requirements that may apply in the circumstances.

17.4                        Valuation Agent

The Manager shall appoint a valuation agent for the Trust (the “Valuation Agent”). The Valuation Agent shall act in accordance with the terms and conditions of the Valuation Services Agreement including, but not limited to, that the Valuation Agent, in carrying out its duties and obligations as Valuation Agent, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

17.5                        Custodian of Bullion

The Manager shall appoint the Bullion Custodian to hold the Bullion. The Bullion Custodian shall hold the Bullion in accordance with the terms and conditions of the Storage Agreement including, but not limited to, that the Bullion Custodian, in carrying out its duties and obligations as Bullion Custodian, must exercise:

(a)                                 the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, or

(b)                                 at least the same degree of care as the Bullion Custodian exercises with respect to its own property of a similar kind, if this is a higher standard of care than the degree of care referred to in Subsection 17.5(a).

17.6                        Custodian of Trust Property Other Than Bullion

(a)                                 The Trustee shall be the Custodian of the Trust Property other than the Bullion. In carrying out its duties and obligations as Custodian, the Trustee shall exercise: (i) the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; or (ii) at least the same degree of care as the Trustee exercises with respect to its own property of a similar kind in the relevant market, if this is a higher degree of care than the degree of care referred to above.

(b)                                 Notwithstanding any other provision herein, the Trustee shall not be responsible for the holding or control of any Trust Property that is not directly held by the Trustee or its appointed sub-custodians, including any assets pledged or loaned to a third party or the Bullion held with the Bullion Custodian.

(c)                                  The Manager, in accordance with Applicable Law and with the consent of the Trustee, shall have the authority to appoint a replacement or an additional custodian of the Trust Property other than the Bullion and to make contractual arrangements for that purpose. In the event any Person other than the Trustee is appointed Custodian of such Trust Property, the contract with any such custodian may include provisions whereby the Manager may give instructions directly to that custodian concerning the investment of such Trust Property and that custodian may act thereon without approval by the Trustee. The Trustee shall be under no obligation to supervise and shall have no responsibility or liability for acts of omission or commission of any such custodian under such arrangements where the Trustee is not the custodian.

(d)                                 On the direction of the Manager, the Trustee shall register such Trust Property held by it at any time in its own name as trustee of the Trust or in the name or names of nominees, including any sub-custodians appointed by the Trustee, CDS, DTC or in bearer form. The Trustee is hereby expressly empowered to keep such Trust Property, wholly or partly, in its principal office or in any one or more of its branches in any province of Canada or at the office of any sub-custodian, including itself or its Affiliates, to hold securities constituting such Trust Property through the facilities of CDS or DTC or any other domestic or foreign depository or clearing agency which is duly authorized to operate a book-based system (including a transnational book-based system) in the country, province, state or political subdivision of any country in which such depository or clearing agency is located (provided that such depositories or clearing agencies shall not be deemed to be agents or sub-custodians of the Trustee), all as the Trustee may determine so long as such Trust Property at all times is kept distinct from the assets of the Trustee and those of its sub-custodians, nominees or any other Person in the registers and other books of account kept by the Trustee or such Persons.

(e)                                  Where such Trust Property is issued in bearer form, such Trust Property shall be designated or segregated by the Trustee or sub-custodian or their respective nominees so as to establish that the beneficial ownership of such Trust Property is vested in the Trustee. Comparable provisions shall be included in any custodianship or sub-custodianship agreements entered into by or under authority of the Custodian. The Trust Property registered in accordance with Subsection 17.6(d) or issued in accordance with this Subsection 17.6(e) shall be recorded in an account with an account number or other designation in the records of the Trustee or the sub-custodian or their respective nominees sufficient to establish that the beneficial ownership of such Trust Property is vested in the Trust.

(f)                                   The Trustee may appoint sub-custodians (who may be affiliated with or otherwise related to the Trustee) and enter into sub-custodianship agreements on terms consistent with this Trust Agreement; provided, however, that written consent to such appointment has been provided by the Manager. For the purposes of this Trust Agreement, such consent is deemed to have been obtained in respect of the appointment of those sub-custodians which are part of the Trustee’s international network of sub-custodians. Further, upon notice to the Manager of the appointment of any additional sub-custodians in the Trustee’s international network, the Manager will be deemed to have consented to such appointment.

(g)                                  A sub-custodian appointed by the Trustee shall be permitted to appoint a sub-sub-custodian only upon the prior written consent of the Trustee and the Manager, and further provided that adequate provision is made in the sub-custodianship agreement for the Trust, acting directly or through the sub-custodian, to enforce its rights in respect of such Trust Property which is held by the appointed sub-sub-custodian.

(h)                                 Any sub-custodian appointed by or under the authority of the Trustee shall meet any guideline for acting as a sub-custodian prescribed by Securities Authorities in Canada  from time to time (the “Sub-Custodian Guidelines”) and shall execute an agreement in a form that complies with the Sub-Custodian Guidelines. The Trustee shall annually review this Trust Agreement and all sub-custodian agreements to determine if those agreements are in compliance with the Sub-Custodian Guidelines, and shall also make reasonable enquiries as to whether each sub-custodian satisfies the applicable requirements of the Sub-Custodian Guidelines. The Trustee shall make or cause to be made any changes as may be necessary to ensure that this Trust Agreement and the sub-custodian agreements are in compliance with the Sub-Custodian Guidelines, and that all sub-custodians of the Trust satisfy such applicable requirements.

(i)                                     Where required under Applicable Laws, the Trustee shall, within 60 days following the end of each Fiscal Year of the Trust, advise the Trust in writing of the names and addresses of all sub-custodians of the Trust, whether this Trust Agreement and the sub-custodian agreements are in compliance with the Sub-Custodian Guidelines, and whether, to the best of the knowledge and belief of the Trustee, each sub-custodian satisfies the applicable requirements of the Sub-Custodian Guidelines.

(j)                                    The Trustee, in its capacity as Custodian, shall account for all such Trust Property received and held by it, shall disburse or retain any income received thereon and/or capital pursuant to directions from the Manager and shall provide monthly statements of the account in such format as may be agreed to by the parties. Additional statements which are required to satisfy the requirements of any regulatory or administrative agencies will also be provided as requested by, and at the expense of, the Manager. The Manager will within 30 days following the issue date of any such statement give the Trustee written notice of any alleged omissions from or additions wrongly made to or inaccurate entries in any such statement. The Manager agrees that at the end of the 30-day period, the Trustee shall be fully released and discharged from any liability or accountability to anyone with respect to acts or transactions disclosed in any such statement except as to any alleged errors of which the Manager has identified by giving written notice to the Trustee.

(k)                                 If, in order to provide services to the Manager pursuant to this Trust Agreement, the Trustee is required to engage sub-custodians in certain markets which the Trustee has identified as being high risk and has designated as “Designated Markets” by listing them in Schedule “D”  attached hereto. A Designated Market is a market where the risks of engaging a sub-custodian are significantly greater than they would be in more established markets. Notwithstanding any other provision of this Trust Agreement, in such Designated Markets where the Trustee is providing custodial services (whether directly or through a sub-custodian) in respect of the Trust, the Trustee may not be able to accept some of the liabilities or responsibilities which are contemplated by the Trust Agreement. Under the Trust Agreement, the Trustee is responsible for the negligence and wrongful acts of its sub-custodians. However, where the Trustee engages a sub-custodian in a Designated Market, the Manager hereby acknowledges and agrees that the Trustee will not be responsible for the negligence or wrongful acts of such sub-custodians and that such negligence or wrongful acts will not be considered to be a breach by the Trustee of its standard of care or negligence for the purposes of this Trust Agreement. Notwithstanding the aforementioned, the Trustee will continue to accept responsibility for the selection and on-going monitoring of its sub-custodians in all markets, except Designated Markets, in accordance with its standard of care. From time to time, the Trustee may add to or delete markets from the list of Designated Markets attached as Schedule “D”  hereto, and the Trustee will provide the Manager with written notice of such changes. The Manager agrees that it will have 60 days from the date of any such notice to raise concerns regarding any new Designated Market which is added to the list. After this 60-day period, that added market will be deemed to be a Designated Market for the purposes of the Trust Agreement. The Manager acknowledges and agrees that it and any Investment Manager are responsible for apprising themselves of the specific risks to the Trust involved in the investment and reinvestment of such Trust Property in all markets in which such Trust Property is located from time to time.

ARTICLE 18
REPORTS AND EXECUTION OF DOCUMENTS

18.1                        Records

The Manager shall maintain or cause to be maintained appropriate accounting records for the Trust. The accounting records for the Trust shall be open for examination by the Trustee, by the Auditors and by Unitholders or their authorized representatives during normal business hours on any Business Day at the office of the Manager or such other office as the Manager may determine, provided that reasonable notice has been given to the Manager of any such examination.

18.2                        Reports to Unitholders

(a)                                 At the time of investment in Units, a statement shall be issued by the Registrar and Transfer Agent, in such form and on such terms and conditions as the Manager may, in its sole discretion, determine, and such statement will be forwarded to each Unitholder, which statement will indicate the number of Units held by the Unitholder and such other information as may be required by Applicable Laws; provided, however, that the information disclosed on such statements shall always be in accordance with the number of the Unitholder’s Units reflected on the Register.

(b)                                 The Manager shall cause an audit of the financial statements of the Trust for each Fiscal Year to be made by the Auditors. The financial statements of the Trust so audited shall include such statements as are required by Applicable Laws. A copy of such statements, together with the Auditors’ report thereon, shall be filed with the appropriate Securities Authorities pursuant to Applicable Laws unless and to the extent an exemption from such filing is available under Applicable Laws.

(c)                                  The Manager shall approve and forward to Unitholders such audited annual financial statements and unaudited interim financial statements as it is required under Applicable Laws to deliver, within the time limits specified under such laws. The Trustee shall not be required to prepare or approve any audited financial statements of the Trust.

(d)                                 In the absence of the filing in writing with the Manager or the Trustee of any objection to the statements or reports supplied in accordance with this Section 18.2 within 90 days of their mailing, Unitholders shall be deemed to have approved such statements or reports and the Trustee and the Manager shall be released, relieved and discharged with respect to all matters and things set forth in the statements and reports (except for such matters or things with reference to which any objection in writing has been filed with the Manager and except for any loss or other diminution of the assets of the Trust resulting from the negligence, wilful misconduct or lack of good faith of the Manager in preparing such statements or reports) as if they had been settled by the decree of a court of competent jurisdiction.

(e)                                  The Manager shall prepare, file and deliver to Unitholders (if required) all management reports of fund performance and other continuous disclosure documents required by applicable Securities Legislation.

(f)                                   The Manager will make available to Unitholders as soon as practicable on its website an unaudited schedule of Class Net Asset Value per Unit for each class and series of a class of Units as at the Valuation Time on each Valuation Date.

(g)                                  No Unitholder shall be entitled to any other accounting with respect to the Trust or the Unitholder’s holding of Units in the Trust, except as may be required by Applicable Laws.

18.3                        Material to be Furnished to the Trustee

The Manager will cause to be furnished to the Trustee from time to time, in addition to any other documents required to be furnished hereunder:

(a)                                 a copy of each of the Disclosure Documents for investment in Units (other than Disclosure Documents filed in connection with the Arrangement);

(b)                                 a copy of each continuous disclosure document relating to the Trust filed with, furnished or otherwise provided to, any Securities Authority under applicable Securities Legislation;

(c)                                  on or before 90 days following December 31 of each year, a copy of the audited annual financial statements of the Trust, together with the report of the Auditors thereon;

(d)                                 on or before 90 days following December 31 of each year, an Annual Certificate of Compliance, substantially in the form set out in Schedule “A” attached hereto, with respect to the Trust;

(e)                                  on or before 90 days following June 30 in each year, an Interim Certificate of Compliance, substantially in the form set out in Schedule “B” attached hereto, with respect to the Trust; and

(f)                                   a Certificate of Authorized Signing Authorities, substantially in the form set out in Schedule “C” attached hereto, specifying the names and titles of those Persons authorized to give approvals, consents or directions on behalf of the Manager including specimen signatures of each such Person.

18.4                        Documents Requiring Trustee’s Consent

The Manager will provide to the Trustee for its prior written consent draft copies of all agreements, literature, certificates, Disclosure Documents (other than Disclosure Documents filed in connection with the Arrangement), continuous disclosure documents to be filed with Securities Authorities, advertisements, printed matter and other material which contain any reference to the Trustee or which relate to the functions being performed hereunder or which may affect the Trustee, except material which is circulated among or sent to employees, Unitholders and correspondence in the ordinary course of business and which merely reflects in accurate terms, information contained in the then current Disclosure Documents.

18.5                        Execution of Documents

The Trustee shall have the authority to sign on behalf of the Trust all documents and any documents so signed shall be binding upon the Trust without any further authorization or formality. The Trustee shall have power from time to time to appoint any Person or Persons on behalf of the Trust either to sign documents generally or to sign specific documents.

18.6                        Execution of Documents by the Manager

Any approval, consent, direction, order (including, but not limited to, the signing of any Disclosure Documents or Unit Certificate) or request required or permitted by this Trust Agreement to be given or made by the Manager shall (except where otherwise expressly provided herein) be sufficiently given or made if expressed in writing signed in the name of the Manager by its duly authorized representative(s) designated from time to time in writing. If at any time, the Manager shall fail to give or make any such approval, consent, direction, order or request as required by this Trust Agreement and no express provision is made for the action to be taken by the Trustee, the Trustee may act herein without any such approval, consent, direction, order or request, in its sole discretion.

18.7                        Material to be Furnished to Unitholders

Subject to Article 21, the Manager will cause to be furnished to the Unitholders and the Trustee any notice of:

(a)                                 any change to the Investment Policy of the Trust;

(b)                                 the Manager’s desire to change the Fiscal Year of the Trust;

(c)                                  any change in the location of the principal office of the Trust;

(d)                                 any change to the Person designated by the Manager as the Registrar and Transfer Agent or Valuation Agent of the Trust;

(e)                                  any proposed change to the method of calculation of the Management Fee payable by the Trust;

(f)                                   any meeting of the Unitholders of the Trust;

(g)                                  the intention by the Manager to terminate and dissolve or reorganize the Trust; and

(h)                                 any material amendment to this Trust Agreement, together with a written explanation for the reasons for such amendment.

ARTICLE 19
 NOTICE

19.1                        Notice to Unitholders

Any notice to be given or any document or instrument in writing to be sent to a Unitholder may be effectively given or sent by mailing it to the Unitholder by pre-paid ordinary mail addressed to the address of the Unitholder appearing on the Register referred to in Section 17.2 and shall be conclusively deemed to have been received by the Unitholder on the fifth Business Day after it was so mailed; provided that accidental failure to give notice to any Unitholder shall not affect any action taken pursuant to such notice.

19.2                        Methods of Communication

Any notice to be given or any document or instrument in writing to the Trustee or the Manager (including for greater certainty, all directions and instructions) must be given through one of the following methods of communication:

(a)                                 personal or courier delivery;

(b)                                 facsimile (in accordance with the Manager’s guidelines);

(c)                                  S.W.I.F.T.;

(d)                                 one of the Trustee’s secured client access channels;

(e)                                  directly between electromechanical or electronic terminals (other than the internet or unsecured lines of communication);

(f)                                   telephone (subject to Sections 19.4, 19.5 and 19.7); or

(g)                                  internet (subject to Sections 19.6 and 19.7).

Communications should be addressed, as applicable, as follows:

in the case of the Trustee:

RBC Investor Services Trust

155 Wellington Street West, 2nd Floor

RBC Centre

Toronto, Ontario

M5V 3L3

Attention:              Director or Senior Manager, Client Management — Funds

Telephone:            (416) 974-5273

Facsimile:              (416) 955-1240

in the case of the Manager:

Sprott Asset Management LP

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2700, P.O. Box 27

Toronto, Ontario

M5J 2J1

Attention:              Chief Compliance Officer

Telephone:            (416) 943-4065

Facsimile:              (416) 943-6497

or at such other address and number as the party to whom such communication is to be given shall have last notified the party giving the same in the manner provided in this section.

19.3                        Deemed Delivery

Pursuant to Section 19.2:

(a)                                 any communication delivered personally shall be deemed to have been given and received on the day it is so delivered (or if that day is not a Business Day, on the next succeeding Business Day); and

(b)                                 any communication given by facsimile, S.W.I.F.T., secured client access channels, directly between electromechanical or electronic terminals (other than the internet or unsecured lines of communication) or the internet (subject to Sections 19.6 and 19.7) shall be deemed to have been given and received on the Business Day it is transmitted provided that it was received before 3:00 p.m. (Toronto time) and, if received after 3:00 p.m. (Toronto time), it shall be deemed to have been given and received on the Business Day following the day of transmission provided in each case that confirmation of transmission is available from the party giving the communication.

19.4                        Telephone Directions

With respect to telephone directions, the Manager shall endeavor to forward directions (other than by telephone) confirming such telephone directions on the same day that such verbal directions are given to the Trustee. The fact that such confirming directions are not received or that contrary directions are received by the Trustee shall in no way affect the validity of transactions effected by the Trustee on the basis of the telephone directions.

19.5                        Telephone Communications

The Manager agrees that some or all telephone conversations between the parties, including directions or communication given by telephone, may be recorded by the Trustee and that, in the event of any disagreement as to the content of any directions or communication given by telephone, such recording shall be conclusive and determinative of the contents of the directions or communication.

19.6                        Internet

The Manager agrees and confirms, in connection with the services provided by the Trustee to the Trust, that the Trustee may forward reports and information to the Manager and/or to the Manager’s authorized agents, and may receive and act upon communications and instructions (including, without limitation, directions) received from the Manager and/or the Manager’s authorized agents through the use of such form of electronic means of communications (including the internet which is not a secure means of communication) as may be agreed to from time to time in writing. Without limiting the terms of this Trust Agreement, the Manager agrees and acknowledges that the Trustee shall bear no responsibility or liability whatsoever for any errors and omissions, or direct, indirect or consequential losses or damages that are attributable to the use of the internet for the purposes set out herein and resulting or arising from viruses or worms, or the interception, tampering or breach of confidentiality of data or information transmitted which is not encrypted and authenticated in accordance with the Trustee’s encryption standards.

19.7                        Verification

(a)                                 All directions and instructions shall be given in one of the methods authorized by Section 19.2 and shall be given by authorized officer(s) of the Manager and of any other Person(s) or representative(s) including any Investment Manager appointed by the Manager and authorized to act on behalf of the Manager.

(b)                                 Without limiting the provisions of this Trust Agreement and subject to Subsection 11.2(a) and Section 19.6 hereof, the Manager also agrees that the Trustee may rely and act upon any instructions or directions received from authorized officer(s) of the Manager and of any other Person(s) or representative(s) including any Investment Manager appointed by the Manager and authorized to act on behalf of the Manager without the Trustee having to take any further actions of any kind to verify or otherwise ascertain the validity of such instructions or directions except to verify such personnel is duly authorized by the Manager in accordance with the Certificate of Authorized Signing Authorities then on file with the Trustee, and any such instructions or directions shall be binding on the Manager on whose behalf the instructions or directions shall have been given. The Trustee shall be entitled to rely solely on such certificate then on file without further inquiry for verification purposes.

ARTICLE 20
 ARRANGEMENT WITH CFCL

20.1                        Arrangement with CFCL

Without limitation to any of the rights and powers of the Manager pursuant to Article 8, the Manager shall have the power to take such acts as are determined by the Manager to be necessary or appropriate to give effect to the Arrangement and to execute such instruments as may be necessary and desirable to do so.

ARTICLE 21
 AMENDMENTS

21.1                        Non-Material Amendments

(a)                                 Any provision of this Trust Agreement may be amended, deleted, expanded or varied by the Manager, with the approval of the Trustee, upon notice to Unitholders in accordance with Section 21.4, if the amendment, in the opinion of Counsel for either the Trustee or the Manager, does not constitute a material change and does not relate to any of the matters specified in Section 21.2, but no amendment under this Section 21.1 shall be made which adversely affects the pecuniary value of the interest of any Unitholder or restricts any protection provided to the Trustee or increases the responsibilities of the Trustee hereunder.

(b)                                 This Trust Agreement may also be amended by the Manager without the approval of, or notice to, Unitholders for the following purposes:

(i)                                     to remove any conflicts or other inconsistencies which may exist between any terms of this Trust Agreement and any provisions of any Applicable Law affecting the Trust;

(ii)                                  to make any change or correction in this Trust Agreement which is of a typographical nature or is required to cure or correct any ambiguity or defective or inconsistent provision, clerical omission, mistake or manifest error contained therein;

(iii)                               to bring this Trust Agreement into conformity with Applicable Laws, rules and policies of Securities Authorities, stock exchanges on which the Units are listed or with current practice within the securities industry, provided that any such amendment does not adversely affect the rights, privileges or interests of any Unitholder;

(iv)                              to maintain, or permit the Manager to take such steps as may be desirable or necessary to maintain, the status of the Trust as a “mutual fund trust” for the purposes of the Tax Act; or

(v)                                 to provide added protection or benefit to Unitholders.

21.2                        Unitholder Approval

(a)                                 Subject to Subsections 21.2(b), (c) and (d) hereof, certain matters relating to the Trust require approval by the Unitholders. Such approval must be given at a meeting duly called for that purpose or by written resolution pursuant to Article 16. Any provision of this Trust Agreement may be amended, deleted, expanded or varied with the approval of the Unitholders for the following purposes by resolution passed by an Ordinary Resolution, other than Clauses 21.2(a)(i) and (ii) which require approval of Unitholders by an Extraordinary Resolution:

(i)                                     a change in the fundamental investment objective of the Trust;

(ii)                                  a change in the investment and operating restrictions of the Trust, unless such change or changes are necessary to ensure compliance with Applicable Laws or other requirements imposed from time to time by Securities Authorities or stock exchanges on which the Units are listed;

(iii)                               any change in the basis of calculating a fee or expense that is charged to the Trust or directly to its Unitholders by the Trust or the Manager in connection with the holding of Units which could result in an increase in charges to the Trust or to its Unitholders;

(iv)                              the introduction of a fee or expense to be charged to the Trust or directly to its Unitholders by the Trust or the Manager in connection with the holding of Units which could result in an increase in charges to the Trust or to its Unitholders;

(v)                                 a reduction in the frequency of calculating the Net Asset Value of the Trust, the Net Asset Value per Unit, the Class Net Asset Value or the Class Net Asset Value per Unit;

(vi)                              a change in the Manager, unless the successor manager is an Affiliate of the current Manager or the successor manager occurs primarily as a result of a Manager Reorganization;

(vii)                           the Trust undertakes a reorganization with, or transfers its assets to, another investment fund, if

(A)                               the Trust ceases to continue after the reorganization or transfer of assets, and

(B)                               the transaction results in the Unitholders becoming unitholders in the other investment fund;

(viii)                        the Trust undertakes a reorganization with, or acquires assets from, another investment fund, if

(A)                               the Trust continues after the reorganization or acquisition of assets,

(B)                               the transaction results in the unitholders of the other investment fund becoming Unitholders in the Trust, and

(C)                               the transaction would be a material change to the Trust; or

(ix)                              to create one or more new classes or series of Units and make consequential amendments to the Trust Agreement related thereto.

(b)                                 Despite Subsection 21.2(a), the approval of Unitholders is not required to be obtained for a change referred to in Clause 21.2(a)(iii) if

(i)                                     the Trust is at arm’s length to the Person charging the fee or expense to the Trust which is changed,

(ii)                                  the Disclosure Documents disclose that, although the approval of Unitholders will not be obtained before making the change, Unitholders will be sent a written notice at least 60 days before the effective date of the change that is to be made which could result in an increase in charges to the Trust, and

(iii)                               the notice referred to in Clause 21.2(b)(ii) is sent 60 days before the effective date of the change.

(c)                                  Despite subsection 21.2(a), the approval of Unitholders is not required to be obtained for a change referred to in clause 21.2(a)(vii) if

(i)                                     the Independent Review Committee has approved the change in accordance with NI 81-107,

(ii)                                  the Trust is being reorganized with, or its assets are being transferred to, another investment fund to which NI 81-102 and NI 81-107 apply and that is managed by the Manager or its Affiliate,

(iii)                               the reorganization or transfer of assets of the Trust complies with the criteria set forth in NI 81-102,

(iv)                              the Disclosure Documents disclose that, although the approval of Unitholders will not be obtained before making the change, Unitholders will be sent a written notice at least 60 days before the effective date of the change, and

(v)                                 the notice to Unitholders referred to in Clause 21.2(c)(iv) is sent 60 days before the effective date of the change.

(d)                                 Any reorganization or transfer of assets pursuant to Clauses 21.2(a)(vii) or (viii) above, including a transaction approved by the Independent Review Committee pursuant to Clause 21.2(c)(i), must satisfy the following criteria:

(i)                                     the reorganization of the Trust with another investment fund or the transfer of assets must be accomplished on a tax-deferred rollover basis for Unitholders and for unitholders of the other investment fund and must be a tax-deferred transaction for U.S. federal income tax purposes for U.S. Unitholders and for unitholders of the other investment fund;

(ii)                                  the investment fund with which the Trust is reorganized or which receives the Trust’s assets: (A) is classified as a corporation for U.S. federal income tax purposes, (B) does not take any action inconsistent with its classification as a corporation for U.S. federal income tax purposes, and (C) does not elect to be treated as an entity other than a corporation for such purposes; and

(iii)                               the investment fund surviving the reorganization or the transfer of assets: (A) within 45 days from the end of each taxable year of the investment fund, determines, or causes to be determined, whether the investment fund was a PFIC in such taxable year, (B) provides or causes to be provided to unitholders of the investment fund all information necessary to enable unitholders or beneficial owners of units of the investment fund, as applicable, to elect to treat the investment fund as a QEF for U.S. federal income tax purposes and to comply with any reporting or other requirements incident to such election, and (C) within 45 days from the end of each taxable year of the investment fund in which the investment fund is a PFIC, provides, or causes to be provided, to unitholders or beneficial owners of units of the investment fund, as applicable, a completed “PFIC Annual Information Statement” as required by U.S. Treasury Regulations Section 1.1295-1(g) and otherwise complies with the applicable requirements of the U.S. Treasury Regulations.

(e)                                  In addition, any material amendment, modification or variation in the provisions of, or rights attaching to, a particular class or series of a class of Units must be approved by an Extraordinary Resolution of the Unitholders of that class or series of a class of Units, as the case may be.

21.3                        Change of Auditors

The Auditors appointed by the Manager pursuant to Section 17.3 may not be changed unless:

(a)                                 the Independent Review Committee has approved the change of Auditors in accordance with NI 81-107;

(b)                                 the Disclosure Documents disclose that, although the approval of Unitholders will not be obtained before making the change, Unitholders will be sent a written notice at least 60 days before the effective date of the change; and

(c)                                  the notice to Unitholders referred to in Subsection 21.3(b) is sent 60 days before the effective date of the change.

21.4                        Notice to Unitholders

Notice of any amendment under Section 21.1 shall be given in writing to Unitholders and any such amendment shall take effect on a date to be specified therein, which date shall be not less than 60 days after notice of the amendment is given to Unitholders, except that the Manager and the Trustee may agree that any amendment pursuant to Section 21.1 shall become effective at an earlier date if, in the opinion of the Manager and the Trustee, an earlier date is desirable, provided such amendment does not adversely affect the rights, privileges or interests of any Unitholder.

21.5                        Approval of Trustee

In addition, the approval of the Trustee is also required for any amendment to this Trust Agreement if the amendment restricts any protection provided to the Trustee or impacts the responsibilities of the Trustee hereunder.

ARTICLE 22
 TERMINATION OF THE TRUST

22.1                        Termination of the Trust

The Trust will be terminated and dissolved in the event of any of the following:

(a)                                 there are no outstanding Units;

(b)                                 the Trustee resigns or is removed and no successor trustee is appointed by the Manager within the time limit prescribed in Section 13.4 hereof;

(c)                                  the Manager resigns and no successor manager is appointed by the Manager and approved by Unitholders within the time limit prescribed in Section 14.1 hereof; or

(d)                                 a Termination Event occurs.

22.2                        Notice of Termination

The Manager may at any time terminate and dissolve the Trust if, in the opinion of the Manager, after consulting with the Independent Review Committee, the Net Asset Value of the Trust has been reduced such that it is no longer economically feasible to continue the Trust and it would be in the best interests of the Unitholders to terminate the Trust, by giving to the Trustee and each then Unitholder written notice of its intention to terminate at least 90 days before the effective date on which the Trust is to be terminated. To the extent such termination of the Trust in the discretion of the Manager may involve a matter that would be a “conflict of interest” matter as set forth under NI 81-107, the matter will be referred by the Manager to the Independent Review Committee for its recommendation.

22.3                        Effect of Termination

(a)                                 In the event of the winding-up of the Trust, the rights of Unitholders to require redemption of any or all of their Units shall be suspended, and the Manager or, in the event of Subsection 22.1(d), such other Person appointed by the Trustee, the Unitholders or a court of competent jurisdiction, as the case may be, shall make appropriate arrangements for converting the investments of the Trust into cash, and the Trustee shall proceed to wind-up the affairs of the Trust in such manner as seems to it to be appropriate. The assets of the Trust remaining after paying or providing for all obligations and liabilities of the Trust shall be distributed among the Unitholders named in the Register as at 4:00 p.m. (Toronto time) on the effective date on which the Trust is to be terminated in accordance with Article 22 hereof. Distributions of Net Income and Net Realized Capital Gains shall, to the extent not inconsistent with the orderly realization of the assets of the Trust, continue to be made in accordance with this Trust Agreement until the Trust has been wound up.

(b)                                 Notwithstanding the foregoing, if a notice of termination has been given by the Manager and if authorized by the vote of Unitholders holding Units representing in aggregate not less than 50% of the Net Asset Value of the Units as determined in accordance with this Trust Agreement, the assets of the Trust may be, in the event of the winding-up the Trust, distributed to the Unitholders on the termination of the Trust in specie in whole or in part, and the Trustee shall have complete discretion to determine the assets to be distributed to any Unitholder and their values for distribution purposes.

(c)                                  If after a period of six months from the effective date on which the Trust was terminated, the Registrar and Transfer Agent is unable to locate the owner of any Units as shown on the Register, such amount as would be distributed to such Unitholder shall be deposited by the Registrar and Transfer Agent in an account in a chartered bank or trust company (including the Trustee) in Canada in the name and to the order of such Unitholder upon presentation by such Unitholder of sufficient information determined by the chartered bank or trust company to be appropriate to verify such Unitholder’s entitlement to such amount. Upon such deposit being made, the Units represented thereby shall be cancelled and the Registrar and Transfer Agent, the Manager and the Trustee shall thereupon be released from any and all further liability with respect to such moneys. Thereafter the Unitholder shall have no rights as against the Registrar and Transfer Agent, the Manager or the Trustee to such moneys or an accounting therefor.

22.4                        Termination of Trust Agreement

Upon termination and dissolution of the Trust pursuant to this Article 22, this Trust Agreement shall terminate and all of the assets of the Trust shall be distributed in accordance with Section 22.3 above.

ARTICLE 23
INVESTMENT POLICY

23.1                        Investment Objective

The Trust was created to participate in the Arrangement and to subsequently invest and hold substantially all of its assets in physical gold bullion and physical silver bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion and physical silver bullion without the inconvenience that is typical of a direct investment in physical gold bullion and physical silver bullion. The Trust does not anticipate making regular cash distributions to Unitholders.

23.2                        Investment Strategy

The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and physical silver bullion and will not speculate with regard to short-term changes in gold and silver prices.

23.3                        Investment and Operating Restrictions

The investment activities of the Trust are intended to be conducted in accordance with, among other things, the following investment and operating restrictions and they provide that the Trust:

(a)                                 will invest in and hold a minimum of 90% of the total net assets of the Trust in physical gold and silver bullion in London Good Delivery bar form and hold no more than 10% of the total net assets of the Trust, at the discretion of the Manager, in physical gold and silver bullion (in London Good Delivery Bar form or otherwise), gold or silver coins, debt obligations of or guaranteed by the Government of Canada or a province of Canada or by the Government of the United States of America or a state thereof, short-term commercial paper obligations of a corporation or other person whose short-term commercial paper is rated R-1 (or its equivalent, or higher) by Dominion Bond Rating Service Limited or its successors or assigns or F1 (or its equivalent, or higher) by Fitch Ratings or its successors or assigns or A-1 (or its equivalent, or higher) by Standard & Poor’s or its successors or assigns or P-1 (or its equivalent, or higher) by Moody’s Investor Service or its successors or assigns, interest-bearing accounts and short-term certificates of deposit issued or guaranteed by a Canadian chartered bank or trust company, money market mutual funds, short-term government debt or short-term investment grade corporate debt, cash or other short-term debt obligations approved by the Manager from time to time (for the purpose of this paragraph, the term “short-term” means having a date of maturity or call for payment not more than 182 days from the date on which the investment is made), except during the 60-day period following the closing of additional offerings or prior to the distribution of the assets of the Trust;

(b)                                 will not invest in gold or silver certificates or other financial instruments that represent gold or silver or that may be exchanged for gold or silver;

(c)                                  will store all physical gold and silver bullion owned by the Trust at the Bullion Custodian or in the treasury vaults of a Schedule I Canadian chartered bank or an Affiliate or division thereof in Canada on a fully allocated basis, provided that the physical gold and silver bullion held in London Good Delivery bar form may be stored with a custodian only if the physical gold and silver bullion will remain London Good Delivery while with that custodian;

(d)                                 will not hold any property described in paragraphs (a) and (c) through (k) (inclusive) of the definition of “taxable Canadian Property” in subsection 248(1) of the Tax Act;

(e)                                  will not purchase, sell or hold derivatives;

(f)                                   will not issue Units following the Effective Date except (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated Net Asset Value per Unit prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution;

(g)                                  will ensure that no part of the stored physical gold and silver bullion may be delivered out of safekeeping by the Bullion Custodian or, if the physical gold and silver bullion is held by another custodian, that custodian, without receipt of an instruction from the Manager in the form specified by the Bullion Custodian or such other custodian indicating the purpose of the delivery and giving direction with respect to the specific amount;

(h)                                 will ensure that no director or officer of the Manager or the Manager’s general partner, or representative of the Trust or the Manager will be authorized to enter into the physical gold and silver bullion storage vaults without being accompanied by at least one representative of the Bullion Custodian or, if the physical gold and silver bullion is held by another custodian, that custodian, as the case may be;

(i)                                     will ensure that the physical gold and silver bullion remains unencumbered;

(j)                                    will inspect or cause to be inspected the stored physical gold and silver bullion periodically on a spot inspection basis and, together with a representative of the Auditors, physically audit each bar annually to confirm the bar number;

(k)                                 will not guarantee the securities or obligations of any Person other than the Manager, and then only in respect of the activities of the Trust;

(l)                                     in connection with requirements of the Tax Act, will not make or hold any investment that would result in the Trust failing to qualify as a “mutual fund trust” within the meaning of the Tax Act;

(m)                             in connection with requirements of the Tax Act, will not invest in any security that would be a tax shelter investment within the meaning of section 143.2 of the Tax Act;

(n)                                 in connection with requirements of the Tax Act, will not invest in the securities of any non-resident corporation, trust or other non-resident entity (or of any partnership that holds such securities) if the Trust (or the partnership) would be required to include any significant amount in income under sections 94, 94.1 or 94.2 of the Tax Act;

(o)                                 in connection with requirements of the Tax Act, will not invest in any security of an issuer that would be a foreign affiliate of the Trust for purposes of the Tax Act; and

(p)                                 in connection with requirements of the Tax Act, will not carry on any business and make or hold any investments that would result in the Trust itself being subject to the tax for SIFT trusts as provided for in section 122 of the Tax Act.

23.4                        Investment and Reinvestment by the Trust

The Trust and the Manager shall not, in carrying out investment activities, be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees, and shall be entitled to vary the investments of the Trust, but shall be limited by any Investment Policy contained herein and the Applicable Laws to which the Trust is subject.

ARTICLE 24
GENERAL

24.1                        Compliance with Law and Policy

It shall be the responsibility of the Manager to ensure that this Trust Agreement, the Disclosure Documents and all regulatory filings of the Trust and any distribution of Units comply with all Applicable Laws. To this end, the Manager, on behalf of a Trust, shall take such action and execute such deeds and documents as may be necessary or desirable to be filed with appropriate Securities Authorities on behalf of the Trust.

24.2                        Governing Law

This Trust Agreement and the trust hereby created shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario. The responsibilities of the Trustee shall be principally performed from its office at Toronto, Ontario unless otherwise agreed by the Manager and the Trustee.

24.3                        Computation of Time

In computing the date when notice must be given under any provision of this Trust Agreement requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

24.4                        Omissions and Errors

The accidental omission to give any notice to any Unitholder, the Trustee, the Manager or the Auditors or the non-receipt of any notice by any such Person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

24.5                        Time

Time shall be of the essence of this Trust Agreement.

24.6                        Counterparts and Facsimile

This Trust Agreement may be executed by any party to this Trust Agreement by such party signing a counterpart of this Trust Agreement, and such counterparts together shall constitute a single instrument. This Trust Agreement may be executed for acceptance by facsimile transmission, and the parties agree to exchange original executed copies within five Business Days following such acceptance.

24.7                        Complete Agreement

This Trust Agreement and all schedules attached hereto supersede and replace all prior negotiations and agreements made between the parties to this Trust Agreement, whether oral or written and contain the entire understanding between the parties with respect to the subject matter of this Trust Agreement. The parties agree to the correction of any clerical error in this Trust Agreement as clarified by the drafting solicitor acting reasonably.

24.8                        Severability

If any provision of this Trust Agreement is or becomes illegal, invalid or unenforceable, in whole or in part, in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect (i) the legality, validity or enforceability of the remaining provisions of this Trust Agreement or (ii) the legality, validity or enforceability of that provision in any other jurisdiction.

24.9                        Inspection of Documents

This Trust Agreement shall be open to inspection by Unitholders and any agent, consultant or creditor of the Trust on a need to know basis as determined by the Manager, acting reasonably, and, upon written request from any Unitholder, the Manager shall as quickly as reasonably possible furnish such Unitholder with a copy hereof.

24.10                 Confidentiality, Data Processing and Sharing Of Information

a)                                     Defined Terms

For the purposes of this Section 24.10 the following defined terms shall have the meanings ascribed to them below:

(i)                                     “Client Information” means any and all information and documentation relating to the Manager and the Trust provided to the Trustee by the Manager or any other person on the Manager’s behalf during the course of the relationship with the Trustee, whether provided in person, by mail, email, fax, telephone or any other means. Client Information processed by the Trustee may include, but is not limited to, identification data, contractual and other documentation, and transactional information.  It may also include Personal Data, including but not limited to Personal Data relating to the Manager’s employees, directors, officers, legal representatives, beneficial owners, trustees, settlors, signatories, shareholders or otherwise. For the avoidance of doubt, in respect of an investment fund, Client Information shall not include information about investors (i.e. unitholders/shareholders) in such investment fund.

(ii)                                  “Confidential Information” means any information relating to a party or to the affairs, business and strategies, including the investments, of such party, and may include, without limitation, Personal Data, data identifying the relevant party, contractual and other documentation, transactional information, and shall include Client Information. Confidential Information shall not include any information to the extent that it is:

(a)                                 already in the possession or otherwise known by the recipient or its affiliates (in the case of the Trustee as recipient, RBC Group) before the date of this Trust Agreement and was at the time not confidential information;

(b)                                 lawfully obtained by the recipient on a non-confidential basis;

(c)                                  in the public domain or becomes public information, otherwise than by way of a breach of this Trust Agreement;

(d)                                 lawfully disclosed to a party by a third party without restriction on disclosure;

(e)                                  disclosed by a party to a third party with the written consent of the other party;

(f)                                   independently developed by the receiving party without the use of any Confidential Information.

(iii)                               “Permitted Disclosees” means each party’s affiliates, direct and indirect subsidiaries and parent companies and each of their respective affiliates, directors, officers or employees and, in the case of the Trustee, shall include without limitation RBC Group and any Agents appointed by the Trustee to perform the services under this Trust Agreement.

(iv)                              “Personal Data” means any information relating to an identified or identifiable individual, and any and all documents relating to or identifying that individual provided to the Trustee by the Manager or any other person on its behalf during the course of the relationship with the Trustee. Such data may include but is not limited to, details about the Manager’s employees, directors, officers, legal representatives, beneficial owners, trustees, settlors and signatories. The Manager will inform and obtain consent from any relevant individual so that data relating to them may be processed as described in this Section 24.10.

(v)                                 “RBC Group” means Royal Bank of Canada, a Canadian chartered bank, and all direct and indirect subsidiaries of Royal Bank of Canada and all of their affiliates, directors and employees.

A reference to subsidiary means, from time to time, any corporation which is under the control of Royal Bank of Canada either directly or indirectly, or Royal Bank of Canada directly or indirectly controls at least 50% of the voting rights of such corporation.

b)                                     Confidentiality

Subject to Sections 7.4(b), 24.10(c), 24.10 (d), 24.10 (e) and 24.10 (f), each party will keep the other party’s Confidential Information confidential and shall not disclose such Confidential Information to any person not authorized to receive the same and each party will use its reasonable endeavours to prevent any such disclosure.

c)                                      Disclosure of Confidential Information

Each party may disclose Confidential Information to its Permitted Disclosees and as may be required by law or regulation, by order of any court of competent jurisdiction, or by order of any competent regulatory authority.

d)                                     Permitted Disclosure by Trustee

Without limiting the generality of the foregoing, the Trustee shall be permitted to disclose any Client Information:

(i)                                     to the entities of RBC Group located in various jurisdictions, including but not limited to Australia, Belgium, Canada, France, Hong Kong, Ireland, Italy, Malaysia, Singapore, Spain, Switzerland and the United Kingdom for the following purposes:

(a)                                 to ensure and facilitate compliance with applicable laws and/or regulations,

(b)                                 to determine eligibility for products and services;

(c)                                  to enable the Trustee to provide existing, new or enhanced services in connection with or arising out of, the Manager’s agreement(s) with the Trustee, or the Manager’s Direction;

(d)                                 to assess financial and credit risk, and generally in connection with the prudent risk management of the RBC Group;

(e)                                  to administer and process the Manager’s account(s);

(f)                                   to manage information technology and associated databases, processes, and similar technological requirements, in an efficient manner in order to minimize service interruptions and deliver quality client service;

(g)                                  to receive services from other entities of the RBC Group in connection with any of the above purposes;

(h)                                 to protect and enforce any property or other rights of the RBC Group; and

(i)                                     to manage disputes, litigation or investigations;

(ii)                                  to companies, entities or persons that provide any services to the Trustee (e.g. sub-custodians, delegates) to enable the Trustee to provide services to the Manager;

(iii)                               to any governmental or regulatory authorities, stock exchanges and clearing houses; or

(iv)                              as otherwise required in accordance with Applicable Laws.

e)                                      Additional Disclosure by Trustee

The Manager further consents to the following:

(i)                                     the Trustee may disclose the Manager’s details and information about its securities holdings upon the request of the issuer of the relevant securities; and,

(ii)                                  the Trustee may process Client Information as aforesaid and the Manager specifically authorises and empowers the Trustee to do so.

f)                                       Information Held Outside Canada

When Permitted Disclosees are located outside Canada, Client Information that is stored in Canada may be transferred to jurisdictions outside Canada, and may be stored and processed in such jurisdictions, including countries which may not provide the same level of Personal Data protection as is available in Canada, and the measures that the Trustee may use to protect such Client Information in addition to being subject to the laws of Canada, are also subject to legal requirements of the jurisdiction where such Client Information may be transferred, stored and processed. As a result, Client Information may be disclosed to the lawful authorities in such other jurisdictions in order to comply with lawful requests from local or foreign regulators, government agencies, public bodies or other entities who have the lawful authority to issue such requests. The Trustee shall not be liable for any consequences resulting from the disclosure of the Client Information to such authorities. No provision of this Section 22.10 shall prevent any competent authority from having access to and obtaining, upon request, any document or information relating to the Parties or the services performed under this Trust Agreement.

g)                                     Consent

The Manager agrees that the disclosure of Client Information is made in its interest and that such disclosure permits the Trustee to provide it with effective and efficient services. The consent given in sub-sections 24.10(c), 24.10(d), 24.10(e) and 24.10(f) shall remain valid during the life of the contractual relationship between the Parties. The Manager hereby waives any pre-existing confidentiality obligations that the Trustee may have towards it in that regard. The consent given under this Section 24.10 supplements any consent the Manager has previously granted to the Trustee.

h)                                     Data Protection

The Trustee shall implement appropriate technological and organizational security measures to protect data against accidental or unlawful destruction or loss, alteration, unauthorized disclosure or access.

i)                                        Manager Refusal

The Manager will be able, at any time, to refuse the collecting, processing and sharing of Client Information as otherwise provided in this Section 22.4. Such refusal will affect the existence or continuation of the provision of services under this Trust Agreement and the Trustee shall not be liable for any loss or damage resulting, directly or indirectly, from such refusal by the Manager.

j)                                        Access to Client Information

The Manager has the right to request access to (and correction of, if necessary) any Client Information relating to it upon reasonable notice to the Trustee and may do so by contacting the Trustee at the contact details set out in the notice section of this Trust Agreement.

IN WITNESS WHEREOF the parties have caused this Trust Agreement to be executed by their respective duly authorized officers effective as of the day and year first above written.

(signed) “Witness”	(signed) “Ahsan Ahmed”
Witness to the signature of:	Ahsan Ahmed, Settlor

SPROTT ASSET MANAGEMENT LP, by its general partner, SPROTT ASSET MANAGEMENT GP INC., in its capacity as the Manager of the Trust

By:	(signed) “John Ciampaglia”
John Ciampaglia
Chief Executive Officer

By:	(signed) “Kevin Hibbert”
Kevin Hibbert
Chief Financial Officer

We have the authority to bind the Manager.

RBC INVESTOR SERVICES TRUST, in its capacity as the Trustee of the Trust

By:	(signed) “Jasper Clarke”
Jasper Clarke
Manager

By:	(signed) “David Nunes”
David Nunes Senior
Manager

We have the authority to bind the Trustee.

SCHEDULE “A”

ANNUAL CERTIFICATE OF COMPLIANCE

TO:                           RBC INVESTOR SERVICES TRUST (the “Trustee”), in its capacity as the trustee of Sprott Physical Gold and Silver Trust

In accordance with the terms of a trust agreement dated as of October 26, 2017, as the same may be further amended, restated, supplemented or replaced from time to time (the “Trust Agreement”), relating to Sprott Physical Gold and Silver Trust (the “Trust”), Sprott Asset Management LP (the “Manager”) was appointed the manager of the Trust. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Trust Agreement.

With respect to the Manager and the Bullion Custodian, as applicable, the Manager hereby certifies and confirms that with respect to the 12 month period ending December 31, 20   , to the best of its knowledge and belief:

(a)                                 All investments of the Trust are in compliance with the Investment Policy and other investment-related information disclosed in the Trust Agreement and the Disclosure Documents, and are in compliance with any other regulatory restriction or policy applicable to investments by the Trust.

(b)                                 The Manager has complied with its obligations specifically relating to the Bullion as set out in the Trust Agreement including, for greater certainty, the Investment Policy.

(c)                                  The Bullion Custodian has been appointed pursuant to the terms of a Storage Agreement or custodial agreement that complies with all requirements in Part 6 of NI 81-102.

(d)                                 In accordance with the Disclosure Documents and the Trust Agreement, the authenticity of all Bullion held for the Trust by the Bullion Custodian is still verified as containing between 350 to 430 troy ounces per London Good Delivery bar of gold and between 750 to 1,000 troy ounces per London Good Delivery bar of silver and all such bars retain their London Good Delivery status with no less than the required minimum fineness related thereto as determined by the London Bullion Market Association from time to time.

(e)                                  The Bullion Custodian maintains adequate insurance coverage appropriate for, and consistent with, other custodians of Bullion in the relevant markets where the Bullion is held and the Bullion Custodian will not cancel such insurance except upon 30 days prior notice to the Manager. The material details of such insurance have been disclosed in the Disclosure Documents.

(f)                                   All of the Bullion owned by the Trust is stored and held by the Bullion Custodian on an unencumbered and fully allocated basis in appropriate vault facilities verified by the Manager to be appropriate to hold and store the Bullion in the relevant markets where the Bullion is held, and there are no current storage constraints at the facilities of the Bullion Custodian.

(g)                                  The Bullion Custodian maintains proper records, procedures and internal controls and safeguards relating to the holding and storage, recording, access to, and release of, the Bullion.

(h)                                 The Auditors will be present during, and will verify a physical count of all of the Bullion owned by the Trust at least once every calendar year at the Bullion Custodian’s premises and books and records will be open for inspection and audit by the Auditors at least once per calendar year.

“A” - 1

(i)                                     There are no material litigation, claims, fraud or audit issues presently outstanding against the Bullion Custodian which have not been previously disclosed to the Trustee.

(j)                                    The Bullion Custodian continues to be a financially viable company in compliance with all Applicable Laws and in good standing with any regulatory authority and/or governing body having jurisdiction over its corporate status, affairs and related services, including the handling and storage of Bullion.

(k)                                 The Bullion Custodian continues to act as the custodian of the Bullion owned by the Trust as of the date hereof.

(l)                                     All confirmations, quarterly statements, tax receipts, and annual and interim financial statements of the Trust have been delivered to Unitholders as required under Applicable Laws.

(m)                             All regulatory filings required to be made by the Trust, such as the annual and interim financial statements of the Trust, have been completed.

(n)                                 All regulatory filings required to be made by the Manager, including annual renewals of its securities registration under Applicable Laws, have been completed. The Manager is not under investigation by any regulatory authority.

(o)                                 The Manager has complied with all of its obligations under Applicable Laws applicable to it and its duties and responsibilities under the Trust Agreement.

(p)                                 There is no litigation pending against the Manager or the Trust which has not already been disclosed to the Trustee.

(q)                                 The distribution of the Units by the Manager or its selling agents is in compliance with Applicable Laws and regulatory requirements.

(r)                                    All subscriptions, notices of redemption or transfers of Units were accepted by the Manager prior to the Valuation Time.

(s)                                   The audited annual financial statements and the unaudited interim financial statements of the Trust have been prepared and are complete, accurate and approved as required.

(t)                                    All documentation required to be forwarded to the Trustee by the Manager has been so forwarded (including, for greater certainty, annual and interim financial statements of the Trust, including auditors report thereon, as applicable, both external and internal, statements of holdings of the Trust and internal control documents).

(u)                                 The Manager has, on a regular basis, but not less frequently than monthly, reviewed the investments of the Trust to ensure, where applicable, that the Trust continues to qualify as a registered investment under the Tax Act.

(v)                                 The Manager has, on a regular basis, but not less frequently than monthly, where applicable, reviewed the investments of the Trust to determine if the Trust is subject to penalty taxes imposed by Part X.2 of the Tax Act on certain investments made by a registered investment.

(w)                               The Trust qualifies as a “unit trust” pursuant to subsection 108(2) of the Tax Act and a “mutual fund trust” pursuant to subsection 132(6) of the Tax Act.

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(x)                                 The Manager has provided to the Trustee all necessary information to enable the Trustee to accurately complete the tax return(s) of the Trust by March 31 (or March 30 in the case of a leap year) of each year or, alternatively, if the Trustee has not itself prepared and filed the tax return(s) of the Trust, the Manager has provided a copy of such tax return(s) of the Trust to the Trustee.

(y)                                 Current certified copies of the Manager’s signing authorities have been provided to the Trustee and may be relied upon by the Trustee.

(z)                                  The Manager shall promptly inform the Trustee should the Trust fail to comply with any restrictions and conditions hereto.

“A” - 3

(aa)         DATED this          day of                           ,       .

SPROTT ASSET MANAGEMENT LP, by its general partner, SPROTT ASSET MANAGEMENT GP INC., in its capacity as the Manager of the Trust

By:
John Ciampaglia
Chief Executive Officer

By:
Kevin Hibbert
Chief Financial Officer

“A” - 4

SCHEDULE “B”

INTERIM CERTIFICATE OF COMPLIANCE

TO:                           RBC INVESTOR SERVICES TRUST (the “Trustee”), in its capacity as the trustee of Sprott Physical Gold and Silver Trust

In accordance with the terms of a trust agreement dated as of October 26, 2017, as the same may be further amended, restated, supplemented or replaced from time to time (the “Trust Agreement”), relating to Sprott Physical Gold and Silver Trust (the “Trust”), Sprott Asset Management LP (the “Manager”) was appointed the manager of the Trust. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Trust Agreement.

With respect to the Manager and the Bullion Custodian, as applicable, the Manager hereby certifies and confirms that with respect to the six month period ending June 30, 20    , to the best of its knowledge and belief:

(a)                                 The Manager has complied with its obligations specifically relating to the Bullion as set out in the Trust Agreement including, for greater certainty, the Investment Policy.

(b)                                 The Bullion Custodian has been appointed pursuant to the terms of a Storage Agreement or custodial agreement that complies with all requirements in Part 6 of NI 81-102.

(c)                                  In accordance with the Disclosure Documents and the Trust Agreement, the authenticity of all Bullion held for the Trust by the Bullion Custodian is still verified as containing between 350 to 430 troy ounces per London Good Delivery bar of gold and between 750 to 1,000 troy ounces per London Good Delivery bar of silver and all such bars retain their London Good Delivery status with no less than the required minimum fineness related thereto as determined by the London Bullion Market Association from time to time.

(d)                                 The Bullion Custodian maintains adequate insurance coverage appropriate for, and consistent with, other custodians of Bullion in the relevant markets where the Bullion is held and the Bullion Custodian will not cancel such insurance except upon 30 days prior notice to the Manager. The material details of such insurance have been disclosed in the Disclosure Documents.

(e)                                  All of the Bullion owned by the Trust is stored and held by the Bullion Custodian on an unencumbered and fully allocated basis in appropriate vault facilities verified by the Manager to be appropriate to hold and store the Bullion in the relevant markets where the Bullion is held, and there are no current storage constraints at the facilities of the Bullion Custodian.

(f)                                   The Bullion Custodian maintains proper records, procedures and internal controls and safeguards relating to the holding and storage, recording, access to, and release of, the Bullion.

(g)                                  The Auditors will be present during, and will verify a physical count of all of the Bullion owned by the Trust at least once every calendar year and the Bullion Custodian’s premises and books and records will be open for inspection and audit by the Auditors at least once per calendar year.

(h)                                 There are no material litigation, claims, fraud or audit issues presently outstanding against the Bullion Custodian which have not been previously disclosed to the Trustee.

“B” - 1

(i)                                     The Bullion Custodian continues to be a financially viable company in compliance with all Applicable Laws and in good standing with any regulatory authority and/or governing body having jurisdiction over its corporate status, affairs and related services, including the handling and storage of Bullion.

(j)                                    The Bullion Custodian continues to act as the custodian of the Bullion owned by the Trust as of the date hereof.

DATED this       day of                                                          ,       .

SPROTT ASSET MANAGEMENT LP, by its general partner, SPROTT ASSET MANAGEMENT GP INC., in its capacity as the Manager of the Trust

By:
John Ciampaglia
Chief Executive Officer

By:
Kevin Hibbert
Chief Financial Officer

“B” - 2

SCHEDULE “C”
CERTIFICATE OF AUTHORIZED SIGNING AUTHORITIES

[Redacted]

“C” - 1

SCHEDULE “D”
LIST OF DESIGNATED MARKETS

Argentina

Bosnia and Herzegovina

Lebanon

Nigeria

Pakistan

Russia

Serbia

Ukraine

Uruguay

Vietnam

“D” - 1

SCHEDULE “E”
FORM OF BULLION REDEMPTION NOTICE

DATE:

TO:	TSX Trust Company (the “Transfer Agent”), as the registrar and transfer agent of Sprott Physical Gold and Silver Trust (the “Trust”)

	Ticker Symbol:	CUSIP number

Attention:

Fax No:

AND TO:	Sprott Asset Management LP (the “Manager”), as the manager of the Trust

RE:	Bullion Redemption Notice under Section 6.1 of the Trust Agreement of the Trust

The undersigned (the “Unitholder”), the holder of            units of the Trust (the “Units”) designated above by its Toronto Stock Exchange or NYSE Arca ticker symbol and CUSIP number, requests the redemption for physical gold and silver bullion of the aforementioned Units in accordance with, and subject to the terms and conditions set forth in, a trust agreement of the Trust dated as of October 26, 2017, as the same may be further amended, restated or supplemented from time to time, and directs the Transfer Agent to cancel such Units on                             . The Unitholder represents and warrants that it is not (i) an undertaking for collective investment in transferable securities (UCITS) or (ii) prohibited by its investment policies, guidelines or restrictions from receiving physical gold and silver bullion. All physical gold and silver bullion shall be delivered to the following address by armoured transportation service carrier, which the undersigned hereby authorizes the Manager or its agent to retain on the undersigned’s behalf.

Delivery Instructions:

Signature of Unitholder	Signature Guarantee

Print Name

Print Address

NOTE:                   The name and address of the Unitholder set forth in this Bullion Redemption Notice must correspond with the name and address as recorded on the register of the Trust maintained by the Transfer Agent. The signature of the person executing this Bullion Redemption Notice must be guaranteed by a

“E” - 1

Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

“E” - 2

SCHEDULE “F”
FORM OF CASH REDEMPTION NOTICE

DATE:

TO:	TSX Trust Company (the “Transfer Agent”), as the registrar and transfer agent of Sprott Physical Gold and Silver Trust (the “Trust”)

	Ticker Symbol:	CUSIP number

Attention:

Fax No:

AND TO:	Sprott Asset Management LP (the “Manager”), as the manager of the Trust

RE:	Cash Redemption Notice under Section 6.3 of the Trust Agreement of the Trust

The undersigned (the “Unitholder”), the holder of      units of the Trust (the “Units”) designated above by its Toronto Stock Exchange or NYSE Arca ticker symbol and CUSIP number, requests the redemption for cash of the aforementioned Units in accordance with, and subject to the terms and conditions set forth in, a trust agreement of the Trust dated as of October 26, 2017, as the same may be further amended, restated or supplemented from time to time, and directs the Transfer Agent to cancel such Units on                                       .

Wiring Instructions:

Signature of Unitholder	Signature Guarantee

Print Name

Print Address

NOTE:                   The name and address of the Unitholder set forth in this Cash Redemption Notice must correspond with the name and address as recorded on the register of the Trust maintained by the Transfer Agent. The signature of the person executing this Cash Redemption Notice must be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

“F” - 1